1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 27, 2012	By	/s/ Zhang Baocai

	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD

AS AT 30 JUNE 2012

The Board of Directors (the “Board”) of the Company is pleased to announce the unaudited interim results of the Company and its subsidiaries for 2012. The interim results have been reviewed and approved by the audit committee of the Board of the Company. This announcement, containing the full text of the Interim Report of the Company for 2012, complies with the relevant requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of interim results. The interim results announcement is available for viewing on the websites of the Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

1

DEFINITIONS

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Mining Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are listed on the Australian Securities Exchange;

2    Yanzhou Coal Mining Company Limited Interim Report 2012

DEFINITIONS – CONTINUED

“Yancoal International”	Yancoal International (Holding) Co., Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

Gloucester	Gloucester Coal Ltd, a limited company incorporated under the laws of Australia, completed the merger with Yancoal Australia in June, 2012, and became a wholly-owned subsidiary of Yancoal Australia;

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant explanations issued by the Ministry of Finance of PRC;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	The Shanghai Stock Exchange;

“Articles”	the articles of association of the Company

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC.

Yanzhou Coal Mining Company Limited Interim Report 2012    3

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

(2)	Legal Representative: Li Weimin

(3)	Authorized Representatives with the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai

Secretary to the Board/Company Secretary: Zhang Baocai

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative with the Shanghai Stock Exchange: Huang Xiaolong

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5385343            Fax: (86537) 5383311

E-mail Address: hxl2003@sohu.com

(4)	Registered Address : 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Office Address: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http: //www.yanzhoucoal.com.cn

E-mail: yzc@yanzhoucoal.com.cn

(5)	Newspapers for corporate information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s Interim Report in PRC: http: //www.sse.com.cn

Website for publishing the Company’s Interim Report overseas: http: //www.hkexnews.hk http: //www.sec.gov

Interim Reports of the Company are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

4    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

(6)	Places of Listing, Stock Abbreviation and Stock Code

A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
ADR	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

Date of Initial Business Registration : 25 September, 1997

Place of Initial Business Registration: 40 Fushan South Road, Zoucheng City, Shandong Province, 273500, PRC

Date of Change in Registration: 17 January, 2011

Place of Change in Registration : 298 Fushan South Road, Zoucheng City, Shandong Province 273500, PRC

Registration number of Corporate Business Licence of the Enterprise Legal Person : 370000400001016

Tax Registration Certificate Number : Jiguoshuizi 370883166122374

Organization Code : 16612237-4

Certified Public Accountants (Domestic) :

Name: Shine Wing Certified Public Accountants

Office Address : 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing 100027, PRC

Certified Public Accountants (International) :

Name: Grant Thornton Hong Kong Limited

Office Address : 20th Floor, Sunning Plaza 10 Hysan Avenue Causeway Bay, Hong Kong

Name: Grant Thornton

Office Address : 5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, China

Yanzhou Coal Mining Company Limited Interim Report 2012    5

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

		Unit	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Increase/ Decrease	Percentage increase/ decrease (%)

1.	Coal business
	Raw coal production	kilotonne	31,566	25,728	5,838	22.69
	Salable coal production	kilotonne	29,484	23,587	5,897	25.00
	Salable coal sales volume	kilotonne	42,472	26,661	15,811	59.30
2.	Railway transportation business
	Transportation volume	kilotonne	8,837	9,088	-251	-2.76
3.	Coal chemicals business
	Methanol production	kilotonne	285	248	37	14.92
	Methanol sales volume	kilotonne	288	246	42	17.07
4.	Electric power business
	Power generation	10,000kWh	62,298	69,440	-7,142	-10.29
	Electricity sold	10,000kWh	43,466	46,944	-3,478	-7.41
5.	Heat business
	Heat generation	10,000 steam tonnes	91	91	0	0
	Heat sales volume	10,000 steam tonnes	21	15	6	40.00

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(1)	OPERATING RESULTS

	For the six months ended 30 June
	2012	2011	Changes as compared with the corresponding period of last year	For the year ended 31 December 2011
	(RMB’000)	(RMB’000)	(%)	(RMB’000)
	(unaudited)	(unaudited)		(audited)

Sales income	28,286,385	20,224,012	39.87	47,065,840
Gross profit	7,611,491	9,037,848	-15.78	18,785,790
Interest expenses	(775,394)	(426,106)	81.97	(839,305)
Income before income tax	5,382,285	7,235,926	-25.62	12,520,986
Net income attributable to equity holders of the Company for the reporting period	5,255,811	5,183,335	1.40	8,928,102
Earnings per share	RMB1.07	RMB1.05	1.40	RMB1.82

6    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

(1)	OPERATING RESULTS – CONTINUED

The impact of exchange gains or losses on net income attributable to equity holders of the Company :

	the first half of 2012 (RMB’000)	the first half of 2011 (RMB’000)	Percentage of increase and decrease (%)

The exchange gains or losses	181,318	1,242,793	-85.41
The impact of exchange gains or losses on net income attributable to equity holders of the Company	130,240	870,490	-85.04

(2)	ASSETS AND LIABILITIES

	As at 30 June		As at 31 December
	2012 (RMB’000) (unaudited)	2011 (RMB’000) (unaudited)	2011 (RMB’000) (audited)

Current Assets	33,145,857	31,682,102	30,431,106
Current Liabilities	36,607,124	24,065,256	34,721,471
Total Assets	119,242,084	89,613,919	97,151,591
Equity attributable to shareholders of the Company	44,221,885	39,845,365	42,634,490
Net assets per share	RMB8.99	RMB8.10	RMB8.67
Return on Net Assets (%)	11.89	13.01	20.94

(3)	SUMMARY STATEMENT OF CASH FLOWS

	For the six months ended 30 June
	2012	2011	Changes as compared with the corresponding period of last year	For the year ended 31 December 2011
	(RMB’000)	(RMB’000)	(%)	(RMB’000)
	(unaudited)	(unaudited)		(audited)

Net Cash from Operating Activities	6,692,453	13,136,797	-49.06	17,977,276
Net increase in Cash and Cash Equivalents	10,437,025	5,379,199	94.03	1,807,278
Net Cash Flow per Share from Operating Activities	RMB1.36	RMB2.67	-49.06	RMB3.66

Yanzhou Coal Mining Company Limited Interim Report 2012    7

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Management Analysis of the Operating Results by Business segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electric power business

5.	Heat business

(2)	Management Analysis of Major Financial Condition of the Group

1.	Summary of changes in consolidated balance sheet items

2.	Summary of changes in consolidated income statement items

3.	Summary of changes in consolidated cash flow statement items

4.	Others

(3)	Capital Expenditure Plan

(4)	Investments made by the Group during the Reporting Period

(5)	Outlook

(1)	Market outlook for the second half 2012

(2)	Operational strategies

(3)	Major Risks faced by the Company, Impacts and Measures

II.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR AMENDMENTS ON SIGNIFICANT ACCOUNTING ERRORS

III.	OTHERS

8    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Management Analysis of Operating Results by Business Segment

The main business operations of the Group include mining, washing, processing, sales and railway transportation of coal, coal chemicals and electric power business.

The main business operation results of the Group for this reporting period were set out in the following table:

	Sales income	Cost of Sales	Gross Profit	Increase/ decrease in sales income as compared with the same period of 2011	Increase/ decrease in cost of sales as compared with the same period of 2011	Increase/ decrease in gross profit as compared with the same period of 2011
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	(percentage point)

1. Coal business	27,291,104	19,240,805	29.50	41.21	96.40	Decrease 19.81
2. Railway Transportation business	226,551	175,802	22.40	-6.72	12.20	Decrease 13.09
3. Coal Chemicals business	568,397	467,508	17.75	19.08	6.42	Increase 9.78
4. Electric power business	164,842	161,164	2.23	1.93	-0.23	Increase 2.11
5. Heat business	35,491	21,338	39.88	130.37	154.81	Decrease 5.77

Yanzhou Coal Mining Company Limited Interim Report 2012    9

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

1.	Coal business

(1)	Coal Production

In the first half of 2012, the raw coal production of the Group was 31.57 million tonnes, representing an increase of 5.84 million tonnes or 22.7% as compared with that of the first half of 2011. Salable coal production of the Group for the reporting period was 29.48 million tonnes, representing an increase of 5.9 million tonnes or 25.0% as compared with that of the first half of 2011. The increase of coal production was mainly due to: (1) the coal production increase of Ordos Neng Hua from the acquisition of Wenyu coal mine in July 2011; and (2) the coal production increase of Yancoal Australia from the acquisition of Syntech coal mine and Premier coal mine in August 2011 and December 2011, respectively.

The following table sets out the coal production of the Group for the first half of 2012:

		For the six months ended 30 June 2012 kilotonne	For the six months ended 30 June 2011 kilotonne	Increase/ decrease kilotonne	Increase/ decrease (%)

I.	Raw coal production	31,566	25,728	5,838	22.69
	1. The Company	17,167	16,703	464	2.78
	2. Shanxi Neng Hua	662	577	85	14.73
	3. Heze Neng Hua	1,461	1,371	90	6.56
	4. Ordos Neng Hua	3,452	1,308	2,144	163.91
	5. Yancoal Australia	8,595	5,769	2,826	48.99
	6. Yancoal International	229	—	229	—
II.	Salable coal production	29,484	23,587	5,897	25.00
	1. The Company	17,129	16,604	525	3.16
	2. Shanxi Neng Hua	652	566	86	15.19
	3. Heze Neng Hua	1,229	717	512	71.41
	4. Ordos Neng Hua	3,452	1,308	2,144	163.91
	5. Yancoal Australia	6,811	4,392	2,419	55.08
	6. Yancoal International	211	—	211	—

Note:	On 22 June 2012, according to the merger agreement between Yancoal Australia and Gloucester, the equity interests in Syntech Resources Pty Ltd and Premier Coal Limited held by Yancoal Australia have been transferred to Yancoal International, a wholly-owned subsidiary of the Company.

(2)	Coal Prices and Sales

In the first half of 2012, the sluggish global economy has led to the weak demand for coal in the domestic and overseas markets and the average coal price of the Group decreased as compared with that of last year.

10    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The Group sold 42.47 million tonnes of coal in the first half of 2012, representing an increase of 15.81 million tonnes or 59.3% as compared with that of the first half of 2011. The sales volume comprises of 0.62 million tonnes of internal sales and 41.85 million tonnes of external sales. The increase of sales volume is mainly due to: (1) the sales volume of externally purchased coal increased by 10.45 million tonnes as compared with that of the first half of 2011; (2) coal sales volume of Yancoal Australia increased by 2.38 million tonnes as compared with that of the first half of 2011; (3) coal sales volume of Ordos Neng Hua increased by 1.93 million tonnes as compared with that of the first half of 2011.

In the first half of 2012, the Group realized a sales income of RMB27.4164 billion for its coal business, representing an increase, as compared with that of the first half of 2011, of RMB7.9823 billion or 41.1%. The sales income comprises of RMB125.3 million of internal sales and RMB27.2911 billion of external sales.

The following table sets out the Group’s sales of coal for the first half of 2012:

		For the six months ended 30 June 2012			For the six months ended 30 June 2011
		Sales volume	Sales Price	Sales income	Sales volume	Sales Price	Sales income
		(kilotonne)	(RMB/tonne)	(RMB’000)	(kilotonne)	(RMB/tonne)	(RMB’000)

1.	The Company
	No. 1 Clean Coal	130	1,097.60	142,643	250	1,091.00	272,746
	No. 2 Clean Coal	4,236	1,016.78	4,307,433	4,705	1,018.75	4,793,537
	No. 3 Clean Coal	1,179	795.60	937,868	1,053	841.62	885,858
	Domestic Sales	1,179	795.60	937,868	1,045	841.40	879,126
	Export	—	—	—	8	871.08	6,732
	Lump Coal	683	995.10	679,764	859	1,023.10	878,851
	Subtotal for Clean Coal	6,228	974.23	6,067,707	6,867	994.77	6,830,992
	Domestic Sales	6,228	974.23	6,067,707	6,859	994.91	6,824,260
	Export	—	—	—	8	871.08	6,732
	Screened Raw Coal	6,926	521.67	3,613,368	6,600	486.60	3,211,712
	Mixed Coal & Others	3,350	371.85	1,245,569	2,734	341.21	932,882
	Total for the Company	16,504	662.04	10,926,645	16,201	677.45	10,975,586
	Domestic Sales	16,504	662.04	10,926,645	16,193	677.36	10,968,854
2.	Shanxi Neng Hua	551	421.73	232,286	544	454.44	247,163
	Screened Raw Coal	551	421.73	232,286	544	454.44	247,163
3.	Heze Neng Hua	1,227	813.32	997,946	722	869.37	627,709
	No. 2 Clean Coal	629	1,153.65	725,956	434	1,174.19	509,503
	Screened Raw Coal	—	—	—	22	521.79	11,551
	Mixed Coal & Others	598	455.04	271,990	266	401.01	106,655
4.	Ordos Neng Hua	3,228	269.16	868,767	1,303	299.78	390,562
	Screened Raw Coal	3,228	269.16	868,767	1,303	299.78	390,562
5.	Yancoal Australia	7,111	648.70	4,613,083	4,730	1,006.14	4,759,351
	Semi-hard coking coal	131	981.86	128,874	825	1,125.42	928,259
	Semi-soft coking coal	484	1,059.61	512,546	548	1,243.98	681,623
	PCI	1,187	1,000.27	1,187,557	1,240	1,397.00	1,732,027
	Steam coal	5,309	524.41	2,784,105	2,117	669.32	1,417,442
6.	Yancoal International	240	407.08	97,756	—	—	—
	Steam coal	240	407.08	97,756	—	—	—
7.	Sales of externally purchased coal	13,611	711.20	9,679,895	3,161	769.99	2,433,690
8.	Total for the Group	42,472	645.52	27,416,378	26,661	728.93	19,434,061

Yanzhou Coal Mining Company Limited Interim Report 2012    11

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume	Impact of change in the sales price of coal
	RMB’000	RMB’000

The Company	205,386	-254,327
Shanxi Neng Hua	3,146	-18,023
Heze Neng Hua	439,010	-68,773
Ordos Neng Hua	577,046	-98,841
Yancoal Australia	2,395,488	-2,541,756
Yancoal International	97,756	—
Externally purchased coal	8,046,396	-800,191
Total for the Group	11,764,228	-3,781,911

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s sales in terms of geographical regions for the first half of 2012:

		For the six months ended 30 June 2012		For the six months ended 30 June 2011
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	China	35,724	23,179,370	22,414	15,113,781
	Eastern China	29,805	19,861,594	18,693	12,652,793
	Southern China	603	473,831	88	81,048
	Northern China	4,427	2,358,812	1,701	664,186
	Other regions	889	485,133	1,932	1,715,754
2.	Japan	974	938,935	1,002	1,192,846
3.	South Korea	1,550	1,146,137	2,644	2,475,999
4.	Australia	2,754	1,030,354	105	128,396
5.	Others	1,470	1,121,582	496	523,039
6.	Total for the Group	42,472	27,416,378	26,661	19,434,061

Most of the Group’s coal products are sold to the electricity, metallurgy and chemical industries.

12    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2012:

		For the six months ended 30 June 2012		For the six months ended 30 June 2011
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	Electricity	15,392	7,155,068	8,920	4,441,126
2.	Metallurgy	3,006	2,953,126	3,343	3,349,870
3.	Chemical	5,373	4,334,901	1,188	1,167,310
4.	Others	18,701	12,973,283	13,210	10,475,755
5.	Total for the Group	42,472	27,416,378	26,661	19,434,061

(3)	Cost of Sales of Coal

The Group’s cost of coal sales in the first half of 2012 was RMB19.2408 billion, representing an increase of RMB9.4442 billion, or 96.40% as compared with that of the first half of 2011. This was mainly due to the increase of sales volume of Yancoal Australia and externally purchased coal.

The following table sets out the main cost of coal sales according to the business entities:

		Unit	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Increase/ decrease	Percentage of increase/ decrease
						(%)

The Company	Total cost of sales	RMB’000	5,256,305	4,636,844	619,461	13.36
	Cost of sales per tonne	RMB	318.48	286.20	32.28	11.28
Shanxi Neng Hua	Total cost of sales	RMB’000	147,983	170,050	-22,067	-12.98
	Cost of sales per tonne	RMB	268.67	312.66	-43.99	-14.07
Heze Neng Hua	Total cost of sales	RMB’000	630,649	516,583	114,066	22.08
	Cost of sales per tonne	RMB	513.98	715.47	-201.49	-28.16
Ordos Neng Hua	Total cost of sales	RMB’000	511,617	195,999	315,618	161.03
	Cost of sales per tonne	RMB	158.51	150.44	8.07	5.36
Yancoal Australia	Total cost of sales	RMB’000	3,186,639	2,146,874	1,039,765	48.43
	Cost of sales per tonne	RMB	448.11	453.85	-5.74	-1.26
Yancoal International	Total cost of sales	RMB’000	65,159	—	—	—
	Cost of sales per tonne	RMB	271.33	—	—	—
Externally purchased coal	Total cost of sales	RMB’000	9,650,366	2,395,130	7,255,236	302.92
	Cost of sales per tonne	RMB	709.03	757.71	-48.68	-6.42

In the first half of 2012, the cost of coal sales of the Company was RMB5.2563 billion, representing an increase of RMB619.5 million or 13.4% as compared with that of the first half of 2011. The cost of coal sales per tonne was RMB318.48, representing an increase of RMB32.28 or 11.3% as compared with that of the first half of 2011. This was mainly due to: (1) the increase of policy expenditure by RMB5.63 in the cost of coal sales per tonne, including: the increase of mining

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rights fees of coal mines in the headquarters since 1 January 2012, which led to the increase of cost of coal sales per tonne by RMB2.80; ‚the newly increased security deposit for environment management resulted in an increase in the cost of coal sales per tonne by RMB2.83; (2) the increase in employees’ wages resulted in an increase in the cost of coal sales per tonne by RMB26.24. Deducting the policy expenditure increase, the cost of coal sales per tonne of the Company was RMB312.85 in the first half of 2012, representing an increase of RMB26.65 or 9.3% as compared with that of the first half of 2011.

In the first half of 2012, the cost of coal sales of Heze Neng Hua was RMB630.6 million, representing an increase of RMB114.1 million or 22.1% as compared with that of the first half of 2011; the cost of coal sales per tonne was RMB513.98, representing a decrease of RMB201.49 or 28.2% as compared with that of the first half of 2011. This was mainly due to the increase in sales volume of product coal by 0.51 million tonnes or 69.9% as compared with that of the first half of 2011, which led to the decrease of unit fixed cost.

2.	Railway Transportation Business

In the first half of 2012, the transportation volume of the Railway Assets for the finished products was 8.84 million tonnes, representing a decrease of 0.25 million tonnes or 2.8% as compared with that of the first half of 2011. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB226.6 million in the first half of 2012, representing a decrease of RMB16.326 million or 6.7% as compared with that of the first half of 2011. The cost of sales of railway transportation services was RMB175.8 million, representing an increase of RMB19.119 million or 12.2% as compared with that of the first half of 2011.

3.	Coal Chemicals Business

The following table sets out the state of operation of the Group’s methanol business for the first half of 2012:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	265	214	23.83	266	213	24.88
2. Shanxi Neng Hua	20	34	-41.18	22	33	-33.33

Note:	Due to the shortage of raw material supply, the methanol project of Shanxi Neng Hua has stopped production since April 2012.

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	Sales income (RMB’000)			Cost of Sales (RMB’000)
	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	524,496	410,710	27.70	449,814	399,115	12.70
2. Shanxi Neng Hua	43,901	66,624	-34.11	41,866	64,346	-34.94

4.	Electric Power Business

The following table sets out the state of operation of the Group’s electric power business for the first half of 2012:

	Generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease
			(%)			(%)

1. Hua Ju Energy	49,760	51,657	-3.67	42,446	44,790	-5.23
2. Yulin Neng Hua	12,538	14,032	-10.65	1,020	1,952	-47.75
3. Shanxi Neng Hua	—	3,751	—	—	202	—

Note:	Since 1 January 2012, the power plant of Shanxi Neng Hua has stopped generating electricity due to the excessively high cost of fuel.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Percentage of increase/ decrease
			(%)			(%)

1. Hua Ju Energy	162,296	156,679	3.59	157,419	151,988	3.57
2. Yulin Neng Hua	2,547	4,573	-44.30	3,745	7,675	-51.21
3. Shanxi Neng Hua	—	475	—	—	1,874	—

5.	Heat Business

Hua Ju Energy generated heat energy of 0.91 million steam tonnes and sold 0.21 million steam tonnes in the first half of 2012, generating a sales income of RMB35.491 million, with the cost of sales at RMB21.338 million.

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(II).	Analysis of Major Financial Conditions by the Management

1.	Summary of changes in Consolidated Balance Sheet Items

(1)	Asset items

	As at 30 June 2012	As at 31 December 2011	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Bank balances and cash	18,574,296	8,145,297	128.04	Issuance of US$1billion corporate bonds; the bills discounted

Bank guarantee deposits	3,318,715	9,543,214	-65.22	A decrease of domestic bank guarantee deposit of RMB6.26 billion for the overseas bank loan of the Company.

Bills receivable and accounts receivable	3,325,757	7,312,074	-54.52	A decrease of coal sales volume settled by acceptance bills and the increase of bill cashed and discounted of the Company

Inventory	1,826,028	1,391,247	31.25	An increase of the coal inventory

Prepayments and other receivables	4,799,265	3,624,879	32.40	The prepayment for goods increased by RMB1.1921 billion.

Overburden in advance	410,376	261,441	56.97	An increase of RMB148.9 million in the paid but not amortized overburden cost by Yancoal Australia, compared to that of the beginning of the year.

Intangible assets	34,981,527	26,205,619	33.49	An increase of RMB8.8688 billion in the intangible assets caused by the merger with Gloucester.

Long-term receivable	1,411,789	300,083	370.47	An increase of RMB1.1133 billion of mining royalties receivable over 1 year from Middlemount coal mine caused by the merger with Gloucester.

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	As at 30 June 2012	As at 31 December 2011	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Deferred tax asset	4,552,769	1,335,165	240.99	1.	An increase of RMB327.5 million of deferred tax assets caused by the increase of the unpaid land subsidence fees, safety fees and salaries and wages payable to the employees which have been withdrawn by the Company and its domestic subsidiaries.

				2.	An increase of RMB2.9985 billion of deferred tax assets caused by the increase of coal resource lease tax of Yancoal Australia.

Total assets	119,242,084	97,151,591	22.74	—

(2)	Liabilities items

	As at 30 June 2012	As at 31 December 2011	Increase and decrease	Main reasons for the change
	(RMB’000)	(RMB’000)	(%)

Bills payable and accounts payable	6,484,771	2,240,844	189.39	An increase of RMB3.7208 billion in bills payable caused by the merger with Gloucester.

Other payables and accrued expenses	10,899,375	7,344,815	48.40	The payable but not paid cash dividend for the year 2011 of RMB2.8035 billion

Borrowings due after one year	24,208,512	14,869,324	62.81	1.	An increase of bank loans of RMB2.9807 billion;

				2.	A subsidiary of the Company made an issuance of corporate bonds, amounting to USD1 billion during the reporting period

Deferred tax liability	8,064,162	3,895,304	107.02	An increase of RMB4.2803 billion in deferred tax liability caused by the valuation of Gloucester’s mineral rights, such as the increase in value of the mineral rights.

Long term payable due after one year	1,035,647	15,028	6,791.45	An increase of expected liability of RMB1.0656 billion of Gloucester

Total liabilities	71,734,238	53,826,541	33.27	—

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2.	Summary of changes in Consolidated Income Statement Items

	For the six months
	ended 30 June		Increase and
	2012	2011	decrease	Main reasons for change
	(RMB’000)	(RMB’000)	(%)

Sales income	28,286,385	20,224,012	39.87	1.	The sales income of self-produced coal increased by RMB718.2 million compared to the corresponding period of last year, including: the sales income of coal business increased by RMB3.5721 billion compared to the corresponding period of last year caused by the increase of sales volume of coal; the sales income of coal business decreased by RMB2.8539 billion compared to the corresponding period of last year caused by the decrease of sales price of coal.

				2.	The sales income of coal sales increased by RMB7.2462 billion compared to the corresponding period of last year caused by the increase of sales volume of externally purchased coal.

Cost of sales and railway transportation services	19,416,607	9,953,247	95.08	An increase of sales volume of coal compared to the corresponding period of last year

Other incomes	2,032,550	1,509,646	34.64	1.	The merger with Gloucester brings income of RMB1.4272 billion;

				2.	The foreign exchange gains decreased by RMB1.0615 billion and interest income of bank deposits increased by RMB230.1 million as compared to the corresponding period of last year.

Interests expenses	775,394	426,106	81.97	1.	Interest expenses of bank loan increased by RMB343.7 million as compared to the corresponding period of last year.

				2.	An increase of bond interest expenses of RMB40.787 million during the reporting period;

				3.	Since the unpaid balance for the acquisition of mining rights of Zhuan Longwan coal mine field decreased, the payment for the use of funds by Ordos Neng Hua decreased by RMB19.185 million as compared to the corresponding period of last year.

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	For the six months
	ended 30 June		Increase and
	2012	2011	decrease		Main reasons for change
	(RMB’000)	(RMB’000)	(%)

Income tax	99,821	2,040,953	-95.11	A decrease of income tax for Yancoal Australia as compared with the corresponding period of last year, including:

				1.	the decrease of the mineral resource lease tax by RMB1.0832 billion as compared with the corresponding period of last year;

				2.	the decrease of the taxable income by RMB732.4 million as compared with the corresponding period of last year.

Net income attributable to the shareholders of the Company	5,255,811	5,183,335	1.40	—

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3.	Summary of changes in Consolidated Cash Flow Statement Items

	For the six months
	ended 30 June		Increase and
	2012	2011	decrease		Main reasons for change
	(RMB’000)	(RMB’000)	(%)

Net cash generated from operating activities	6,692,453	13,136,797	-49.06	1.	A decrease of bills discounted by RMB3.1379 billion as compared with the corresponding period of last year;

				2.	An increase of salaries and wages payable to the employees by RMB1.147 billion as compared with the corresponding period of last year;

				3.	An increase of taxes payments by 1.5772 billion as compared with the corresponding period of last year.

Net cash for investing activities	2,622,024	-13,748,249	—	1.	The cash outflow from payment for the acquisition of assets and equity interests decreased by RMB4.4021 billion;

				2.	The net cash inflow amounting to RMB638.6 million from receiving and paying deposits made on investments;

				3.	There is RMB13.7907 billion of the cash inflow from investing activities, due to the change in the balance of bank guarantee deposit.

Net cash from financing activities	1,122,548	5,990,651	-81.26	1.	There are RMB6.3129 billion of proceeds from issuance of bonds during the reporting period;

				2.	There is RMB5.19 billion of net cash outflow from repayment and obtaining of bank loans during the reporting period, with RMB7.3609 billion of net cash inflow during the corresponding period of last year;

				3.	Distribution of cash dividend of RMB1.3679 billion during the corresponding period of last year.

Net increase (decrease) in cash and cash equivalents	10,437,025	5,379,199	94.03	—

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4.	Others

(1)	Debt to Equity Ratio

As at 30 June 2012, the equity attributable to the equity holders of the Company and the interest bearing debt amounted to RMB44.2219 billion and RMB38.5758 billion, respectively, with a debt to equity ratio of 87.2%.

For detailed information on the interest bearing debt, please refer to note 21 of the financial statements prepared under IFRS or the note VIII. 19, 28, 29 and 30, of the financial statement prepared under CASs.

(2)	Capital Sources and Use

In the first half of 2012, the Group’s principal source of capital was the cash flow from operations, issuance of corporate bonds and bank loans. The Group has utilized its capital mainly for payment of operating expenses, purchase of property, machinery and equipment, payment of the acquisition of assets and equity interests.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2012 was RMB1.6521 billion, representing a decrease of RMB7.2143 billion or 81.4% as compared with RMB8.8664 billion in the first half of 2011. This was mainly due to: the capital expenditure for the purchase of property, machinery and equipment for the first half of 2011 of Ordos Neng Hua was RMB7.9991 billion, as compared with RMB253.6 million in the first half of 2012.

(3)	The Impacts of Exchange Rate Changes on the Company

China implements a regulated and managed floating exchange rate system based on market supply and demand by reference to a basket of currencies.

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

(1)	the impact on the overseas coal sales of the Group of which the income is calculated in U.S. dollars or Australian dollars;

(2)	the exchange gains and losses of the foreign currency deposits and borrowings of the Group;

(3)	the cost of imported equipment and accessories of the Group.

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Affected by the change of exchange rate, the Group had book exchange gains of RMB181.3 million in the first half of 2012. It was mainly due to: 1) Yancoal Australia had the exchange gains of RMB88.81 million from its US-denominated loan contract; 2) To manage the foreign currency risk arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank and had the exchange gains of RMB87.210 million during the reporting period. For details of the foreign exchange hedging measures, please refer to note VIII.7 and note VIII.44 of the financial statement prepared under CASs.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(4)	Contingent liabilities

For details of the contingent liabilities, please see note 32 of the financial statements prepared under the IFRS.

(5)	Pledge of assets

The Company has not pledged any of its assets in the current reporting period.

(6)	Taxation

In the current reporting period, the Company and all of its subsidiaries incorporated in the PRC (excluding Hong Kong) are subject to an income tax rate of 25%; Yancoal Australia is subject to a tax rate of 30% on its taxable profits and Yancoal International is subject to a tax rate of 16.5% on its taxable profits.

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(III)	Capital Expenditure Plan

The capital expenditure for the first half of 2012 and the estimated capital expenditure for the second half of 2012 of the Group are set out in the following table:

		Second
		half of 2012	2012
	First half of 2012	(Estimated)	(Estimated)
	(RMB100 million)	(RMB100 million)	(RMB100 million)

The Company	2.533	15.059	17.592
Shanxi Neng Hua	0.016	0.469	0.485
Yulin Neng Hua	0.026	0.485	0.511
Heze Neng Hua	1.009	16.590	17.599
Hua Ju Energy	0.006	0.505	0.511
Ordos Neng Hua	2.536	32.551	35.087
Haosheng Company	—	2.019	2.019
Yancoal Australia	6.215	27.300	33.515
Yancoal International	4.179	1.240	5.419
Total	16.521	96.217	112.738

The Group is currently in possession of relatively sufficient cash and financial facilities, which are expected to be able to meet its operation and development expenditure needs.

(IV)	Investments Made by the Group during the Reporting Period

1.	Use of proceeds in investments

As considered and approved at the 2012 second extraordinary general meeting of the Company held on 23 April 2012, Yancoal International Resources Development Co., Ltd, a wholly owned subsidiary of the Company made an overseas issuance of US dollar-denominated bonds with an aggregate principal amount of USD1.0 billion and received net proceeds of USD991.24 million on 17 May 2012. As at the reporting date and in accordance with the provisions in the offering document, all net proceeds have been used for general corporate purpose.

As approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC (Zheng Jian Xuke [2012] No.592), the Company was approved to issue corporate bonds in the PRC, with an aggregate principal amount not exceeding RMB10 billion. The Company issued the first trench of the corporate bonds amounting to RMB5 billion and received net proceeds of RMB4.95 billion on 25 July 2012. As at the reporting date and in accordance with the provisions in the offering document, all net proceeds have been used for replenishing the working capital of the Company. The issue of the remaining RMB5 billion corporate bonds will be completed within 24 months from the date of approval of the CSRC.

Save as disclosed above, there were no fund raising activities during the reporting period and no previously raised funds were used in the reporting period.

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2.	Investments of the Group with its own funds

Investments of the Group with its own funds during the reporting period are as follows:

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project

Acquisition of 9.45% equity interests in Haosheng Company	Development of Shilawusu coal mine field project in Inner Mongolia Autonomous Region	Total consideration for the acquisition was RMB863.8 million. By the end of the reporting period, RMB266.1 million has been paid.	74.82note	Relevant equity interests transfer procedures completed on 22 May 2012.	—

Acquisition of the entire assets of Beisu coal mine and Yangcun coal mine	Production and sales of coal	Total consideration for the acquisition was RMB824.1 million. All consideration has been paid in full during the current reporting period.	—	The acquisition completed on 31 May 2012.	During the reporting period, the accumulated raw coal production of Beisu coal mine and Yangcun coal mine was 0.18 million tonnes.

Note:	Haosheng Company reduced its registered capital during the reporting period. For details, please refer to paragraph headed “IV. Significant Assets Acquisition and Sales, Reorganization” under Chapter 6 “Significant Events” of this report.

(V)	Outlook

1.	Market outlook of the second half of 2012

Outlook for coal market

China macro-economic growth has slowed down, coupled with broadly sluggish demand and supply relationship of coal market. With the emerging impact of a series of policies and measures promoted by the government to sustain growth, it is expected that demand for coal is likely to increase. As China is self-sufficient in coal production capacity, it is challenging to restrain the coal production volume in a short time. With the price difference between domestic and overseas coal narrowing, the growth in coal import has slowed down. The continuous concentration of the domestic coal industry and the central government’s promotion on consolidating coal resources to enhance the safety management level of coal mining, increasing the entry threshold to the coal mining business, providing guiding instruction to cut down production volume and implementing measures such as the total production volume control will be positive to the stabilization of the coal market. It is expected that the domestic coal price will withhold from falling and become stabilized in the near future.

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The global economy continues to be sluggish, coupled with abundant supply relative to the demand in the international coal markets. Demand for coal in Asian region has increased. Affected by the European debt crisis and due to the change of consumption structure of traditional energy, coal demand in European markets has decreased. Major coal exporting countries such as Australia, Indonesia, Mongolia and Russia continue to increase coal production while the export of coal has significantly increased in the United States due to the enhanced exploration and utilization of gas shale. With the combining influences caused by the changes in demand and supply, as well as the fluctuation of the international crude oil price and freight fees, the international price of thermal coal has shown signs of stabilizing. It is expected that the international coal prices will continue to fluctuate at the current low price range.

Outlook for the methanol market in China

Affected by the demand and supply situation, it is expected that the domestic methanol price will consolidate at its current bottom range in the second half of 2012. The gradual utilization of existing and newly constructed methanol production capacity, as well as the steady import volume of methanol from overseas will further increase the domestic supply of methanol. The demand for methanol will remain weak due to subdued utilization of excessive production capacity of downstream products such as formaldehyde, dimethylether and acetic acid. Several measures have been promoted by the government, including the accelerated elimination of outdated methanol production capacity, higher threshold for new methanol projects and promotion of methanol fuel for vehicles. These will help to stabilize the domestic methanol sector. However, with low international price of methanol, declining price of domestic coal, and reduced methanol cost, the price of domestic methanol is unlikely to rise. It is expected that the price of domestic methanol will not dramatically change from its current state.

2.	Operating Strategies

For the second half of 2012, facing unfavorable conditions including the likely subdued global economy, slowing domestic economic growth and supply broadly exceeding demand in both international and domestic coal markets, the Company will continue to implement operating strategies through both external expansion and internal improvement, sustainably enhancing its profitability and shareholders’ return. The Company will primarily focus on the implementation of following operating strategies:

Strengthening production and operation management of the Company and ensuring to deliver maximum economic benefits. Firstly, the Company will enhance its fundamental safety management and precautionary measures to ensure a sustainable and stable development environment. Secondly, the Company will continue to implement the production management strategy of “sustaining production within Shandong Province, increasing production outside Shandong Province, and expanding production overseas” to achieve a stable increase in total coal production volume. Thirdly, the Company will devote its energy on sales and marketing to achieve profit maximization. The Company will fully leverage on the synergic advantages with presence in both international and domestic markets, accelerate its integration of the domestic and international sales and marketing system, and keep optimizing marketing strategy through advanced judgment of market conditions and adjustment of coal products and sales and marketing coverage based on changing demand situation. With improved sales and marketing function, the production level of the Company can be sustained. The Company will continue to enhance product

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quality control, and establish brand reputation and expand its market through product quality. Fourthly, the Company will enhance its financial management. By focusing on cost control, the Company will strive to reduce costs and material consumption and to identify cost synergies and improve efficiency. The Company will also further enhance the management of its capital spending budget, establish an early warning system in relation to its cash management, ensure proper safeguard for its cash flow, and optimize the efficiency of its development capital allocation.

The Company will enhance the capital management capability and deliver efficient and substantial growth. Firstly, the Company will broaden its financing sources by fully utilizing its listing status in four domestic and overseas capital markets to raise development funds at low costs. Secondly, supported by the four major domestic and overseas operating bases, the Company will adopt various capital management measures with prudence and caution, to identify new development opportunities. Thirdly, by strengthening the promotion and the capitalization of longwall top coal caving technique, the Company aims to achieve targeted production through the use of technology and intellectual properties and to realize increased overall production and economic efficiency. Fourthly, through capital management, the Company aims to improve the standard of its resources allocations so that its capital, technology and personnel resources are devoted to high quality projects.

Project development and construction will be expedited to enhance the Company’s sustainable growth. With proper accountability, project investment, construction and operations management will be strengthened to eliminate and mitigate investment risks. We will speed up the application and approvals process for projects of Ordos Neng Hua Zhuan Longwan, Shilawusu and Ying Panhao coal field and the 0.6 million tonnes methanol project. The construction of Wanfu coal mine of Heze Neng Hua and the comprehensive power plant project of Zhaolou will be expedited. The application and approvals for the second stage expansion of Moolarben coal mine of Yancoal Australia as well as the southeastern surface mine project of Ashton Coal Mine will be procured. Exploration of the Potash assets in Canada will be expedited.

The Company will strengthen the development of its management and control system, improve its operation standard, the corporate governance system and operational mechanism to continuously improve the internal control process and system, as well as the internal risk control and management system of domestic and overseas subsidiaries so as to improve the operating capability and profitability. Upon completion of the merger of Yancoal Australia and Gloucester and its listing in Australia, the management system and business system will be consolidated to build a control system in compliance with the requirements of listing regulations in the four listing jurisdictions and the requirements stipulated by the State-owned Assets Supervision and Administration Commission. The Company will make efforts to avoid foreign operation risk by focusing on offshore account management. The Company will adopt scientific approach to assess international exchange rate trends, and utilize adequate hedging, foreign exchange future and optimized settlement method to mitigate foreign exchange risks. The Company will also strengthen its management of significant risks by focusing on the risk prevention and control of investment, financing, project constructing, operation of overseas assets and product trade in order to increase its risk prevention capability.

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The Company will continuously perform its corporate social responsibilities, create a harmonious and stable development environment and conduct business in compliance with the laws and protect the interests of investors’ with honesty and integrity. By strengthening efforts in resource conservation and environmental protection and by enhanced efforts in the development of low-carbon economy, the Company aims to achieve clean production and improved resource utilization efficiency. Investments in research and development have been increased to enhance our innovative capability. We care for our employees and their legitimate rights and interests will be safeguarded. Employees will also be provided with safe, healthy, and hygienic working conditions and living environments. We will actively participate in public welfare affairs and community development and promote harmonious development of the regional economy and society.

3.	Major Risks faced by the Company, Impact and Measures

1.	Risks arising from product price volatility

Affected by factors such as the slowdown of global economy growth, the centralized releases of new capacity, the slowdown of downstream demand growth, the product price of the Group is subject to relatively high risks of downward volatility.

Counter-measures: The Company will establish and optimize its market information analysis mechanism; fully and thoroughly implement the plan of increasing profit by marketing, proactive analysis and study of the market; optimize the structure of products; flexibly adjust marketing strategies; strengthen controls on coal quality and improve the service quality to ensure maximum benefit.

2.	Risks arising from increase of cost

As the mining conditions of the Group’s coal mines become more and more complicated, the unit cost of coal mining may increase gradually. Affected by the continuous increase of material prices and labor cost as well as the increasing policy expenditure such as expenditure on resources, environment and safety aspects, the Group is subject to the risk of year-on-year increase on costs.

Counter-measures: The Company will strictly strengthen cost control and reduce all factors leading to increasing expenditure; adhere to developing mining areas with great potentials in the light of various standards while optimizing indexes and upgrading targets; deeply carry out all kinds of activities such as promoting effectiveness in management and decreasing cost to increase profits; strictly control expenditures and improve the efficiency of fund using.

3.	Risks arising from safety management

Coal mining, coal chemical and power generation are the three business sectors of the Group. As all of them are of high hazardous nature and of complex uncertainties in production, the Group faces the high risk of production safety.

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Counter-measures: The Company will adhere to the sound safety policies; deepen the prevention and pre-control of safety risks; strengthen basic management of safety; solidly carry out the special improvement of safety management; increase output for safety production; reinforce safety supervision and examination, safety culture development and safety techniques training to continuously improve the ability to manage and control safety issues across all business sectors.

4.	Risks arising from exchange rate fluctuation

Exchange fluctuation risks that the Group faces are mainly about fluctuation of RMB exchange rate, as well as the fluctuation of US dollar and Australian dollar exchange rates. With the increasingly fluctuation of international exchange rates, the impacts and risk concerning the exchange gains and losses may gradually increase.

Counter-measures: The Company will strengthen scientific and effective monitoring; build the early warning mechanism for exchange rate fluctuation risk; make market-oriented research and utilize financial instruments such as hedging, and other relevant means to manage such risk.

5.	Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, it has become increasingly challenging for the Group to make operating decisions, manage its operations and control risks. The efficiency and effectiveness of management and control will directly affect our business operation quality and impact the Group’s business performance.

Counter-measures: In the principle of executing appropriate management and control, separating rights and liabilities, standardized as well as flexible and efficient operation, the Company will improve its overall management and control ability to meet the requirements of the internationalized operation of the Group. The Company will establish a scientific and efficient management mode that is compliant with the real situation and resources distribution capabilities as well as the development level and development strategies of the Group.

28    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

II.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR/ AND AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

1.	During the current reporting period, the Company made no changes in accounting policies and amendments of significant accounting errors.

2.	Changes in Accounting Estimates

Pursuant to the rules and regulations of “the Provision and Usage Measures of Production Safety Expenses of the Enterprises” (Caiqi [2012] No.16), jointly issued by the Ministry of Finance and the State Administration of Work Safety on 14 February 2012, since 1 February 2012, the coal mines of the Group both located in Shandong and Inner Mongolia Autonomous Region should increase the amount of provision for production safety expenses to RMB15 per ton ROM from RMB8 and RMB10 per ton ROM respectively as approved at the tenth meeting of the fifth session of the Board of the Company held on 24 August 2012.

Calculated on the basis of CASs, it is estimated that this change in accounting estimates will increase the cost expense of the Group by approximately RMB270.6 million and reduce the total profit and net profit by RMB270.6 million and RMB203 million, respectively. This change in accounting estimation will not affect the profits of the Company calculated based on the International Financial Reporting Standards.

III.	OTHERS

(Prepared in accordance with the relevant laws, regulations and listing rules in PRC)

1.	During the current reporting period, there were no significant changes in the composition of profits, principal businesses and their structures, and profitability of principal businesses of the Group.

2.	During the current reporting period, other operations had no significant impact on the net profit of the Group attributable to the Controlling Shareholder.

3.	During the current reporting period, there was no joint-stock company from whose investment income exceeded 10% of the net profit of the Group attributable to the Controlling Shareholder.

Yanzhou Coal Mining Company Limited Interim Report 2012    29

CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS

I.	CHANGES IN SHARE CAPITAL

During the current reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 30 June 2012, the share capital structure of the Company was as follows:

		Unit: share
	Shares	Percentage
		(%)

1. Listed shares with restricted trading moratorium	2,600,021,800	52.8632
Shares held by state-owned legal person	2,600,000,000	52.8627
Natural person shareholding in A Shares	21,800	0.0005
2. Shares without trading moratorium	2,318,378,200	47.1368
A Shares	359,978,200	7.3190
H Shares	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000

II.	SHAREHOLDERS

(1)	Total Number of the Shareholders as at the end of the reporting period

As of 30 June 2012, the Company had a total of 111,110 Shareholders, of which three were holders of A Shares subject to a trading moratorium, 110,902 were holders of A Shares without a trading moratorium and 205 were holders of H Shares.

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

(2)	Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not Subject to Trading Moratorium

Based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2012, the top ten Shareholders and the top ten holders holding tradable shares not subject to a trading moratorium were as follows:

Unit: share
Total number of Shareholders	111,110

Shareholdings of the Top Ten Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital	Number of shares held	Increase/ decrease during the current reporting period	Number of shares with selling restrictions held	Number of pledged or locked shares
		(%)		(shares)

Yankuang Group Corporation Limited	State-owned legal person	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC Nominees Limited	Overseas legal person	39.72	1,953,489,945	4,484,000	0	Unknown
Dongwu Industries Alternative Stock Securities Investment Fund	Others	0.12	6,074,647	0	0	0
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	Others	0.11	5,635,132	–368,777	0	0
Fuguo Tianbo Innovation Theme Stock Investment Fund	Others	0.09	4,212,890	0	0	0
Yinhuazhongzheng Equal Weight 90 Index Classified Securities Investment Fund	Others	0.08	4,129,512	3,080,233	0	0
Yifangda 50 Index Securities Investment Fund	Others	0.07	3,224,454	–156,600	0	0
Jiashi CSI 300 Index Securities Investment Fund	Others	0.06	3,123,830	–115,473	0	0
Huatai Borui CSI 300 Index Transactional Open-end Index Securities Investment Fund	Others	0.06	2,867,575	2,867,575	0	0
Xinhua Life Insurance Company Limited	Unknown	0.05	2,397,603	400,000	0	0

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

HKSCC Nominees Limited	1,953,489,945	Overseas listed foreign shares
Dongwu Industries Alternative Stock Securities Investment Fund	6,074,647	A-Shares
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	5,635,132	A-Shares
Fuguo Tianbo Innovation Theme Stock Investment Fund	4,212,890	A-Shares
	4,129,512	A-Shares
Yinhuazhongzheng Equal Weight 90 Index Classified Securities Investment Fund
Yifangda 50 Index Securities Investment Fund	3,224,454	A-Shares
Jiashi CSI 300 Index Securities Investment Fund	3,123,830	A-Shares
	2,867,575	A-Shares
Huatai Borui CSI 300 Index Transactional Open-end Index Securities Investment Fund
Xinhua Life Insurance Company Limited	2,397,603	A-Shares
Shandong International Trust Corporation	2,200,000	A-Shares
Connected relationship or concerted-party relationship among the above shareholders	There is no connected relationship or concert party relationship among the above shareholders.

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

(3)	Shareholdings of Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium and the Undertakings

At 30 June, 2012, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium and the undertakings:

					Unit: shares
No	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Date on which trading is permitted	Number of additional tradable shares	Undertakings

1	Yankuang Group	2,600,000,000	–	0	Undertakings made by Yankuang Group in Yanzhou Coal’s share split have been performed, Yankuang Group may proceed with the transaction after filing its application and obtaining the relevant approval from the relevant authorities.
2	Wu Yuxiang	20,000	In accordance with the relevant laws, Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them during each year of their employment. If the above persons sell any shares held by them within six months after purchasing, or make any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.
3	Song Guo	1,800

(4)	Substantial Shareholders’ interests and short positions in the shares and underlying shares of the Company

As far as the Directors are aware, save as disclosed below, as at 30 June 2012, other than the directors, supervisors or chief executive of the Company, there were no other persons which were substantial shareholders of the Company or had interest or short position in the Shares or underlying Shares of the Company, which should be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”), or recorded in the register to be kept pursuant to Section 336 of the SFO, or notify the Company and the Hong Kong Stock Exchange in other way.

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CHAPTER 4 CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS – CONTINUED

Name of substantial shareholders	Class of shares	Number of shares held (shares) (note 1)		Capacity	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	2,600,000,000	(L)	Beneficial owner	87.84	%(L)	52.86	%(L)

JP Morgan Chase & Co.	H Shares	214,222,220 4,573,290 114,008,541 (note 2	(L) (S) (P) )	Beneficial owner, investment manager and custodian corporation/approved lending agent	10.94 0.23 5.82	%(L) %(S) %(P)	4.36 0.09 2.32	%(L) %(S) %(P)

Templeton Asset Management Ltd.	H Shares	272,453,000	(L)	Investment manager	13.91	%(L)	5.54	%(L)

BlackRock, Inc.	H Shares	136,992,018 8,395,916 (note 3	(L) (S) )	Interest of controlled corporations	6.99 0.42	%(L) %(S)	2.79 0.17	%(L) %(S)

BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Investment manager	6.00	%(L)	2.39	%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.

2.	The long positions in 214,222,220 H Shares included 21,560,211 H Shares, which were held in the capacity as beneficial owner, 78,653,468 H Shares were held in the capacity as investment manager and 114,008,541 H Shares were held in the capacity as interests of controlled custodian corporation/approved lending agent. Of the long positions, a total of 4,516,000 were held as derivative interests.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owner. Among the aggregate interests of short position in H Shares, a total of 1,241,891 H Shares were held as derivative interests.

3.	Among the aggregate interests of short position in H Shares, 38,111 H Shares were held as derivative interests.

4.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, there were no other Shareholders recorded in the register of the Company as at 30 June 2012 had an interest of 5% or more of the Company’s issued Shares.

During the reporting period, the Company’s controlling Shareholder or its actual controller remain unchanged.

34    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 5 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 30 June 2012, the Directors, Supervisors and senior management together held 21,800 of the Company’s shares, representing 0.0005% of the total issued share capital of the Company.

As at 30 June 2012, save as disclosed below, none of the Directors, Supervisors and senior management had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights to subscribe for any interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with Section 352 of the SFO; or (ii) required to be notified to the Company and the Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Name	Title	Number of shares hold at the beginning of the period	Increase during the reporting period	Decrease during the reporting period	Number of shares held at the end of the reporting period	Reasons for the change
		(shares)	(shares)	(shares)	(shares)

Wu Yuxiang	Director, Chief Financial Officer	20,000	0	0	20,000	unchanged

Song Guo	Chairman of Supervisory Committee	1,800	0	0	1,800	unchanged

All of the above disclosed interests represent long positions in the Company’s shares.

Save as disclosed above, none of the Directors, Supervisors or senior management of the Company held any Company’s shares, share options or granted restricted stocks. During the six months ended 30 June 2012, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company to subscribe for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

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CHAPTER 5 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

II.	APPOINTMENT OR RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

There was no new appointment or resignation of Directors, Supervisors and senior management during the current reporting period.

1.	Changes in Titles of Directors, Supervisors and Senior Management in the Subsidiaries of the Company

(Prepared under the regulatory rules of Hong Kong)

New title in Yancoal Australia
Title in the Company	Name	Before change	After change	New employment

Chairman	Li Weimin	vice-chairman	Chairman
Vice-chairman	Wang Xin	Chairman	–
Director, board secretary and deputy general manager	Zhang Baocai	–	Director
Deputy general manager	Lai Cunliang	Executive director	Vice-chairman and chairman of the executive committee	Since 26 June 2012
Chief engineer	Ni Xinghua	–	Director

III. EMPLOYEES

As at 30 June 2012, the Group had a total of 69,403 employees, of whom 5,678 were administrative personnel, 4,669 were technicians, 46,988 were involved in production and 12,068 were other supporting staff.

As at June 30 2012, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB3.2431 billion.

36    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 6 SIGNIFICANT EVENTS

I.	CORPORATE GOVERNANCE

(1)	Corporate Governance Status

Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents issued by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance during the current reporting period as follows:

As approved at the seventh meeting of the fifth session of the Board held on 5 March 2012, the Company amended the terms of references for the Audit Committee, the Remuneration Committee, and the Nomination Committee of the Board in accordance with the corporate governance requirements of the Hong Kong Listing Rules, so as to refine the responsibility of the committees of the Board. The revised terms of references of such committees of the Board can be found on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

As approved at the 2012 second extraordinary general meeting held on 23 April 2012, the Company amended the Articles and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited, so as to refine the responsibility of the Board in relation to the corporate governance and relevant provisions of guarantees by the Company. For more details, please refer to the notice of 2012 second extraordinary general meeting of the Company dated 7 March 2012 and the announcement in relation to the resolutions passed at the 2012 second extraordinary general meeting of the Company dated 23 April 2012. Such disclosed information was posted on the Shanghai Stock Exchange’ website, Hong Kong Stock Exchange’ website, the Company’s website, and/or China Securities and Shanghai Securities News in China.

(2)	Compliance with the Code on Corporate Governance Practices

(Prepared under the regulatory rules of Hong Kong)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board is dedicated to the improvement of our corporate governance standard and regularly reviews corporate governance practices to ensure that the Company’s operation is in compliance with the laws, regulations and regulatory requirements of the places where the shares of the Company are listed.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

The corporate governance rules implemented by the Group include, among others, the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the first half of 2012 ended 30 June 2012 and as of the date of this Interim Report, the corporate governance rules and practices of the Group are in compliance with the principles and the code provisions set out in the Code on Corporate Governance Practices (for the period from 1 January 2012 to 31 March 2012) and Corporate Governance Code (for the period from 1 April 2012 to 30 June 2012) (the “Corporate Governance Code”) contained in Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Corporate Governance Code.

During the reporting period, there was no significant difference between the Company’s compliance with the code provisions during the reporting period with that disclosed in the Company’s 2011 annual report.

(3)	Compliance with the Model Code

(Prepared under the regulatory rules of Hong Kong)

Having made specific enquiries to all Directors and Supervisors of the Company, during the reporting period, the Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listing Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less stringent than the required standard set out in the Model Code.

II.	PROFIT DISTRIBUTION

(1)	Implementation of cash dividend plan during the reporting period

The 2011 annual general meeting of the Company held on 22 June 2012 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2011 cash dividends of RMB2.8035 billion (tax inclusive) to the Shareholders, i.e., RMB0.57 per share (tax inclusive).

The decision making process and the standards and percentage of cash dividend paid pursuant to the profit distribution plan for 2011 is in compliance with the relevant provisions of the Articles. As at the date of this Interim Report, the 2011 cash dividends have been distributed to the Shareholders.

The cash dividend policy was specified in the Articles as follows: The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

(2)	Improvement of cash dividend policy

As approved at the tenth meeting of the fifth session of the Board held on 24 August 2012, the Company proposed to amend the Articles and will submit the proposal for consideration and approval at a general meeting. According to the relevant requirements of CSRC and Shandong Securities Regulatory Bureau of CSRC, the Company shall improve the process and mechanism of decision making related to profits distribution, the independent Directors and the measures to be adopted for receiving opinions from minority Shareholders and protecting their legal interests in the Articles.

(3)	Mid-term profit distribution for 2012

The Company will not distribute any mid-term profit, nor will the Company increase its capital from capital reserve.

III.	LITIGATION AND ARBITRATION

The Company was not involved in any significant litigation or arbitration during the reporting period.

IV.	SIGNIFICANT ASSET ACQUISITIONS AND SALES, REORGANIZATION

1.	Registered capital and equity interests in Inner Mongolia Haosheng Coal Mining Company Limited

At the general meeting held on 6 March 2012, the shareholders of Haosheng Company approved a reduction of the registered capital of the company. As a result, the amount of capital contribution from the Company and Ordos Jinchengtai Chemical Co., Ltd (“Jinchengtai Chemical”) decreased by RMB23.27 million and RMB22.35 million, respectively, and the registered capital of Haosheng Company decreased from RMB150 million to RMB104.38 million.

On 6 March 2012, the Company entered into the “Supplementary Agreement in relation to the Equity Transfer of Inner Mongolia Haosheng Coal Mining Company Limited” for an acquisition of 9.45% equity interests held by Jinchengtai Chemical in Haosheng Company. The above registered capital decrease and transfer procedures on equity interests of Haosheng Company were completed on 22 May 2012. The Company’s equity interest in Haosheng Company has increased to 74.82%.

2.	The Merger of Yancoal Australia and Gloucester

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012 respectively, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Proposal Deed, respectively.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

The merger of Yancoal Australia and Gloucester became effective on 27 June 2012. The shares of Yancoal Australia, which were to replace those of Gloucester, have been listed on the Australian Securities Exchange since 28 June 2012. The Company held approximately 78% equity interest in Yancoal Australia. Gloucester became a wholly-owned subsidiary of Yancoal Australia.

Yancoal Australia has became the largest independent listed coal company in Australia with coal resources of 3.476 billion tonnes and recoverable reserves of 697 million tonnes based on JORC Code.

For details, please refer to the “Announcements of Yanzhou Coal Mining Company Limited in relation to Proposal Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.” dated 22 December 2011 and the updating announcements in relation to the merger. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or PRC newspapers, China Securities Journal and Shanghai Securities News.

V.	CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly continuing connected transactions entered into with its Controlling Shareholder (together with its subsidiaries) for the provision of materials and services, as well as some other one-off asset purchase transactions.

(1)	Continuing connected transactions

At the 2011 annual general meeting held on 22 June 2012, the five continuing connected transaction agreements, namely, the “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Pension Fund Management Service”, “Provision of Products, Materials and equipment lease Agreement” and “Provision of Electricity and Heat Energy Supply Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. The main ways of determination of transaction price include state price, market price and actual cost price. Firstly state price is applied if it is available; secondly fair market price is applied if the state price is not available; lastly actual cost price is applied if neither state price nor fair market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As approved at the third meeting of the fifth session of the Board on 19 August 2011, the Company and Yankuang Group Finance Company Limited entered into the “Financial Services Agreement”. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions for the years of 2011 to 2012. It has been agreed that the rates for the fees to be charged by Yankuang Group Finance for the financial services to be provided to the Group shall equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risk control measures were also established to safeguard the security of the fund from system’s perspective.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

1.	Continuing connected transaction of the supply of materials and services

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB2.1005 billion in the first half of 2012. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB1.1146 billion.

The following table sets out the connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in the first half of 2012:

					Increase/ decrease of connected transactions (%)

	the first half of 2012		the first half of 2011
	Amount (RMB’000)	Percentage of Sales income (%)	Amount (RMB’000)	Percentage of Sales income (%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	2,100,530	7.43	1,158,722	5.73	81.28
Sales of goods and rendering of services by the Controlling Shareholder to the Group	1,114,646	3.94	959,277	4.74	16.20

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in the first half of 2012:

	Sales income	Operation cost	Gross Profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	1,756,377	936,503	819,874

2.	Continuing connected transaction of pension fund

According to the Pension Fund Management Agreement, as approved at the 2011 annual general meeting and the annual transaction caps for the years of 2012 to 2014, the Controlling Shareholder shall provide free management and submission services of endowment insurance fund, medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maturity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in the first half of 2012 was RMB795.1 million.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

The following table sets out in the details of the annual transaction caps for 2012 and actual transaction amounts in the first half of 2012 for the above continuing transactions.

No	Type of connected transaction	Agreement	Annual transaction cap for the year 2012	Value of transaction for the first half of 2012
			(RMB’000)	(RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	2,467,930	364,463
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,351,420	750,183
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,442,100	795,136
4	Products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and equipment lease Agreement	4,163,900	1,985,203
5	Electricity and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	115,327
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balances		1,820,000	1,810,000
	– comprehensive credit facility service		1,600,000	0
	– financial services fees		28,540	1,410

(2)	One-off Asset Purchase Transactions

Acquisition of the entire assets of Beisu Coal Mine and Yangcun Coal Mine

As approved at the ninth meeting of the fifth session of the Board held on 23 April 2012, the Company entered into the Asset Transfer Agreement with Yankuang Group and Yankuang Group Beisu Coal Mine Co., Ltd. to acquire the whole assets of Beisu Coal Mine and Yangcun Coal Mine for a consideration of RMB824.1 million. The acquisition was completed on 31 May 2012.

For details, please refer to the “Announcement of Connected Transactions of Yanzhou Coal Mining Company Limited” dated on 23 April 2012. The announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or PRC newspapers, China Securities Journal and Shanghai Securities news.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

(3)	Debt and debt obligations due between the Group and the Controlling Shareholder are mainly due to the mutual provisions of materials and services.

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in the first half of 2012 are listed as follows:

	Payable to related parties		Receivable from related parties
Related parties	Amount involved	Remaining	Amount involved	Remaining
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Yankuang Group	2,238,702	2,554,279	2,501,668	800,683

As at 30 June 2012, the Controlling Shareholder or its subsidiaries have not impropriated the Group’s funds for non-operational matters in any circumstances.

Other than the material connected transactions disclosed in this Chapter, the Group was not a party to any other material connected transactions during the current reporting period.

VI.	MATERIAL CONTRACTS AND PERFORMANCE

(1)	During the current reporting period, the Company was not involved in any trust arrangement, contract or lease of other’s assets or other’s trust arrangement, contract or lease involving the Company’s assets, nor such transactions that occurred in the previous period but were extended to this period.

(2)	Guarantee contracts arising during the current reporting period or occurred in the previous period but were extended to the current period:

1.	Information on the outstanding guarantee contracts that occurred in the previous period but were extended to the current reporting period is as follows:

According to the financing requirements for the acquisition of equity interest in Yancoal Resources in 2009, the Company provided guarantees to its wholly-owned subsidiary, Yancoal Australia, for the obtaining of USD2.9 billion and USD140 million overseas loans, which were counter-guaranteed by Yankuang Group.

A total of AUD189.5 million performance deposits and performance guarantees, which were necessary for operation of Yancoal Australia, had been extended to the reporting period.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

2.	Information on guarantees arising during the current reporting period are as follows:

As approved at the 2012 second extraordinary general meeting held on 23 April 2012, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co. Ltd. for issuing USD1.0 billion overseas corporate bonds.

During the current reporting period, there were AUD64.2147 million performance deposits and performance guarantees in total for necessary operation of Yancoal Australia.

Save as disclosed above, there were no other material guarantee contracts of the Company arising during the current reporting period or occurred in the previous period but were extended to the current period.

Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

VII.	INVESTOR RELATIONS

The Company has been constantly improving the Rules for the Management of Investors’ Relationship and has been carrying out investor relationship work through effective information collection, compilation, examination, disclosure and feedback control procedures. In the first half of 2012, the Company has achieved the two-way communication with capital market through conducting international and domestic road-shows, attending investment strategy meetings organized by brokers at home and abroad, welcoming the investors for site investigation and making full use of consulting telephone, fax and e-mail. The Company had meetings with more than 600 analysts, fund managers and investors in total.

VIII.	OTHER SIGNIFICANT EVENTS DISCLOSURES

(1)	Internal Management Organization

As approved at the ninth meeting of the fifth session of the Board held on 23 April 2012, the Company established the Jidong Property Service Center. As approved at the tenth meeting of the fifth session of the Board held on 24 August 2012, the Company established the Environmental Protection and Energy Saving Department and Resource Development Department.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

(2)	Other Events

(Prepared under the regulatory rules of Hong Kong)

Repurchase, sale or redemption of listed shares of the Company

The 2011 annual general meeting was convened by the Company on 22 June 2012, pursuant to which a general mandate was granted to the Board to issue additional H shares of the Company during the relevant authorized period. Depending on the needs and market conditions, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the Articles of the Company, the issuance amount shall not exceed 20% of the total outstanding number of H shares of the Company as at the date of passing the resolution.

The 2011 annual general meeting, the 2012 first class meeting of the holders of A shares and the 2012 first class meeting of the holders of H shares were convened by the Company on 22 June 2012, pursuant to which a general mandate was granted to the Board to repurchase H Shares of the Company not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing the resolution. Under the general mandate, the Board is authorized to repurchase H Shares of the Company during the relevant authorized period and to determine the relevant matters in relation to the repurchase of H Shares of the Company according to the needs and market conditions upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the Articles of the Company.

As at the date of this interim report, the Company has not exercised the above mentioned general mandates.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salary for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salary is paid after the performance assessment is carried out in the following year.

The remuneration policy for other employees of the Group is principally a position and performance remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Performance payment is linked to the Company’s overall economic efficiency and individual performance.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) and Grant Thornton (including Grant Thornton and Grant Thornton Hong Kong Limited) as its domestic and international auditors, respectively.

As approved at the 2011 annual general meeting of the Company held on 22 June 2012, Shine Wing Certified Public Accountants (the “Shine Wing”) and Grant Thornton (including Grant Thornton and Grant Thornton Hong Kong Limited) were appointed as the Company’s domestic and international auditors, respectively, for the year ending 31 December 2012.

IX.	DURING THE REPORTING PERIOD, NEITHER THE COMPANY NOR ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLING PERSONS HAVE BEEN INVESTIGATED BY THE RELEVANT AUTHORITIES, IMPOSED ANY COMPULSORY MEASURES BY JUDICIAL DEPARTMENTS, TRANSFERRED TO JUDICIAL ORGANISATION OR PROSECUTED FOR CRIMINAL LIABILITY, AUDITED BY THE CSRC, BANNED FROM ENTERING INTO THE SECURITIES MARKET, PUBLICLY CRITICIZED OR CONFIRMED AS NON-FIT AND PROPER PERSONS, OR PUBLICLY REPRIMANDED BY OTHER ADMINISTRATIVE DEPARTMENTS OR THE STOCK EXCHANGES.

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

X.	THE INDEX OF OTHER SIGNIFICANT DISCLOSED INFORMATION

Item	Date	Printed papers and areas

Announcement in Relation to the 2012 Provincial Thermal Coal Sales Contract by Yanzhou Coal Mining Company Limited	1 February 2012	A020 Page, China Securities Journal B19 Page, Shanghai Securities News

Materials on the 2012 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	2 February 2012	–

Announcement in Relation to the Resolutions Passed at the 2012 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	9 February 2012	B006 Page, China Securities Journal B23 Page, Shanghai Securities News

Legal Opinions of the 2012 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	9 February 2012	–

Announcements of Yanzhou Coal Mining Company Limited in relation to Update Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.	6 March 2012	B012 Page, China Securities Journal B46 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Seventh Meeting of the Fifth Session of the Board of Yanzhou Coal Mining Company Limited	6 March 2012	B012 Page, China Securities Journal B46 Page, Shanghai Securities News

Yanzhou Coal Mining Company Limited Terms of Reference for the Nomination Committee of the Board	6 March 2012	–

Yanzhou Coal Mining Company Limited Terms of Reference for the Audit Committee of the Board	6 March 2012	–

Yanzhou Coal Mining Company Limited Terms of Reference for the Remuneration Committee of the Board	6 March 2012	–

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Item	Date	Printed papers and areas

Notice of the 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	8 March 2012	B007 Page, China Securities Journal B29 Page, Shanghai Securities News

Announcements of Yanzhou Coal Mining Company Limited in relation to Update Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.	12 March 2012	A015 Page, China Securities Journal 14 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Fourth Meeting of the Fifth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	26 March 2012	B015 Page, China Securities Journal 222 Page, Shanghai Securities News

Announcement of Yanzhou Coal Mining Company in relation to Application for Issuing Corporate Bond approved by the Insurance Examination Commission of China Securities Regulatory Commission	26 March 2012	B015 Page, China Securities Journal 222 Page, Shanghai Securities News

Announcement in Relation to the Resolutions Passed at the Eighth Meeting of the Fifth Session of the Board of Yanzhou Coal Mining Company Limited	26 March 2012	B015 Page, China Securities Journal 222 Page, Shanghai Securities News

Annual Report of Yanzhou Coal Mining Company Limited	26 March 2012	–

Summary of the Annual Report of Yanzhou Coal Mining Company Limited	26 March 2012	B015 Page, China Securities Journal 222 Page, Shanghai Securities News

Special Clarification for the Appropriation of Non-operational Funds and other Fund Transfer of Yanzhou Coal Mining Company in 2011	26 March 2012	–

2011 Annual Social Responsibility Report of Yanzhou Coal Mining Company Limited	26 March 2012	–

2011 Annual Report for H Shares of Yanzhou Coal Mining Company Limited	26 March 2012	–

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Item	Date	Printed papers and areas

2011 Annual Report of the Internal Control Evaluation of Yanzhou Coal Mining Company Limited	26 March 2012	–

2011 Working Report of the Independent Directors of Yanzhou Coal Mining Company Limited	26 March 2012	–

Audit Report of the Internal Control of Yanzhou Coal Mining Company Limited	26 March 2012	–

Announcement of Ordinary Connected Transactions of Yanzhou Coal Mining Company Limited	6 April 2012	A039 Page, China Securities Journal B4 Page, Shanghai Securities News

Materials on the 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	17 April 2012	–

Announcement of Connected Transactions of Yanzhou Coal Mining Company Limited	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

Announcement in relation to Providing Guarantee to Subsidiaries by Yanzhou Coal Mining Company	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

Legal Opinions of the 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	24 April 2012	–

Announcement in Relation to the Resolutions Passed at the 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

First Quarterly Report for the Year 2012 of Yanzhou Coal Mining Company Limited	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

Announcement on Resolutions Passed at the Fifth Meeting of the Fifth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Item	Date	Printed papers and areas

Announcement on Resolutions Passed at the Ninth Meeting of the Fifth Session of the Board of Yanzhou Coal Mining Company Limited	24 April 2012	B108 Page, China Securities Journal B195 Page, Shanghai Securities News

Announcement of H Shares of Yanzhou Coal Mining Company Limited	2 May 2012	–

Notice of the 2012 First Class Meeting of the Holders of A Shares and the 2012 First Class Meeting of the Holders of H Shares of Yanzhou Coal Mining Company Limited	8 May 2012	B020 Page, China Securities Journal B20 Page, Shanghai Securities News

Notice of the 2011 Annual General Meeting of Yanzhou Coal Mining Company Limited	8 May 2012	B020 Page, China Securities Journal B20 Page, Shanghai Securities News

Circular letter for H Shares of Yanzhou Coal Mining Company Limited	8 May 2012	–

Announcement of Yanzhou Coal Mining Company in relation to Application for Issuing Corporate Bond approved by the China Securities Regulatory Commission	8 May 2012	B020 Page, China Securities Journal B20 Page, Shanghai Securities News

Announcement of H Shares of Yanzhou Coal Mining Company Limited	11 May 2012	–

Announcement of H Shares of Yanzhou Coal Mining Company Limited	12 May 2012	–

Announcement of H Shares of Yanzhou Coal Mining Company Limited	17 May 2012	–

Announcement of H Shares of Yanzhou Coal Mining Company Limited	25 May 2012	–

Announcements of Yanzhou Coal Mining Company Limited in relation to Update Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.	14 June 2012	B010 Page, China Securities Journal B32 Page, Shanghai Securities News

Materials on the 2011 Annual General Meeting of Yanzhou Coal Mining Company Limited	16 June 2012	–

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Item	Date	Printed papers and areas

Materials on the 2012 First Class Meeting of the Holders of A Shares and H Shares of Yanzhou Coal Mining Company Limited	16 June 2012	–

Announcement in Relation to the Resolutions Passed at the 2012 First Class Meeting of the Holders of A Shares and the 2012 First Class Meeting of the Holders of H Shares of Yanzhou Coal Mining Company Limited

	26 June 2012	B010 Page, China Securities Journal B18 Page, Shanghai Securities News

Announcement on Resolutions Passed at the 2011 Annual General Meeting of Yanzhou Coal Mining Company Limited	26 June 2012	B010 Page, China Securities Journal B18 Page, Shanghai Securities News

Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	26 June 2012	B010 Page, China Securities Journal B18 Page, Shanghai Securities News

Legal Opinions of the 2012 First Class Meeting of the Holders of A Shares and the 2012 First Class Meeting of the Holders of H Shares of Yanzhou Coal Mining Company Limited	26 June 2012	–

Legal Opinions of 2011 General Meeting of Yanzhou Coal Mining Company Limited	26 June 2012	–

Second Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	30 June 2012	B022 Page, China Securities Journal 42 Page, Shanghai Securities News

Third Announcement to Creditors of the Company in Relation to General Mandate to the Board to Repurchase H Shares of the Company	3 July 2012	B011 Pages, China Securities Journal B25 Pages, Shanghai Securities News

Announcement of Distribution of the 2011 Final Dividend for A Shares of Yanzhou Coal Mining Company Limited	6 July 2012	A030 Page, China Securities Journal B21 Page, Shanghai Securities News

Announcement of Issuance of 2012 Corporate Bonds by Yanzhou Coal Mining Company Limited (First Issue)	19 July 2012	A026, A027 Page, China Securities Journal A20 Page, Shanghai Securities News

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CHAPTER 6 SIGNIFICANT EVENTS – CONTINUED

Item	Date	Printed papers and areas

Prospectus of Public Issuance of Corporate Bonds by Yanzhou Coal Mining Company Limited (First Issue)	19 July 2012	–

Summary of the Prospectus of Public Issuance of Corporate Bonds by Yanzhou Coal Mining Company Limited (First Issue)	19 July 2012	A026 Page, China Securities Journal A20, A21 Page, Shanghai Securities News

Publication of the Second Quarterly Report of an Overseas Subsidiary Controlled by Yanzhou Coal Mining Company Limited	20 July 2012	A029 Page, China Securities Journal A142 Page, Shanghai Securities News

Announcement of Interest Rate of 2012 Corporate Bonds by Yanzhou Coal Mining Company Limited (First Issue)	23 July 2012	A016 Page, China Securities Journal 9 Page, Shanghai Securities News

Announcement regarding the Issuance Results of 2012 Corporate Bonds by Yanzhou Coal Mining Company Limited (First Issue)	26 July 2012	A030 Page, China Securities Journal A13 Page, Shanghai Securities News

Note:	The information disclosed in the table is in accordance with the regulatory rules of PRC (excluding Hong Kong) and has been posted on Shanghai Stock Exchange’s website (http://www.sse.com.cn), Hong Kong Stock Exchange’s website (http://www. hkexnews.hk) and the Company’s website (http://www.yanzhoucoal.com.cn).

52    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS

I.	THE INTERIM FINANCIAL STATEMENT AND THE NOTES UNDER THE IFRS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2012

		Six months ended 30 June
	Notes	2012	2011
		RMB’000	RMB’000
		(unaudited)	(unaudited)

Gross sales of coal	5	27,291,104	19,326,668
Railway transportation service income		226,551	242,877
Gross sales of electricity power		164,842	161,727
Gross sales of methanol		568,397	477,334
Gross sales of heat supply		35,491	15,406

Total revenue		28,286,385	20,224,012
Transportation costs of coal	5	(608,277)	(623,718)
Cost of sales and service provided	6	(19,416,607)	(9,953,247)
Cost of electricity power		(161,164)	(161,536)
Cost of methanol		(467,508)	(439,289)
Cost of heat supply		(21,338)	(8,374)

Gross profit		7,611,491	9,037,848
Selling, general and administrative expenses		(3,552,979)	(2,899,599)
Share of income of associates		66,617	14,137
Other income	7	2,032,550	1,509,646
Interest expenses	8	(775,394)	(426,106)

Profit before income taxes	9	5,382,285	7,235,926
Income taxes	10	(99,821)	(2,040,953)

Profit for the period		5,282,464	5,194,973

Attributable to:
Equity holders of the Company		5,255,811	5,183,335
Non-controlling interests		26,653	11,638

		5,282,464	5,194,973

Earnings per share, basic	12	RMB1.07	RMB1.05

Earnings per ADS, basic	12	RMB10.69	RMB10.54

Yanzhou Coal Mining Company Limited Interim Report 2012    53

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2012

	Six months ended 30 June
	2012 RMB’000 (unaudited)	2011 RMB’000 (unaudited)

Profit for the period	5,282,464	5,194,973

Other comprehensive income (after income tax):
Available-for-sale investments:
Change in fair value	253	4,594
Deferred taxes	2	(1,148)

	255	3,446

Cash flow hedges:
Cash flow hedge reserve recognized in other comprehensive income	23,079	138,404
Reclassification adjustments for amounts transferred to income statement (Included in selling, general and administrative expenses)	(3,076)	3,725
Deferred taxes	(6,219)	(43,522)

	13,784	98,607

Exchange difference arising on translation of foreign operations	(447,996)	129,947

Other comprehensive (loss) income for the period	(433,957)	232,000

Total comprehensive income for the period	4,848,507	5,426,973

Attributable to:
Equity holders of the Company	4,821,854	5,415,335
Non-controlling interests	26,653	11,638

	4,848,507	5,426,973

54    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2012

	Notes	At 30 June 2012 RMB’000 (unaudited)	At 31 December 2011 RMB’000 (audited)

ASSETS
CURRENT ASSETS
Bank balances and cash		18,574,296	8,145,297
Term deposits		3,318,715	9,543,214
Restricted cash	13	413,642	21,076
Bills and accounts receivable	14	3,325,757	7,312,074
Inventories		1,826,028	1,391,247
Prepayments and other receivables	15	4,799,265	3,624,879
Prepaid lease payments		18,472	18,975
Prepayment for resources compensation fees		—	3,356
Amounts due from Parent Company and its subsidiaries companies		318,883	—
Derivative financial instruments		137,423	104,910
Tax recoverable		3,000	4,637
Overburden in advance		410,376	261,441

TOTAL CURRENT ASSETS		33,145,857	30,431,106

NON-CURRENT ASSETS
Intangible assets	17	34,981,527	26,205,619
Prepaid lease payments		704,991	713,425
Prepayment for resources compensation fees		—	5,309
Property, plant and equipment	18	37,295,900	31,273,824
Goodwill		2,351,749	1,866,037
Investments in securities	19	321,090	372,800
Interests in associates		2,143,816	1,683,897
Interests in jointly controlled entities		19,265	19,453
Restricted cash	13	—	387,066
Long term receivables		1,411,789	300,083
Deposits made on investments		2,313,331	2,557,807
Deferred tax assets	22	4,552,769	1,335,165

TOTAL NON-CURRENT ASSETS		86,096,227	66,720,485

TOTAL ASSETS		119,242,084	97,151,591

Yanzhou Coal Mining Company Limited Interim Report 2012    55

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET – CONTINUED

AT 30 JUNE 2012

	Notes	At 30 June 2012 RMB’000 (unaudited)	At 31 December 2011 RMB’000 (audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	20	6,484,771	2,240,844
Other payables and accrued expenses		10,899,375	7,344,815
Provision for land subsidence, restoration, rehabilitation and environmental costs	16	3,301,940	2,856,229
Amounts due to Parent Company and its subsidiary companies		—	352,625
Borrowings-due within one year	21	14,367,241	19,588,496
Current portion of long term payable-due within one year		3,174	3,205
Derivative financial instruments		236,323	222,089
Tax payable		1,314,300	2,113,168

TOTAL CURRENT LIABILITIES		36,607,124	34,721,471

NON-CURRENT LIABILITIES
Borrowings-due after one year	21	24,208,512	14,869,324
Deferred tax liability	22	8,064,162	3,895,304
Provision for land subsidence, restoration, rehabilitation and environmental costs	16	505,880	325,414
Contingent value rights shares liabilities	27	1,312,913	—
Non-current portion of long term payable-due after one year		1,035,647	15,028

TOTAL NON-CURRENT LIABILITIES		35,127,114	19,105,070

TOTAL LIABILITIES		71,734,238	53,826,541

Capital and reserves	23
Share capital		4,918,400	4,918,400
Reserves		39,303,485	37,716,090

Equity attributable to equity holders of the Company		44,221,885	42,634,490
Non-controlling interests		3,285,961	690,560

TOTAL EQUITY		47,507,846	43,325,050

TOTAL LIABILITIES AND EQUITY		119,242,084	97,151,591

56    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2012

	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Profit for the period (unaudited)	—	—	—	—	—	—	—	5,183,335	5,183,335	11,638	5,194,973
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	3,446	—	—	3,446	—	3,446
– Cash flow hedge reserve recognized	—	—	—	—	—	—	98,607	—	98,607	—	98,607
– Exchange difference arising on translation of foreign operations	—	—	—	—	129,947	—	—	—	129,947	—	129,947

Total comprehensive income for the period (unaudited)	—	—	—	—	129,947	3,446	98,607	5,183,335	5,415,335	11,638	5,426,973

Transactions with owners (unaudited)
– Appropriations to reserves	—	—	294,870	—	—	—	—	(294,870)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)

Total transactions with owners (unaudited)	—	—	294,870	—	—	—	—	(3,196,726)	(2,901,856)	(440)	(2,902,296)

Balance at 30 June 2011	4,918,400	2,981,002	3,955,494	3,870,420	322,425	90,969	129,095	23,577,560	39,845,365	117,763	39,963,128

Yanzhou Coal Mining Company Limited Interim Report 2012    57

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED 30 JUNE 2012

	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050

Profit for the period (unaudited)	—	—	—	—	—	—	—	5,255,811	5,255,811	26,653	5,282,464
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	255	—	—	255	—	255
– Cash flow hedge reserve recognized	—	—	—	—	—	—	13,784	—	13,784	—	13,784
– Exchange difference arising on translation of foreign operations	—	—	—	—	(447,996)	—	—	—	(447,996)	—	(447,996)

Total comprehensive income for the period (unaudited)	—	—	—	—	(447,996)	255	13,784	5,255,811	4,821,854	26,653	4,848,507

Transactions with owners (unaudited)
– Appropriations to reserves	—	—	477,426	—	—	—	—	(477,426)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(352)	(2,803,840)
– Disposal of equity interest in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,100	2,138,129

Total transactions with owners (unaudited)	—	—	477,426	—	—	—	—	(3,711,885)	(3,234,459)	2,568,748	(665,711)

Balance at 30 June 2012	4,918,400	2,981,002	4,628,211	4,551,760	(824,828)	72,205	(94,487)	27,989,622	44,221,885	3,285,961	47,507,846

58    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2012

		Six months ended 30 June
	Notes	2012 RMB’000 (unaudited)	2011 RMB’000 (unaudited)

NET CASH FROM OPERATING ACTIVITIES		6,692,481	13,136,797

NET CASH FROM (USED IN) INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1,426,027)	(4,709,415)
Purchase of intangible assets		(397,871)	(33,948)
Purchase of land use rights		—	(876)
Decrease (increase) in term deposits		6,224,499	(7,566,224)
Increase in long term receivables		(1,114,604)	—
Acquisition of An Yuan Coal Mine	24	—	(355,000)
Acquisition of Yangcun Coal Mine and Beisu Coal Mine	26	(816,011)	—
Acquisition of Gloucester	27	280,092	—
Establishment of an associate		—	(540,000)
Increase in investment in interest in an associate		(405,000)	—
Acquisition of additional interests in joint venture		—	(1,527,708)
Decrease in restricted cash		3,831	1,366,964
Decrease (increase) in deposits made on investments		244,476	(394,128)
Proceeds on disposal of property, plant and equipment		28,611	12,086

		2,621,996	(13,748,249)

NET CASH FROM FINANCING ACTIVITIES
Dividend paid		—	(1,367,856)
Proceeds from bank loans		6,313,000	11,182,894
Proceeds from issuance of guaranteed notes		6,312,900	—
Repayments of bank borrowings		(11,503,000)	(3,821,979)
Dividend paid to non-controlling interests of subsidiaries		(352)	(2,408)

		1,122,548	5,990,651

Net increase in cash and cash equivalents		10,437,025	5,379,199

CASH AND CASH EQUIVALENTS, AT 1 JANUARY		8,145,297	6,771,314
Effect of foreign exchange rate changes		(8,026)	43,700

CASH AND CASH EQUIVALENTS, AT 30 JUNE REPRESENTED BY BANK BALANCES AND CASH		18,574,296	12,194,213

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2012

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively. During the period, the Company acquired Beisu Coal Mine and Yangcun Coal Mine from the Parent Company with a consideration of RMB824,142,000.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal Australia”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB 1.5 billion in 2010.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,965,000.

In 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resource Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (the “ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principle activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. The acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. The Company invested additional equity in the registered capital of Ordos by RMB2.6 billion. In 2011, the Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on 1 August 2011.

The Company entered into a sales and purchases agreement on 27 September 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on 30 December 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Subsidiaries of Yancoal International are, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on 30 September 2011.

On 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the Merger Proposal Deed in respect of a proposal for the Merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 Contingent Value Right shares (“CVR shares”). Following the completion of the Merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The Merger was completed on 27 June 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on 28 June 2012. On 22 June 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

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2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2011, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after 1 January 2012.

In the current period, the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January 2012. The new IFRSs relevant to these interim financial statements are as follows:

•

IFRS 7 – Disclosures – Transfers of financial assets (Amendment) enhances disclosures for financial assets. These disclosures relate to assets transferred (as defined under IAS 39). If the assets transferred are not derecognised entirely in the financial statements, an entity has to disclose information that enables users of financial statements to understand the relationship between those assets which are not derecognised and their associated liabilities. If those assets are derecognised entirely, but the entity retains a continuing involvement, disclosures have to be provided that enable users of financial statements to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets.

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and finance services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

		For the six months ended 30 June 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	27,291,104	226,551	768,730	—	28,286,385
Inter-segment sales	125,274	25,069	173,458	(323,801)	—

Total	27,416,378	251,620	942,188	(323,801)	28,286,385

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	5,963,181	(16,258)	968	—	5,947,891

Unallocated corporate expenses					(263,007)
Unallocated corporate income					4,865
Share of profits of associates	19,264	—	47,353	—	66,617
Interest income					401,313
Interest expenses					(775,394)

Profit before income taxes					5,382,285
Income taxes					(99,821)

Profit for the period					5,282,464

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4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT – CONTINUED

		For the six months ended 30 June 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	19,326,668	242,877	654,467	—	20,224,012
Inter-segment sales	107,394	25,695	176,272	(309,361)	—

Total	19,434,062	268,572	830,739	(309,361)	20,224,012

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	6,505,567	31,230	(68,823)	—	6,467,974

Unallocated corporate expenses					(239,648)
Unallocated corporate income					1,248,394
Share of profits of associates	7,059	—	7,078	—	14,137
Interest income					171,175
Interest expenses					(426,106)

Profit before income taxes					7,235,926
Income taxes					(2,040,953)

Profit for the period					5,194,973

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5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Coal sold in the PRC, gross	22,870,960	15,006,388
Less: Transportation costs	142,480	175,909

Coal sold in the PRC, net	22,728,480	14,830,479

Coal sold outside the PRC, gross	4,420,144	4,320,280
Less: Transportation costs	465,797	447,809

Coal sold outside the PRC, net	3,954,347	3,872,471

Net sales of coal	26,682,827	18,702,950

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Materials	1,248,132	1,211,129
Wages and employee benefits	3,514,422	2,774,468
Electricity	339,677	83,675
Depreciation	891,468	778,195
Land subsidence, restoration, rehabilitation and environmental costs	1,137,826	766,815
Environmental protection	64,407	—
Annual fee and amortization of mining rights (note 17)	604,431	332,996
Other transportation cost	34,228	34,294
Costs of traded coal	9,650,366	2,395,130
Business tax and surcharges	326,198	282,307
Others	1,605,452	1,294,238

	19,416,607	9,953,247

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7.	OTHER INCOME

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Interest income from bank deposits	401,313	171,175
Exchange gain, net	181,319	1,242,793
Gain on acquisition of Gloucester (note 27)	1,427,166	—
Others	22,752	95,678

	2,032,550	1,509,646

8.	INTEREST EXPENSES

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Interest expenses on:
– borrowings wholly repayable within 5 years	657,961	405,756
– borrowings not wholly repayable within 5 years	115,066	1,960
– bills receivable discounted without recourse	2,367	18,390

	775,394	426,106

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Profit before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	1,267,866	1,124,873
Amortization of intangible assets
– Included in cost of sales and service provided	485,505	264,048
– Included in selling, general and administrative expenses	2,218	7,857

Total depreciation and amortization	1,755,589	1,396,778

Amortization of prepaid lease payments	8,912	5,352
(Gain) loss on disposal of property, plant and equipment	(4,203)	7,777
Exchange gain, net	(183,319)	(1,242,793)

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10.	INCOME TAXES

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Income tax:
Current taxes	1,347,455	1,395,889
Under provision in prior years	—	4,821

	1,347,455	1,400,710

Deferred tax (income) expense (note 22):
Australian Minerals Resources Rent Tax (note)	(1,083,225)	—
Others	(164,409)	640,243

Total deferred tax (income) expense	(1,247,634)	640,243

	99,821	2,040,953

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%. The effective income tax rate of the Group for the current period is 1.85% (six months ended 30 June 2011: 28%).

Note:	During the period, the Australia Minerals Resources Rent Tax (“MRRT”) legislation was substantially enacted on 19 March 2012 and will be effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on 30 June 2012. Book value or market value approach can be selected in calculating the starting base and subsequently amortise within the prescribed useful life. Market value approach was selected for mines in Australia such as Austar, Yarrabee, Ashton and Moolarben. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortise base on the shorter of the life of mining project, mining rights and mining production. During the period, additional deferred tax has been recognised.

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11.	DIVIDENDS

	For the six months ended 30 June
	2012 RMB’000	2011 RMB’000

Final dividend approved, RMB0.57 per share (2011: RMB0.59)	2,803,488	2,901,856

Pursuant to the annual general meeting held on 22 June 2012, a final dividend in respect of the year ended 31 December 2011 was approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended 30 June 2012 and 30 June 2011 is based on the profit for the period of RMB5,255,811,000 and RMB5,183,335,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the periods ended 30 June 2012 and 2011.

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government and as guarantee for borrowings.

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14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Accounts receivable
– From third parties	713,643	636,788
– From a jointly controlled entity	—	181,164

	713,643	817,952
Less: Impairment loss	(5,140)	(4,143)

	708,503	813,809
Total bills receivable	2,617,254	6,498,265

Total bills and accounts receivable, net	3,325,757	7,312,074

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

1-90 days	3,299,922	4,037,903
91-180 days	25,835	3,274,171

	3,325,757	7,312,074

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15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Advances to suppliers	1,930,540	738,395
Due from a jointly controlled entity (note)	179,025	198,780
Deposit for environment protection	705,402	651,699
Prepaid relocation costs of inhabitants	1,961,350	1,714,506
Others	22,948	321,499

	4,799,265	3,624,879

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

16.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June 2012 RMB’000

At the beginning of period	3,181,643
Exchange re-alignment	(10,325)
Acquisition of Yangcun Coal Mine and Beisu Coal Mine	20
Acquisition of Gloucester	139,494
Additional provision in the period	852,108
Utilization of provision	(355,120)

At the end of period	3,807,820

Presented as:

Current portion	3,301,940
Non-current portion	505,880

3,807,820

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

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17.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Potash mineral exploration permit RMB’000	Technology RMB’000	Water licenses RMB’000	Others RMB’000	Total RMB’000

Cost
At 1 January 2012	21,133,216	4,241,228	1,645,227	160,233	132,254	22,830	27,334,988
Exchange re-alignment	(133,408)	(44,760)	—	(773)	(74)	(232)	(179,247)
Acquisition of Yangcun Coal Mine and Beisu Coal Mine	464,600	—	—	—	—	—	464,600
Acquisition of Gloucester	6,510,656	2,340,235	—	—	—	17,860	8,868,751
Additions for the period	397,743	—	—	—	—	128	397,871
Disposal for the period	(9,580)	(285,457)	—	—	—	—	(295,037)
Reclassification	14,669	(14,669)	—	—	—	—	—

At 30 June 2012	28,377,896	6,236,577	1,645,227	159,460	132,180	40,586	36,591,926

Amortization
At 1 January 2012	1,115,339	—	—	—	—	14,030	1,129,369
Exchange re-alignment	(6,583)	—	—	—	—	(110)	(6,693)
Provided for the period	485,505	—	—	—	—	2,218	487,723

At 30 June 2012	1,594,261	—	—	—	—	16,138	1,610,399

Carrying values
At 30 June 2012	26,783,635	6,236,577	1,645,227	159,460	132,180	24,448	34,981,527

At 31 December 2011	20,017,877	4,241,228	1,645,227	160,233	132,254	8,800	26,205,619

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from 25 September 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB7 per tonne for raw coal mined (2011: RMB5 per tonne of raw coal mined) amounting to RMB118,926,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

At 30 June 2012, intangible assets with a carrying amount of approximately RMB2,172,793,000 (31 December 2011: RMB2,095,988,000) have been pledged to secure the bank facilities of the Australian subsidiaries (note 21).

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18.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

Cost
At 1 January 2012	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228
Exchange re-alignment	(3,860)	(3,945)	—	—	(17,293)	(68,547)	—	(18,813)	(112,458)
Acquisition of Gloucester	677,533	12,695	—	—	2,079,311	2,189,837	—	365,487	5,324,863
Acquisition of Yangcun Coal Mine and Beisu Coal Mine	—	105,347	—	80,105	150,457	233,738	6,443	5,394	581,484
Additions for the period	—	—	—	965	79,364	31,187	231	1,393,276	1,505,023
Transfer	30,652	43,444	—	—	73,642	170,083	499	(318,320)	—
Disposals for the period	—	—	—	—	—	(57,485)	(1,160)	—	(58,645)

At 30 June 2012	1,085,683	4,446,104	253,678	1,630,033	8,744,968	24,929,770	432,074	11,254,185	52,776,495

Accumulated depreciation
At 1 January 2012	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404
Exchange re-alignment	—	(295)	—	—	(2,243)	(12,928)	—	—	(15,466)
Provided for the period	—	63,214	—	78,941	106,393	997,669	21,649	—	1,267,866
Eliminated on disposals	—	—	—	—	—	(33,049)	(1,160)	—	(34,209)

At 30 June 2012	—	1,868,015	88,988	959,503	2,375,727	9,882,242	306,120	—	15,480,595

Carrying values
At 30 June 2012	1,085,683	2,578,089	164,690	670,530	6,369,241	15,047,528	125,954	11,254,185	37,295,900

At 31 December 2011	381,358	2,483,467	164,690	668,401	4,107,910	13,500,407	140,430	9,827,161	31,273,824

At 30 June 2012, property, plant and equipment with a carrying amount of approximately RMB6,278,188,000 (31 December 2011: RMB3,325,937,000) have been pledged to secure bank facilities of the Australian subsidiaries (note 21).

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19.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale investments:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Investment in equity securities listed on the SSE
– Stated at fair value	175,062	173,495
Unlisted securities	146,028	199,305

	321,090	372,800

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

20.	BILLS AND ACCOUNTS PAYABLE

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Accounts payable
– To the third parties	2,604,133	2,003,462
– To a jointly controlled entity	—	181

	2,604,133	2,003,643
Bills payable	3,880,638	237,201

	6,484,771	2,240,844

The following is an aged analysis of bills and accounts payable based on the invoice dates at the reporting date:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

1-90 days	6,025,103	1,790,743
91-180 days	178,834	257,392
181-365 days	64,949	60,865
Over 1 year	215,885	131,844

	6,484,771	2,240,844

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21.	BORROWINGS

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	5,205,955	13,193,083
– Secured borrowings (ii)	7,158,123	6,395,413
Loan pledged by machineries (iii)	2,003,163	—

	14,367,241	19,588,496
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	2,809,000	2,110,000
– Secured borrowings (ii)	12,858,398	12,759,324
Loan pledged by machineries (iii)	33,603	—
Guaranteed notes (iv)	6,324,900	—
Loan from a related party (v)	2,182,611	—

	24,208,512	14,869,324

Total borrowings	38,575,753	34,457,820

(i)	Unsecured borrowings are repayable as follows:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Within one year	5,205,955	13,193,083
More than one year, but not exceeding two years	32,000	22,000
More than two years, but not more than five years	2,766,000	2,066,000
More than five years	11,000	22,000

Total	8,014,955	15,303,083

The balance as of 30 June 2012 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it and new short term borrowings obtained by the Company during the period. The loan of Shanxi Tianchi is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008 and carried interest at 5.94% (2011: 5.94%) per annum. The amount is also guaranteed by the Parent Company.

The total unsecured short term borrowings of the Company amounting to RMB3,900,000 (31 December 2011: RMB11,892,000,000) carried interest at 6.56% per annum (31 December 2011: 6.06%-6.56% per annum). The unsecured long term borrowing amounting to RMB2,700,000,000 (31 December 2011: RMB2,000,000,000) carried interest at 6.9% per annum (31 December 2011: 6.9%) and is subject to adjustment based on the interest stipulated by the PBOC. The long term loan is guaranteed by the Parent Company.

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21.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Within one year	7,158,123	6,395,413
More than one year, but not exceeding two years	6,349,045	6,395,413
More than two years, but not more than five years	6,509,353	6,363,911

Total	20,016,521	19,154,737

Included in the balance as of 30 June 2012 are loans amounting to RMB18,934,448,000 (equivalent to USD3,040,000,000) (31 December 2011: RMB19,154,737,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources. The borrowings of RMB17,688,761,000 (USD2,840,000,000) (31 December 2011: RMB17,894,557,000) and of RMB1,245,687,000 (USD200,000,000) (31 December 2011: RMB1,260,180,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.22%) and at three-month LIBOR plus a margin of 0.8% (approximately 1.27%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit. The borrowings and the loan pledged by machineries are secured on property, plant and equipment (note 18), intangible assets (note 17) and other assets in Yancoal Resources.

(iii)	Loan pledged by machineries are repayable as follows:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Minimum payments
Within one year	2,117,856	—
More than one year, but not exceeding two years	5,976	—
More than two years, but not more than five years	29,778	—
More than five years	18,414	—

	2,172,024	—
Less: Future finance charges	(135,258)	—

Present value of payments	2,036,766	—

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21.	BORROWINGS – CONTINUED

(iii)	Loan pledged by machineries are repayable as follows: – continued

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Present value of minimum payments
Within one year	2,003,163	—
More than one year, but not exceeding two years	4,800	—
More than two years, but not more than five years	19,202	—
More than five years	9,601	—

	2,036,766	—
Less: amounts due within one year and included in current liabilities	(2,003,163)	—

Amounts due after one year and included in non-current liabilities	33,603	—

(iv)	Guaranteed notes are detailed as follows:

At 30 June 2012 RMB’000

Guaranteed notes denominated in US$ repayable in 2017 and 2022	6,349,000

The above notes were issued by a subsidiary of the Company on 17 May 2012. The notes are repayable in 2017 (US$450,000,000) and 2022 (US$550,000,000) and the interest rate are 4.461% and 5.730% per annum respectively. The notes are guaranteed by the Company. During the period, the notes were listed on the HKEX and were issued as debt security to professional investors only. During the period ended 30 June 2012, no redemption was made.

(v)	Loan from a related party is detailed as follows:

At 30 June 2012 RMB’000

Loan from a related party repayable on 30 June 2015	2,182,611

The loan from Gloucester’s original shareholder (Yancoal Australia’s current shareholder) was made for funding general operations. The loan is for up to AUD400,000,000. As at 30 June 2012, interest is charged at BBSY plus a margin of 3%. The full amount is repayable at 30 June 2015. At 30 June 2012 AUD343,859,000 had been drawn down. No security is held on this loan. The loan contains certain financial covenants. A waiver of the financial covenants has been granted by the lender and the next measurement date is 30 June 2013.

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22.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

At 1 January 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	3,846	87,322	25,090	(8,008)	—	108,250
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Acquisition of Syntech	—	—	(81,370)	55,728	—	—	(25,642)
Acquisition of Premier Coal and Wesfarmers Char	—	—	(69,154)	51,305	—	—	(17,849)
Acquisition of Xintai	—	—	(817,296)	—	—	—	(817,296)
Credit to other comprehensive income	5,190	—	—	—	—	62,073	67,263
Credit (charge) to the consolidated income statement	—	70,100	(550,430)	487,222	(355,470)	—	(348,578)

At 31 December 2011 and 1 January 2012	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)
Exchange re-alignment	—	928	41,040	(5,928)	—	—	36,040
Acquisition of Yangcun Coal Mine and Beisu Coal Mine	—	(47,376)	(73,991)	4,109	—	—	(117,258)
Acquisition of Gloucester	—	8,379	(3,533,241)	1,155,406	258,003	—	(2,111,453)
Credit (charge) to other comprehensive income	2	—	—	—	—	(6,219)	(6,217)
Credit (charge) to the consolidated income statement (note 10)	—	61,539	(486,272)	1,672,367	—	—	1,247,634

At 30 June 2012	(23,613)	(207,937)	(6,236,220)	2,671,137	258,003	27,237	(3,511,393)

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Deferred tax assets	4,552,769	1,335,165
Deferred tax liabilities	(8,064,162)	(3,895,304)

	(3,511,393)	(2,560,139)

There was no material unprovided deferred tax for the period or at the balance sheet date.

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23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total

Number of shares
At 31 December 2011 and 30 June 2012	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2011 and 30 June 2012	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from 1 January 2008.

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Reserves – continued

Future Development Fund – continued

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from 1 February 2012 onwards) for each tonne of raw coal mined from 1 May 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From 1 February 2012 onwards, the amount for each tonne of raw coal mined increased to RMB15. The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Yulin and Shanxi Tianhao, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at 30 June 2012 was RMB996,333,000.

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June 2012 is the retained earnings computed under PRC GAAP which amounted to approximately RMB22,668,365,000 (31 December 2011: RMB22,913,403,000).

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24.	ACQUISITION OF AN YUAN COAL MINE

In 2010, the Group signed a co-operation agreement with an independent third party for the acquisition of Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435 million. The acquisition was completed in 2011.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date is as follow:

Carrying amounts RMB’000

Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500

Net assets acquired	1,435,000

Considerations:
Cash paid on acquisition	355,000
Investment deposit paid for acquisition in prior year	1,080,000

1,435,000

Net cash outflow arising on acquisition	355,000

25.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. In 2011, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture. Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

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26.	ACQUISITION OF YANGCUN COAL MINE AND BEISU COAL MINE

On 23 April 2012, the Company entered into the Assets Transfer Agreement with the Parent Company to purchase the target assets from the Parent Company at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu Coal Mine and Yangcun Coal Mine and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Beisu Coal Mine and Yangcun Coal Mine mainly engaged in the production and exploration of PCI coal and thermal coal. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the purchase method.

The net assets of Yangcun Coal Mine and Beisu Coal Mine acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value Adjustments RMB’000	Fair values RMB’000

Bank balances and cash	8,131	—	8,131
Accounts receivable and other receivables	96,626	—	96,626
Inventories	2,731	286	3,017
Interests in associates	3,927	—	3,927
Property, plant and equipment, net	285,515	295,969	581,484
Intangible assets	275,097	189,503	464,600
Accounts payable and other payables	(708,584)	—	(708,584)
Deferred taxation	4,181	(121,439)	(117,258)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(20)	—	(20)

Net assets acquired			331,923
Goodwill arising on acquisition			492,219

			824,142

Considerations:
Cash paid on acquisition			824,142

Net cash outflow arising on acquisition:
Cash outflow arising on acquisition			(824,142)
Bank balance and cash acquired			8,131

			(816,011)

During the period from the acquisition date/the beginning period date to 30 June 2012, Beisu Coal Mine and Yangcun Coal Mine did not contribute any significant revenue or profit to the Group. Goodwill arose because the Group can increase its production capacity in coal and the coverage of exploration from this acquisition.

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27.	ACQUISITION OF GLOUCESTER

During the period, a wholly owned subsidiary of the Company, Yancoal Australia, merged with Gloucester. The merger was completed on 27 June 2012. Yancoal Australia acquired Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 CVR shares. Gloucester is a listed company in Australia. Following the completion of the Merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The ordinary shares and CVR shares of Yancoal Australia were listed on the ASX on 28 June 2012. Gloucester mainly engaged in production of coking coal and thermal coal. The net assets acquired were included in the mining segment.

The accounting for the Gloucester acquisition has been determined on a provisional basis at 30 June 2012 as the fair values assigned to the acquiree’s identifiable assets and liabilities have only been determined provisionally. The fair values of assets and liabilities acquired will be finalised within 12 months of the acquisition date. The Company will adjust these provisional values accordingly.

The acquisition has been accounted for using the purchase method.

The provisional amounts of the net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB’000	Fair value Adjustments RMB’000	Fair values RMB’000

Bank balances and cash	280,892	—	280,092
Restricted cash	13,067	—	13,067
Accounts receivable and other receivables	1,694,094	(190,599)	1,503,495
Inventories	288,584	(5,078)	283,506
Investment in securities	47,026	—	47,026
Property, plant and equipment, net	4,141,715	817,661	4,959,376
Construction in progress	365,487	—	365,487
Intangible assets	8,053,397	815,354	8,868,751
Accounts payable and other payables	(5,737,560)	196,758	(5,540,802)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(139,494)	—	(139,494)
Long term payables	(653,086)	181,526	(471,560)
Deferred taxation	(1,993,522)	(117,931)	(2,111,453)
Borrowings	(3,179,283)	—	(3,179,283)

Net assets acquired			4,878,208
Bargain purchase gain on acquisition			(1,427,166)

			3,451,042

Considerations:
Fair value of the ordinary shares issued by Yancoal Australia			2,138,129
Fair value of the CVR shares issued			1,312,913

			3,451,042

Net cash inflow arising on acquisition:
Bank balance and cash acquired			280,092

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27.	ACQUISITION OF GLOUCESTER – CONTINUED

The bargain purchase arises because the consideration (number of shares to be issued) was fixed when the merger proposal was announced. Upon the date of completion, the market capitalization and the market price of shares dropped and hence the total consideration paid were less than the fair value of net identifiable assets acquired because there is no mechanism to adjust the number of shares to be issued.

During the period from the acquisition date to 30 June 2012, Gloucester did not have significant impact on the revenue and operating results of the Group.

If the acquisition had occurred on 1 January 2012, consolidated revenue and net profit of the Group for the period ended 30 June 2012 would have been RMB34,233,379,000 and RMB6,738,313,000 respectively. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and mining tenements had applied from 1 January 2012, together with the consequential tax effects.

The CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) if the weighted average price of the shares are lower than AUD6.96 per share for continuous three months in next 18 months after the transaction and the redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders’ meeting, except in the condition that is required by the ASX. Also, the holders of the CVR shares are not entitled to any dividend, right to enrol the new securities and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

The valuation of the shares issued by Yancoal Australia and the CVR shares are stated at market value.

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28.	RELATED PARTY TRANSACTIONS

The amounts due from/to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due from/to Parent Company and its subsidiary companies have no specific terms of repayment but are expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2012 RMB’000	2011 RMB’000

Income
Sales of coal	1,756,371	826,567
Sales of heat and electricity	115,327	96,035
Sales of auxiliary materials	205,034	236,120
Sales of methanol	23,792	—

Expenditure
Utilities and facilities	19,018	14,258
Purchases of supply materials and equipment	364,463	343,589
Repair and maintenance services	71,169	131,546
Social welfare and support services	107,681	125,912
Technical support and training	—	13,000
Road transportation services	27,786	27,099
Construction services	181,233	48,813

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB90,492,000 and RMB113,900,000 for each of the six months ended 30 June 2012 and 2011 respectively, and there was no technical support and training expenses for the six months ended 30 June 2012 (2011: RMB13,000,000). These expenses have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 30).

During the current period, the sale of coal from subsidiaries of the Group in Australia to the Group’s jointly controlled entity amounted to RMB512,545,817 (2011: RMB726,957,049).

As at 30 June 2012, the Company has deposited RMB1,810,000,000 (31 December 2011: RMB1,820,000,000) in the company’s associate, YanKuang Group Finance Company Limited. The interest income received and finance cost paid during the current period amounted to RMB4,830,000 (2011: RMB3,070,000) and RMB1,410,000 (2011: RMB3,580,000) respectively.

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28.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2012 RMB’000	2011 RMB’000

Trade sales	5,934,799	3,005,282

Trade purchases	1,229,195	1,062,581

Material balances with other state-controlled entities are as follows:

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Amounts due to other state-controlled entities	524,651	580,726

Amounts due from other state-controlled entities	730,895	681,413

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

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28.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2012 RMB’000	2011 RMB’000

Directors’ fee	789	197
Salaries, allowance and other benefits in kind	1,111	3,606
Retirement benefit scheme contributions	290	638

	2,190	4,441

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

29.	COMMITMENTS

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	1,523,287	2,022,362
– share of joint ventures	5,069,857	179,166
Acquisition of intangible asset
– the Group	—	1,947
– share of joint ventures	—	158
Exploration and evaluation expenditure
– the Group	5,462	—
– share of joint ventures	81,044	—

	6,679,650	2,203,633

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

29.	COMMITMENTS – CONTINUED

The Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shanxi province for operations. In addition to the deposit on investment, the Company is committed to invest a further RMB78.8 million.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done. As at 30 June 2012, the Group is committed to further make security deposit of RMB1,804 million.

In 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field in name of Hao Sheng. In 2011, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% equity interest of Hao Sheng at a consideration of RMB1,313,760,000. The Company also agreed to increase the registered capital of Hao Sheng by RMB51 million. During the period, the government of Inner Mongolia reclaimed the mining resources from one of the entities under Hao Sheng. The Company and the other shareholders of Hao Sheng agreed to lower the amount of register capital to RMB45,615,000. Also, a new agreement has been signed and the Company agreed to purchase additional interest of 9.45% of Hao Sheng. Also, it was agreed that the total consideration was decreased from RMB3,009 million to RMB1,858 million. Upon the completion of the aforesaid transaction, all the shareholders of Hao Sheng agreed to contribute additional capital of RMB145 million to Hao Sheng. The investment project was still in progress. Up to the date of these financial statements, the Company has invested RMB2,195,405,000 in relation to this acquisition.

On 24 January 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively. Under the aforesaid agreement, the Company paid RMB405 million during the period as the second capital injection instalment. Up to the date of these financial statements, Shaanxi Future Energy Chemical Corp. Ltd. has been incorporated and the Company has invested RMB945,000,000 as capital contribution.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

30.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 7 November 2008, the monthly contribution rate is set at 20% of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January 2009 to 31 December 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. The Group’s overseas subsidiaries pay fixed contribution pension under the law and regulation of the corresponding country.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

31.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June 2012 and 2011. Such expenses, amounting to RMB70,000,000 and RMB70,000,000 for each of the six months ended 30 June 2012 and 2011, have been included as part of the social welfare and support services expenses summarized in note 28.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

32.	CONTINGENT LIABILITIES

	At 30 June 2012 RMB’000	At 31 December 2011 RMB’000

Guarantees
(a) the Group
Performance guarantees provided to daily operations	1,654,016	1,099,755
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	371,556	263,603

(b) Joint ventures
Performance guarantees provided to daily operations	—	731
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	28,201	28,477

	2,053,773	1,392,566

According to the government policy issued by Ministry of Shandong Province and the Ministry of Land and Resources, the Company has accrued RMB7 per tonne as a compensation for the mining activities (note 17). Additional provision may be provided subject to the guidelines that will be issued by the Chinese Government in the future.

33.	OPERATING LEASE COMMITMENTS

	At 30 June	At 31 December
	2012	2011
	RMB’000	RMB’000

Within one year	7,627	7,178
More than one year, but not more than five years	71,602	3,210

	79,229	10,388

Operating leases have average remaining lease terms of 2 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Yangcun Coal Mine and Beisu Coal Mine have been accounted for using the acquisition method which accounts for the assets and liabilities of the aforesaid acquisitions at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group and the aforesaid acquisitions are entities under the common control of the Parent Company, the assets and liabilities of the aforesaid acquisitions are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of the aforesaid acquisitions and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended 30 June 2012 RMB’000	Net assets attributable to equity holders of the Company As at 30 June 2012 RMB’000

As per condensed financial statements prepared under IFRS	5,255,811	44,221,885
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(156,306)	—
– reversal of work safety cost	(217,701)	(426,296)
– fair value adjustment and related amortization	3,594	(481,709)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy, Yangcun Coal Mine and Beisu Coal Mine	—	(1,020,709)
– deferred tax	69,681	928,164
– others	(48,890)	19,864

As per financial statements prepared under PRC GAAP	4,906,189	43,241,199

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2012	December 31, 2011

CURRENT ASSET:
Cash at bank and on hand	VIII.1	22,306,652,973	18,105,579,319
Excess reserves settlement
Lending to banks and other financial institutions
Tradable financial assets
Notes receivable	VIII.2	3,094,123,144	7,152,620,511
Accounts receivable	VIII.3	708,503,359	815,157,475
Prepayments	VIII.4	1,633,120,317	824,411,964
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable		22,947,609	17,265,975
Dividends receivable
Other receivables	VIII.5	2,821,253,250	3,069,166,771
Purchase of resold financial assets
Inventories	VIII.6	1,826,028,101	1,394,679,193
Non-current assets due within one year
Other current assets	VIII.7	3,386,642,945	2,857,949,797

TOTAL CURRENT ASSETS		35,799,271,698	34,236,831,005

NON-CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	VIII.8	281,907,120	333,617,636
Held-to-maturity investments
Long-term accounts receivable	VIII.9	297,184,390	300,082,542
Long-term equity investments	VIII.10	2,202,263,951	1,747,778,937
Investment property
Fixed assets	VIII.11	25,322,235,361	21,185,930,552
Construction in progress	VIII.12	14,049,812,721	12,082,244,675
Construction materials	VIII.13	47,072,646	31,561,191
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VIII.14	32,670,664,427	24,657,104,675
Development expenditure
Goodwill	VIII.15	1,331,047,330	1,337,553,543
Long-term deferred assets		3,098,975	12,779,427
Deferred tax assets	VIII.16	5,489,010,327	2,046,011,436
Other non-current assets	VIII.17	1,232,530,178	117,925,900

TOTAL NON-CURRENT ASSETS		82,926,827,426	63,852,590,514

TOTAL ASSETS		118,726,099,124	98,089,421,519

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 94 to page 106 are signed by the following persons-in charge.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Li Weimin	Wu Yuxiang	Zhao Qingchun

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET – CONTINUED

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2012	December 31, 2011

CURRENT LIABILITIES:
Short-term borrowings	VIII.19	5,881,539,628	13,171,082,700
Borrowings from central bank
Deposits absorption and deposits between companies
Borrowings from banks or other financial institutions
Tradable financial liabilities
Notes payable	VIII.20	3,880,937,727	240,824,185
Accounts payable	VIII.21	2,657,999,827	2,054,240,242
Advances from customers	VIII.22	1,196,538,674	1,740,484,646
Amounts from sale of repurchased financial assets
Service charge and commissions payable
Salaries and wages payable	VIII.23	1,420,592,687	1,150,954,174
Taxes payable	VIII.24	1,290,053,316	2,530,477,731
Interest payable	VIII.25	292,586,035	252,468,903
Dividends payable	VIII.26	2,803,488,000
Other payables	VIII.27	2,788,120,622	3,181,363,668
Accounts receivable reinsurance
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	VIII.28	11,080,422,717	8,766,204,849
Other current liabilities	VIII.7	3,779,701,874	3,199,224,715

TOTAL CURRENT LIABILITIES		37,071,981,107	36,287,325,813

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII.29	17,883,611,543	14,869,322,500
Bonds payables	VIII.30	6,324,900,000
Long-term payables	VIII.31	69,611,570	8,158,667
Special accounts payable
Provisions	VIII.32	1,477,220,918	325,413,915
Deferred tax liabilities	VIII.16	8,072,239,726	3,859,784,843
Other non-current liabilities	VIII.33	1,319,221,287	6,868,994

TOTAL NON-CURRENT LIABILITIES		35,146,805,044	19,069,548,919

TOTAL LIABILITIES		72,218,786,151	55,356,874,732

SHAREHOLDERS’ EQUITY:
Share capital	VIII.34	4,918,400,000	4,918,400,000
Capital reserves	VIII.35	3,505,369,837	4,474,780,903
Less: treasury stock
Special reserves	VIII.36	2,904,295,890	2,414,752,299
Surplus reserves	VIII.37	4,580,888,473	4,580,888,473
Provision for general risk
Retained earnings	VIII.38	28,157,069,701	26,054,369,382
Translation reserve		-824,823,973	-376,828,595

Equity attributable to shareholders of the Company		43,241,199,928	42,066,362,462

Minority interest	VIII.39	3,266,113,045	666,184,325

TOTAL SHAREHOLDERS’ EQUITY		46,507,312,973	42,732,546,787

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		118,726,099,124	98,089,421,519

The accompanying notes disclosured is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2012    95

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2012	December 31, 2011

CURRENT ASSET:
Cash at bank and on hand		12,633,536,287	15,569,932,397
Tradable financial assets
Notes receivable		2,876,106,968	7,145,440,261
Accounts receivable	XV.1	130,232,475	20,793,193
Prepayments		493,131,593	58,345,878
Interests receivable		260,228,586	74,595,870
Dividends receivable
Other receivables	XV.2	9,549,540,055	4,998,305,747
Inventories		797,593,937	448,994,470
Non-current assets due within one year
Other current assets		2,205,028,426	1,901,128,410

TOTAL CURRENT ASSETS		28,945,398,327	30,217,536,226

NON-CURRENT ASSETS:
Available-for-sale financial assets		175,062,310	173,494,658
Hold-to-maturity investment		8,558,000,000	8,223,000,000
Long-term accounts receivable
Long-term equity investments	XV.3	14,500,096,134	16,919,454,979
Investment property
Fixed assets		6,359,718,792	6,581,907,548
Construction in progress		334,246,779	111,477,324
Construction materials		17,559,358	1,395,921
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		839,621,075	573,802,704
Development expenditure
Goodwill
Long-term deferred assets		63,125	66,875
Deferred tax assets		1,898,102,135	1,645,270,657
Other non-current assets		117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		32,800,395,608	34,347,796,566

TOTAL ASSETS		61,745,793,935	64,565,332,792

The accompanying notes disclosured is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY – CONTINUED

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2012	December 31, 2011

CURRENT LIABILITIES:
Short-term borrowings		3,900,000,000	11,892,000,000
Tradable financial liabilities		167,251,463	179,617,737
Notes payable		160,154,420	240,824,185
Accounts payable		636,335,196	878,689,806
Advances from customers		1,019,033,521	1,462,269,341
Salaries and wages payable		848,741,969	630,939,956
Taxes payable		1,194,340,229	2,302,909,102
Interest payable
Dividends payable		2,803,488,000	—
Other payables		3,223,575,073	2,971,038,728
Non-current liabilities due within one year		2,000,000,000	—
Other current liabilities		3,202,569,372	2,807,948,200

TOTAL CURRENT LIABILITIES		19,155,489,243	23,366,237,055

NON-CURRENT LIABILITIES:
Long-term borrowings		2,700,000,000	2,000,000,000
Bonds payable
Long-term payable
Special accounts payable
Provisions
Deferred tax liabilities		24,006,210	23,614,297
Other non-current liabilities		1,315,221,267	2,868,974

TOTAL NON-CURRENT LIABILITIES		4,039,227,477	2,026,483,271

TOTAL LIABILITIES		23,194,716,720	25,392,720,326

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		3,830,880,618	4,587,845,667
Less: Treasury stock
Special reserves		2,597,652,900	2,217,185,097
Surplus reserves		4,535,778,435	4,535,778,435
Provision for general risk
Retained earnings		22,668,365,262	22,913,403,267

TOTAL SHAREHOLDERS’ EQUITY		38,551,077,215	39,172,612,466

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		61,745,793,935	64,565,332,792

The accompanying notes disclosured is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June 2012	January-June 2011

1. TOTAL OPERATING REVENUE		29,208,210,443	21,288,678,993
Including: operating revenue	VIII.40	29,208,210,443	21,288,678,993
Interest income
Premiums income
Income from service charges and commissions

2. TOTAL OPERATING COST		25,731,661,267	14,257,285,681
Including: Operating cost	VIII.40	21,252,225,417	11,573,556,926
Interests expenditure
Service charges and commissions expenditure
Cash surrender value
Net amount of compensation payout
Net amount of provisions for insurance contract guarantee fund
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	VIII.41	352,827,576	307,474,928
Selling expense	VIII.42	1,118,775,189	1,176,433,699
General and administrative expenses	VIII.43	2,632,232,285	2,025,477,427
Finance costs	VIII.44	375,976,324	-826,645,907
Impairment loss of assets	VIII.45	-375,524	988,608
Add: Gain or loss on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	VIII.46	69,000,264	15,239,068
Including: Investment income of associates and joint ventures
Foreign exchange gain or loss (The loss is listed beginning with “-”)

3. Operating profit (The loss is listed beginning with “-”)		3,545,549,440	7,046,632,380
Add: Non-operating income	VIII.47	1,420,474,532	29,377,800
Less: Non-operating expenses	VIII.48	9,930,606	37,242,721
Including: Losses on disposal of non-current assets

4. Total profit (The total loss is listed beginning with “-”)		4,956,093,366	7,038,767,459
Less: Income tax expenses	VIII.49	35,280,586	1,999,910,583

5. Net profit (The net loss is listed beginning with “-”)		4,920,812,780	5,038,856,876
Net profit attributable to shareholders of the Company		4,906,188,319	5,029,577,151
Minority interest		14,624,461	9,279,725

6. Earnings per share
(1) Earnings per share, basis	VIII.50	0.9975	1.0226
(2) Earnings per share, diluted	VIII.50	0.9975	1.0226

7. Other comprehensive income	VIII.51	-433,036,615	232,001,512

8. Total comprehensive income		4,487,776,165	5,270,858,388
Total comprehensive income attributable to shareholders of the parent company		4,473,151,705	5,261,578,663
Total comprehensive income attributable to minority shareholders		14,624,460	9,279,725

The accompanying notes disclosured is the composing part of the financial statements.

98    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

INCOME STATEMENT OF THE PARENT COMPANY

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June 2012	January-June 2011

1. TOTAL OPERATING REVENUE	XV.4	21,397,173,167	14,304,921,177
Less: Operating cost	XV.4	15,830,698,663	7,910,162,298
Operating taxes and surcharges		287,727,332	261,561,221
Selling expense		176,958,359	171,887,180
General and administrative expense		1,724,670,632	1,516,903,975
Finance costs		257,615,862	69,620,253
Impairment loss of assets
Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)		12,366,274	-34,479,350
Investment income (The loss is listed beginning with “-”)	XV.5	370,362,069	84,554,267
Including: Investment income of associates and joint ventures			14,137,463

2. Operating profit (The loss is listed beginning with “-”)		3,502,230,662	4,424,861,167
Add: Non-operating income		5,621,269	2,435,202
Less: Non-operating expense		1,005,987	10,857,219
Including: Loss on disposal of non-current assets

3. Total profit (The total loss is listed beginning with “-”)		3,506,845,944	4,416,439,150
Less: Income tax		948,395,949	1,190,233,642

4. Net profit (The net loss is listed beginning with “-”)		2,558,449,995	3,226,205,508

5. Earnings per share
(1) Earnings per share, basis		0.5202	0.6559
(2) Earnings per share, diluted		0.5202	0.6559

6. Other comprehensive income		1,175,739	3,445,707

7. Total comprehensive income		2,559,625,734	3,229,651,215

The accompanying notes disclosured is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2012    99

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June 2012	January-June 2011

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		36,287,870,703	30,374,664,252
Net increase in customer’s deposits and financial institution deposits
Net increase in borrowings from central bank
Net increase in borrowings from other financial institutions
Cash received from former-insurance premiums
Net cash received from reinsurance business
Net increase of insured savings and investment
Net increase from disposal of transactional financial assets
Cash received from interests, service charge and commissions
Net increase in borrowings from other companies
Net amount from repurchasing businesses
Tax refunding		255,169,254	324,731,450
Cash received relating to other operating activities	VIII.52	1,129,607,916	794,570,910

Sub-total of cash inflows		37,672,647,873	31,493,966,612

Cash paid for goods and services purchased		17,119,169,845	7,272,085,216
Net increase in loans and advance from customers
Net increase in deposits in central bank and other finance institutions
Cash paid for former insurance contracts claims
Cash paid for interests, service charge and commissions
Cash paid for insurance policy dividends
Cash paid to employees and on behalf of employees		5,068,602,804	3,921,631,350
Taxes payments		5,664,157,543	4,086,956,137
Cash paid relating to other operating activities		2,099,625,692	2,697,945,869

Sub-total of cash outflows		29,951,555,884	17,978,618,572

NET CASH FLOW FROM OPERATING ACTIVITIES		7,721,091,989	13,515,348,040

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		397,193,766	—
Cash received from return of investments income		20,590,469	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,907,469	3,418,124
Net cash received from disposal of sub companies and business units
Cash received relating to other investing activities	VIII.52	5,658,731,828	1,347,076,105

Sub-total of cash inflows		6,080,423,532	1,350,494,229

Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,576,403,447	4,867,710,655
Cash paid for investments		563,484,777	954,052,548
Net increase of pledge loans
Net cash paid for acquisition of subsidiaries and other business units		1,153,257,715	1,507,783,264
Cash paid relating to other investing activities	VIII.52	946,436,405	7,678,047,221

Sub-total of cash outflows		4,239,582,344	15,007,593,688

NET CASH FLOW FROM INVESTING ACTIVITIES		1,840,841,188	-13,657,099,459

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June 2012	January-June 2011

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: Cash received from minority shareholders of subsidiaries
Cash received from borrowings		6,940,861,312	11,182,893,600
Cash received from issuing bonds		6,312,900,000	—
Cash received relating to other financing activities

Sub–total of cash inflows		13,253,761,312	11,182,893,600

Repayments of borrowings and debts		11,503,000,000	2,962,585,760
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		829,836,110	1,836,097,529
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders		352,000	—
Cash paid relating to other financing activities	VIII.52	54,798,250	837,898,189

Sub-total of cash outflows		12,387,634,360	5,636,581,478

NET CASH FLOW FROM FINANCING ACTIVITIES		866,126,952	5,546,312,122

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-8,025,821	43,700,289

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII.52	10,420,034,308	5,448,260,992
Add: Cash and cash equivalent, opening	VIII.52	8,154,223,808	6,778,388,923

6. Cash and cash equivalents, closing	VIII.52	18,574,258,116	12,226,649,915

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CASH FLOW STATEMENT OF THE PARENT COMPANY

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June 2012	January-June 2011

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		28,364,533,661	23,507,963,419
Tax refunding
Cash received relating to other operating activities		455,092,042	143,490,896

Sub-total of cash inflows		28,819,625,703	23,651,454,315

Cash paid for goods and services		15,140,992,801	5,913,047,279
Cash paid to employees and on behalf of employees		3,494,500,224	2,701,664,256
Taxes payments		4,544,164,633	3,487,382,625
Cash paid relating to other operating activities		1,572,627,023	1,227,289,608

Sub-total of cash outflows		24,752,284,681	13,329,383,768

NET CASH FLOW FROM OPERATING ACTIVITIES		4,067,341,022	10,322,070,547

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		562,193,766	453,786,850
Cash received from return of investment income		115,100,666	63,453,265
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		1,467,559	2,865,563
Net cash amount received from the disposal of subsidiaries and other business units
Cash received relating to other investing activities		6,219,902,182	—

Sub-total of cash inflows		6,898,664,173	520,105,678

Cash paid to acquire fixed assets, intangible assets and other long-term assets		257,213,629	262,691,982
Cash paid for investments		563,484,777	4,957,128,000
Net cash amounts paid by subsidiaries and other business units		817,030,418	—
Cash paid relating to other investing activities		500,000,000	7,547,063,209

Sub-total of cash outflows		2,137,728,824	12,766,883,191

NET CASH FLOW FROM INVESTING ACTIVITIES		4,760,935,349	-12,246,777,513

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings		6,200,000,000	4,882,000,000
cash received from issuing bonds
Cash received relating to other financing activities		242,501,652	590,353,582

Sub–total of cash inflows		6,442,501,652	5,472,353,582

Repayments of borrowings		11,492,000,000	1,000,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		495,271,951	1,403,883,653
Cash payment relating to financing activities		—	1,067,949

Sub-total of cash outflows		11,987,271,951	2,404,951,602

NET CASH FLOW FROM FINANCING ACTIVITIES		-5,544,770,299	3,067,401,980

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		—	5,099,750

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		3,283,506,072	1,147,794,764
Add: Cash and cash equivalent, opening		6,014,805,639	5,336,180,576

6. Cash and cash equivalents, closing		9,298,311,711	6,483,975,340

The accompanying notes disclosured is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for 1 January to 30 June 2012
	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders’ equity

I. Balance at December 31, 2011	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787
Add: Change in accounting policies										—
Correction of errors in the early stage										—
Others										—

II. Balance at January 1, 2012	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787

III. Changes for the year (The decrease is listed beginning with “-”)	—	-969,411,066	—	489,543,591	—	—	2,102,700,319	-447,995,378	2,599,928,720	3,774,766,186
(I) Net profit							4,906,188,319		14,624,461	4,920,812,780
(II) Other comprehensive income		14,958,763						-447,995,378		-433,036,615
Sub-total of (I) and (II)	—	14,958,763	—	—	—	—	4,906,188,319	-447,995,378	14,624,461	4,487,776,165
(III) Owner’s contributions and reduction in capital	—	-984,369,829	—	—	—	—	—	—	2,569,099,976	1,584,730,147
1. Capital from shareholders										—
2. Combination under common control		-553,399,271								-553,399,271
3. Merger with Gloucester		-430,970,558							2,569,099,976	2,138,129,418
(IV) Profit distribution	—	—	—	—	—	—	-2,803,488,000	—	-352,000	-2,803,840,000
1. Transfer to surplus reserve							—			—
2. Provision for general risks										—
3. Distribution to shareholders							-2,803,488,000		-352,000	-2,803,840,000
4. Others										—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital										—
2. Surplus reserve transferred share capital										—
3. Provision of surplus reserve for loss										—
4. Others										—
(VI) Special reserves	—	—	—	489,543,591	—	—	—	—	16,556,283	506,099,874
1. Provision of the year				499,807,562					16,556,283	516,363,845
2. Usage of the year				-10,263,971						-10,263,971
(VII) Others										—

IV. Balance at June 30, 2012	4,918,400,000	3,505,369,837	—	2,904,295,890	4,580,888,473	—	28,157,069,701	-824,823,973	3,266,113,045	46,507,312,973

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year of 2011
	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders’ equity

I. Balance at December 31, 2010	4,918,400,000	4,641,594,327	—	1,920,408,416	3,904,423,421	—	21,102,534,193	192,476,489	85,892,305	36,765,729,151
Add: Change in accounting policies										—
Correction of errors in the early stage										—
Others										—

II. Balance at January 1, 2011	4,918,400,000	4,641,594,327	—	1,920,408,416	3,904,423,421	—	21,102,534,193	192,476,489	85,892,305	36,765,729,151

III. Changes for the year (The decrease is listed beginning with “-”)	—	-166,813,424	—	494,343,883	676,465,052	—	4,951,835,189	-569,305,084	580,292,020	5,966,817,636
(I) Net profit							8,530,156,241		21,346,866	8,551,503,107
(II) Other comprehensive income		-154,333,424						-569,305,084		723,638,508
Sub-total of (I) and (II)	—	-154,333,424	—	—	—	—	8,530,156,241	-569,305,084	21,346,866	7,827,864,599
(III) Owner’s contributions and reduction in capital	—	-12,480,000	—	—	—	—	—	—	536,930,035	524,450,035
1. Capital from shareholders									536,930,035	536,930,035
2. The amount listed in shareholders equity from share payment										—
3. Others		-12,480,000								-12,480,000
(IV) Profit distribution	—	—	—	—	676,465,052	—	-3,578,321,052	—	-440,000	-2,902,296,000
1. Transfer to surplus reserve					676,465,052		-676,465,052			—
2. Provision for general risks										—
3. Distribution to shareholders							-2,901,856,000		-440,000	-2,902,296,000
4. Others										—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital										—
2. Surplus reserve transferred share capital										—
3. Provision of surplus reserve for loss										—
4. Others										—
(VI) Special reserves	—	—	—	494,343,883	—	—	—	—	22,455,119	516,799,002
1. Provision of the year				663,598,166					22,455,119	686,053,285
2. Usage of the year				-169,254,283						-169,254,283
(VII) Others										—

IV. Balance at Dec 31, 2011	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

1 January-30 June, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for 1 January to 30 June 2012
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risks	Retained earnings	Total of shareholders’ equity

I. Balance at December 31, 2011	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2012	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466

III. Changes for the year (The loss is listed beginning with “-”)	—	-756,965,049	—	380,467,803	—	—	-245,038,005	-621,535,251
(I) Net profit							2,558,449,995	2,558,449,995
(II) Other comprehensive income		1,175,739						1,175,739
Sub-total of (I) and (II)	—	1,175,739	—	—	—	—	2,558,449,995	2,559,625,734
(III) Owner’s contributions and reduction in capital	—	-758,140,788	—	—	—	—	—	-758,140,788
1. Capital from shareholders								—
2. Combination under common control		-758,140,788						-758,140,788
3. Others								—
(IV) Profit distribution	—	—	—	—	—	—	-2,803,488,000	-2,803,488,000
1. Transfer to surplus reserve							—	—
2. Provision for general risks								—
3. Distribution to shareholders							-2,803,488,000	-2,803,488,000
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	—	380,467,803	—	—	—	380,467,803
1. Provision of the year				380,467,803				380,467,803
2. Usage of the year								—
(VII) Others								—

IV. Balance at Dec 31, 2012	4,918,400,000	3,830,880,618	—	2,597,652,900	4,535,778,435	—	22,668,365,262	38,551,077,215

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY – CONTINUED

1 January-30 June 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year of 2011
ITEM	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risks	Retained earnings	Total of shareholders’ equity

I. Balance at December 31, 2010	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2011	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

III. Changes for the year (The loss is listed beginning with “-”)	—	-15,572,941	—	386,600,999	676,465,052	—	3,186,329,468	4,233,822,578
(I) Net profit							6,764,650,520	6,764,650,520
(II) Other comprehensive income		-15,572,941						-15,572,941
Sub-total of (I) and (II)	—	-15,572,941	—	—	—	—	6,764,650,520	6,749,077,579
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—
1. Capital from shareholders								—
2. combination under common control								—
3. Others								—
(IV) Profit distribution	—	—	—	—	676,465,052	—	-3,578,321,052	-2,901,856,000
1. Transfer to surplus reserve					676,465,052		-676,465,052	—
2. Provision for general risks								—
3. Distribution to shareholders							-2,901,856,000	-2,901,856,000
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	—	386,600,999	—	—	—	386,600,999
1. Provision of the year				480,676,375				480,676,375
2. Usage of the year				-94,075,376				-94,075,376
(VII) Others								—

IV. Balance at Dec 31, 2011	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2010.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

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IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company except overseas subsidies is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to Note “IV.5”.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(2)	Translation of financial statements denominated in foreign currency – continued

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders’ equity to current disposal income or expense.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

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IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

Financial assets are recognized in fare value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder’s equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

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6.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders’ equity.

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor gave up the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

It the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

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6.	Financial assets and financial liabilities – continued

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities. If the economic conditions changed significantly after the latest transaction, the fair value of such financial assets or financial liabilities should be determined by adjusting the quoted price of the latest transaction through preferring to the current price or interest of the similar financial assets or financial liabilities. If the Group has sufficient evidence to prove that the quoted price of the latest transaction did not based on fair value, the fair value of such financial assets or financial liabilities should be determined through appropriate adjustment on the quoted price of the latest transaction.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

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6.	Financial assets and financial liabilities – continued

(3)	Method of fair values recognition of financial assets and financial liabilities – continued

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiaries Yanzhou Coal Mining Company Limited Australia and the belonging subsidiaries (the Australian subsidiaries) are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and fixed interest rate.

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB8 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio

Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

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7.	Accounting method for bad debt provisions of the receivables – continued

(2)	Accruing the bad debt provision according to the portfolio – continued

The accrual method

Accounting aging	Accrue the bad debt provision by accounting aging analysis method

Risk-free	Not accrue the bad debt provision

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables

within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

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8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

9.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Joint control represents a contractual agreed common control over an economic activity. Joint control exists when neither party has independent power to control the operating activities and the decision making relating to the operating activities of the jointly controlled entity require unanimous consent of the parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

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9.	Long-term equity investments – continued

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

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9.	Long-term equity investments – continued

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

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10.	Fixed assets – continued

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

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10.	Fixed assets – continued

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Finance lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

12.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

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12.	Borrowing costs – continued

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

13.	Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, expenditure for the exploration and evaluation, the land use rights, patents and techniques etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

(1)	Mining rights. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia.

(2)	Coal resources. Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

(3)	Land use rights. The land use rights are evenly amortized over the transferred term since the rights are obtained.

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13.	Intangible assets – continued

(4)	Talent, technology and other intangible assets. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects. For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures includes the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is credited to profit or loss are incurred. When the project has the technical feasibility and commercial viability, the exploration and evaluation expenditure (including the costs incurred for purchase of exploration permit) are capitalised into exploration and evaluation assets by a single item.

Exploration and evaluation assets are collected into construction in progress. These assets are converted into fixed assets or intangible assets when getting ready for their intended use, and accrued depreciation or amortization within operating life. The related unrecoverable cost shall be immediately written off and credited as profit or loss when projects are abandoned.

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15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

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16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

17.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

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19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

20.	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (ROM coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (BCM of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine

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21.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

22.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB15 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB50 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises” (Caiqi [2012] No. 16) of the Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

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22.	Special reserves – continued

(2)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

23.	The Principles of Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

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24.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

25.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

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26.	Leases

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

27.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

28.	Minerals Resource Rent Tax

Minerals Resource Rent Tax (MRRT) is levied by Australian government for all Australian mineral enterprises on the base of net mining profit after deductible items, therefore the recognition, measurement and disclosure of relevant expenses, deferred assets and liabilities of MRRT are consistent with income tax, refer to Note IV.25 and IV.27 for details.

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29.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

30.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

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31.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

32.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

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32.	Preparation methods for consolidated financial statements – continued

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

33.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

34.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

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34.	Significant accounting policies and accounting estimates – continued

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

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34.	Significant accounting policies and accounting estimates – continued

(3)	Impairment of non-financial long-term assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

V.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS

1.	Changes of accounting policies and the impact

During the reporting period, the Group made no changes in accounting policies.

2.	Changes in accounting estimates

Pursuant to “Notice of Provision and Use Management Method of Production Safety Expense” jointly issued by Ministry of Finance and the State Administration of Work Safety (Caiqi 2012] No. 16), and upon approval at the Tenth Meeting of the Fifth Session of the Board, since February 2012, the provision basis for accruing the Production Safety Expense for the Parent Company, Heze Nenghua, and Anyuan as well as Wenyu Coal Mine which belong to Ordos Nenghua has been amended to be RMB15 per ton of ROM. This amendment of accounting estimate will lead to an increase of cost of sales amounting to RMB121.11million for the reporting period (January-June, 2012). Meanwhile, it will lead to a decrease of total profit and income tax expense of RMB121.11 million and RMB30.28 million, respectively; and will eventually result in a decrease of net profit amounting to RMB90.83 million.

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3.	Amendments of significant errors and the impact

During the reporting period, the Group made no amendments of significant accounting errors.

VI.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1)	Income tax

Income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in the PRC.

(2)	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2011) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

(3)	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

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1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows – continued:

(4)	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5)	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6)	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

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2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Minerals Resource Rent Tax (MRRT)	Taxable profit	22.5%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia Pty is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. MRRT is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation, the tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%.

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VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Shareholding proportion	Ratio of voting right

I. Subsidiaries established by investment
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
Yancoal Australia Pty Limited	Australia	AUD 656,700,000	Investment and shareholding	RMB2,468,690,000	78.00%	78.00%
Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3,100,000,000	Production and sales of methanol (600,000 tons)	RMB3,100,000,000	100.00%	100.00%
Yancoal International (Holding) Co., Limited	Hong Kong	USD2,800,000	Investment and shareholding	USD17,920,000	100.00%	100.00%
Yancoal International Technology Development Co., Limited	Hong Kong	USD1,000,000	Development of mining technology	USD1,000,000	100.00%	100.00%
Yancoal International Trading Co., Limited	Hong Kong	USD1,000,000	Transit trade of coal	USD1,000,000	100.00%	100.00%
Yancoal International Resources Development Co., Limited	Hong Kong	USD600,000	Exploration and development of mineral resources	USD600,000	100.00%	100.00%
Yancoal Luxembourg Energy Holding Co., Limited	Luxembourg	USD500,000	Investment and shareholding	USD500,000	100.00%	100.00%
Yancoal Canada Resource Holding Co., Ltd	Canada	USD290,000,000	Development and sales of mineral resources	USD290,000,000	100.00%	100.00%
Yancoal Technology Development Holdings Pty Ltd	Australia	AUD75,410,000	Shareholding company	AUD75,410,000	100.00%	100.00%
Premier Coal Holdings Ltd	Australia	AUD321,610,000	Shareholding company	AUD321,610,000	100.00%	100.00%
Athena Holdings Ltd	Australia	AUD24,450,000	Shareholding company	AUD24,450,000	100.00%	100.00%
Tonford Holdings Ltd	Australia	AUD46,410,000	Shareholding company	AUD46,410,000	100.00%	100.00%
Wilpeena Holdings Ltd	Australia	AUD3,460,000	Shareholding company	AUD3,460,000	100.00%	100.00%
Yancoal Energy Pty Ltd	Australia	AUD202,980,000	Shareholding company	AUD202,980,000	100.00%	100.00%

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i.	Subsidiaries – continued

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Shareholding proportion	Ratio of voting right

II. Subsidiaries under common control
Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	Intensive process of coal product	RMB73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,790,000	99.89%	99.89%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%
Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd	Zoucheng, Shandong	RMB2,400,000	Gangue selecting and processing, cargo transportation	RMB2,400,000	100.00%	100.00%
III. Subsidiaries not under common control
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
Yancoal Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
Inner Mongolia Yize Mining Investment Co., Ltd	Ordos	RMB136,260,000	Investment	RMB179,690,000	100.00%	100.00%
Inner Mongolia Rongxin Chemicals Co., Ltd	Ordos	RMB3,000,000	Methanol production	RMB4,400,000	100.00%	100.00%
Inner Mongolia Daxin Industrial Gas Co., Ltd	Ordos	RMB4,110,000	Industrial gas production	RMB6,000,000	100.00%	100.00%
Inner Mongolia Xintai Coal Mining Company Limited	Ordos	RMB5,000,000	Coal mining and sales	RMB2,801,560,000	80%	80%
Syntech Holdings Pty Ltd	Australia	AUD223,470,000	Holding company and mining management	AUD186,170,000	100.00%	100.00%
Syntech Holdings II Pty Ltd	Australia	AUD6,320,000	Holding company	AUD22,310,000	100.00%	100.00%
Premier Coal Mine Ltd	Australia	AUD8,780,000	Coal mining and sales	AUD312,730,000	100.00%	100.00%
Premier Char Pty Ltd	Australia	AUD1,000,000	Research and development of the technology and procedures in relation to coal char	AUD800,000	100.00%	100.00%
Gloucester Coal Ltd	Australia	AUD719,720,000	Development and operating of coal and relevant resources	AUD550,450,000	100.00%	100.00%

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1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700,000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Li Weimin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with paid up capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to carve-out of excluded assets to Yancoal International (Holding) Co. Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. ACN (Australian Company Number) of Yancoal Australia is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

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4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in December 2004 with paid up capital of AUD 64 million. ACN (Australian Company Number) of Austar is 111910822, and it is mainly engaged in the production, processing, washing and sales of coal in Southland Coal Mine in Australia.

5.	Yancoal Resources Limited

Yancoal Resources Limited (as referred to “Yancoal Resources”), a limited liability incorporated company, was established in January 1970 in Brisbane, Queensland, Australia, and its ACN is 000 754 174. Yancoal Resources is mainly engaged in businesses such as coal mining and exploration.

Austar, the subsidiary of the Company, holds 196.46 million shares representing 100% of the issued shares of Yancoal Resources.

(1)	As at the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital(AUD)	Business scope	Shareholding proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Felix NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

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5.	Yancoal Resources Limited – continued

(2)	Joint venture company that Yancoal Resources holds more than 50% shares but is not included in consolidation:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

(3)	Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

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6.	Gloucester Coal Ltd

Gloucester Coal Ltd (as referred to “Gloucester”), a corporation with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon approval at the Sixth Meeting of the Fifth Session of the Board and the Seventh Meeting of the Fifth Session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the Merger Deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

The merger has been approved by the following departments in the PRC: the State-owned Assets Supervision and Administration Commission of the State Council of Shandong province issued the notice of “Approval of the Merger between Yancoal Australia Pty Ltd and Gloucester Coal Ltd” (Luguozi Shouyihan [2012] No. 11) on 20 March 2012; The Ministry of Commerce checked and issued the notice of “Approval of Yancoal Australia Adding Foreign Investor and Amending its Ownership Ratio by Ministry of Commerce” (Shanghepi [2012] No.703) on 4 June 2012. The National Development and Reform Commission checked and issued the notice of “Approval of the Merger between Yancoal Australia Pty Ltd and Gloucester Coal Ltd by NDRC ” (Fagai Nengyuan [2012] No.1626) on 11 June 2012.

Meanwhile, the merger has been approved by the following authorities in Australia: On 8 March 2012, Mr. Wayne Swan, the vice Prime Minister and Secretary of Treasury of Australia agreed the acquisition of Gloucester by Yancoal Australia; On 13 June 2012, the Supreme Court of Victoria, Australia made orders approving the Merger.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended.

On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX instead of Gloucester.

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6.	Gloucester Coal Ltd – continued

(1)	As at 30 June 2012, the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding proportion (%)

Westralian Prospectors NL	Australia	93,001	idle	100
Eucla Mining NL	Australia	707,500	idle	100
CIM Duralie Pty Ltd	Australia	665	idle	100
Duralie Coal Marketing Pty Ltd	Australia	—	idle	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	—	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	—	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	—	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Idle	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	—	Idle	100
CIM Stratford Pty Ltd	Australia	21,558,606	Idle	100
CIM Services Pty Ltd	Australia	8,400,002	Idle	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	—	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	—	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	—	Coal sales	100
Abakk Pty Ltd	Australia	—	Idle	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Idle	100

(2)	Joint venture of Gloucester

Name	Place	Main business	Control Ratio (%)

Middlemount Coal Pty Ltd	Australia	Coal mining and sales	50

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7.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design & Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October, 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field. In May 2010, the Company unilaterally increased the registration capital of RMB1.5 billion and the registration capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

8.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

9.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Zhang Hua. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

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10.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. On March 2010, Shanxi Neng Hua acquired 0.04% equity interest held by minorities of Tianhao Chemicals, now 99.89% equity interest of Tianhao Chemicals was held by Shanxi Neng Hua. The corporation business license code is 140000100095998, and the legal representative is Mr. Jin Fangyu. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

11.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five share holders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company, and the other share holders’ capital did not change. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License for Legal Person registered No. of Hua Ju Energy, mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat, is 370000018085042; legal person representative is Hao Jingwu.

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12.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping“) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

13.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registration capital of RMB500 million. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion. The corporation business license code is 152700000024075 (1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

14.	Inner Mongolia Yize Mining Investment Company Limited

Inner Mongolia Yize Mining Investment Company Limited (as referred to Yize Company) is invested by Guangjing Investment Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established in November 2004 with registered capital of RMB136.2605 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Yize Company, after which, Yize Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400000390, and the legal representative is Mr. Wang Xin. The company is mainly engaged in investment on mining and chemicals projects, public projects, water and electricity supply, waste water treatment and so on.

15.	Inner Mongolia Rongxin Chemicals Company Limited

Inner Mongolia Rongxin Chemicals Company Limited (as referred to Rongxin Company) is invested by Inner Mongolia Qisheng Mining Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on July 2008 with registration capital of RMB3 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Rongxin Company, after which, Rongxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 152722000005151, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol production and sales.

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16.	Inner Mongolia Daxin Industrial Gas Company Limited

Inner Mongolia Daxin Industrial Gas Company Limited (as referred to Daxin Company) is jointly invested by Mingsheng Investment Company and Inner Mongolia Qisheng Mining Company Limited which are all the subsidiaries of Hong Kong Jiantao Chemicals Group in August 2008, with registered capital of RMB4.11 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Daxin Company, after which, Daxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 150000400002131, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in industrial gas supplies.

17.	Inner Mongolia Xintai Coal Mining Company Limited

Inner Mongolia Xintai Coal Mining Company Limited (as referred to “Xintai Company”) was established jointly by two natural persons, Wang Jun and He Ning, with the registered capital of RMB5.0 million. Xintai Company takes the responsibility of the operating of Wenyu coal mine. In July 2011, Ordos Neng Hua, the subsidiary of the Company, acquired 80% equity interests in Xintai Company which became the subsidiary of Ordos Neng Hua after the acquisition. The corporation business licence code is 150000000009769, and the legal representative is Mr. Yin Mingde. The company mainly engaged in coal mining and sales.

18.	Yancoal International (Holding) Co., Limited

Yancoal International (Holding) Co., Limited (as referred to “Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July, 2011, with the registered capital of USD 2.8 million. The corporation business licence code is 1631570 and it is mainly engaged in investment, mine technology development, transference and consulting services, and international trade, etc.

19.	Yancoal International Technology Development Co., Limited

Yancoal International Technology Development Co., Limited (as referred to “Technology Development Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the registered capital of USD1.00 million. The corporation business licence code is 1637495 and it mainly takes responsibility of mine technology development, transference and consulting services, etc.

20.	Yancoal Technology Development Holdings Pty Ltd

Yancoal Technology Development Holdings Pty Ltd (as referred to “Yancoal Technology”), a wholly-owned subsidiary of Yancoal International Technology Development Co., Limited, was established in June 2012, with the registered capital of AUD75.41 million. Its ACN is 158561052 and it mainly engages in the management of the shareholding company.

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20.	Yancoal Technology Development Holdings Pty Ltd – continued

As at the end of the reporting period, subsidiaries owned by Yancoal Technology are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Yancoal Technology Development Pty Limited	Australia	—	The development of long-wall coal surface layer mining technology	100
UCC Energy Pty Limited	Australia	2	UCC technology	100
Wesfarmers Char Pty Ltd	Australia	1 million	Research and development of the technology and procedures in relation to coal char	100

21.	Premier Char Pty Ltd

Premier Char Pty Ltd (as referred to “Premier Char”) was established by Wesfarmers Chemicals, Energy & Fertilizers Limited, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Wesfarmers Char which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Premier Char and injected the equity into newly established Yancoal Technology. The registered capital of Premier Char is AUD1.00 million and its ACN is 009379597. The company mainly engages in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

22.	Yancoal International Trading Co., Limited

Yancoal International Trading Co., Limited (as referred to “International Trading Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the registered capital of USD1.00 million. The corporation business licence code is 1636851 and it mainly takes responsibility of transit trade of coal and other products.

23.	Yancoal International Resources Development Co., Limited

Yancoal International Resources Development Co., Limited (as referred to “Resources Development Company”), a wholly owned subsidiary of Hong Kong Company, was established on 20 July, 2011, with the registered capital of USD600,000. The corporation business licence code is 1637036 and it mainly engages in exploration and development of mineral resources.

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24.	Yancoal Luxembourg Energy Holding Co., Limited

Yancoal Luxembourg Energy Holding Co., Limited (as referred to “Luxembourg Company”), a wholly owned subsidiary of Hong Kong Company, was established on 16 September, 2011, with the registered capital of USD0.5 million. The corporation business licence code is B163726 and it mainly engages in foreign investment.

25.	Yancoal Canada Resources Holding Co., Ltd

Yancoal Canada Resources Holding Co., Ltd (as referred to “Canada Company”), a wholly owned subsidiary of Luxembourg Company, was established on 18 August, 2011, with the registered capital of USD290 million. The corporation business licence code is 101189865 and it mainly engages in mining and sales in mineral resources.

26.	Yancoal Energy Pty Ltd

Yancoal Energy Pty Ltd (as referred to “Yancoal Energy”), a wholly-owned subsidiary of Hong Kong Company, was established in June, 2012, with the registered capital of AUD202.98 million. ACN (Australian Company Number) of Yancoal Energy is 158560975 and it mainly engages in the management of the holding companies.

As at the end of the reporting period, subsidiaries owned by Yancoal Energy are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Syntech Holdings Pty Ltd	Australia	223.47 million	Shareholding company and mining management	100
Syntech Holdings II Pty Ltd	Australia	6.32 million	Shareholding company	100

27.	Syntech Holdings Pty Ltd

Syntech Holdings Pty Ltd (as referred to “Syntech”) was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine’s first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech is AUD223.47 million and its ACN is 123782445. The company mainly engages in shareholding and mining management.

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27.	Syntech Holdings Pty Ltd – continued

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiary	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

28.	Syntech Holdings II Pty Ltd

Syntech Holdings II Pty Ltd (as referred to “Syntech II”) was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech II and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech II is AUD6.32 million and its ACN is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiary owned by Syntech II is as follows:

Subsidiary	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

29.	Athena Holdings Ltd

Athena Holdings Ltd (as referred to “Athena Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD24.45 million. Its ACN is 158561043 and it mainly engages in the management of the shareholding company.

As at the end of the reporting period, subsidiary owned by Athena Holding is as follows:

Subsidiary	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Athena Coal Limited	Australia	2	Coal exploration	100

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30.	Tonford Holdings Ltd

Tonford Holdings Ltd (as referred to “Tonford Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD46.41 million. Its ACN is 158561016 and it mainly engages in the management of the shareholding company.

As at the end of the reporting period, subsidiary owned by Tonford Holding is as follows:

Subsidiary	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Tonford Pty Ltd	Australia	2	Coal exploration	100

31.	Wilpeena Holdings Ltd

Wilpeena Holding Ltd (as referred to “Wilpeena Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD3.46 million. Its ACN is 158560993 and it mainly engages in the management of the shareholding company.

32.	Premier (Holding) Ltd

Premier (Holding) Ltd (as referred to “Premier Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD321.61 million. ACN of Premier Holding is 158560911 and it mainly engages in the management of the shareholding company.

As at the end of the reporting period, subsidiaries owned by Premier Holding are as follows:

Subsidiary	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Premier Coal Limited	Australia	8.78 million	Exploration, production and processing of coal	100

33.	Premier Coal Limited

Premier Coal Limited (as referred to “Premier Coal”) was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. The registered capital of Premier Coal is AUD8.78 million and its ACN is 008672599. The company mainly engages in exploration, production and processing of coal.

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i.	Subsidiaries – continued

34.	Zoucheng Yankuang Beisheng Industry & Trading Co., Limited

Zoucheng Yankuang Beisheng Industry & Trading Co., Limited (as referred to “Beisheng Industry & Trading”) was established by Yankuang Group Beisu Coal Mine (as referred to “Beisu Coal Mine”) with the registered capital of RMB2.404 million. In May, 2012, the Company acquired the whole assets and liabilities of Beisu Coal Mine and Yankuang Group Yangcun Coal Mine (as referred to “Yangcun Coal Mine”). The whole assets and liabilities of Beisu Coal Mine was incorporated into the Company after the acquisition, accordingly, Beisheng Industry & Trading became a subsidiary of the Company. The business licence code is 370883018000107 and the legal representative is Mr. Zhang Chuanwu. The company is mainly engaged in gangue selecting and processing, cargo transportation and plastic making.

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation

Companies	Reason for consolidation	Shares proportion (%)	Net assets at the end of the reporting period	Net profits for the reporting period

Beisu coal mine of Yankuang Group Corporation Ltd.	acquisition	—	—	—
Yangcun coal mine of Yankuang Group Corporation Ltd.	acquisition	—	—	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	acquisition	100	RMB0.1million	RMB-0.1million
Gloucester Coal Ltd.	acquisition	100	AUD768.54 million	—

Note:	As approved at the ninth meeting of the fifth session of the board of the Company, the Company acquired the entire assets of Beisu coal mine and Yangcun coal mine owned by Yankuang Group, with transfer consideration of RMB824.14 million of assessed consolidated net assets of these two mines. The assets include:

(1)	All assets and liabilities of Beisu coal mine and Yangcun coal mine

(2)	the relevant interests and rights of Beisu coal mine and Yangcun coal mine as an actual investor: the Company will get the 100% equity interest of Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd previously wholly controlled by Beisu coal mine, get 39.77% and 20% equity interests of Shandong Shengyang Wood Co., Ltd and Jining Jiemei New Wall Materials Co., Ltd, respectively, previously held by Yangcun coal mine.

Upon completion of the acquisition on 31 May, 2012, entire assets of Beisu coal mine and Yangcun coal mine were incorporated into the Company, with Beisheng Industry and Trade as the wholly owned subsidiary of the Company and Shandong Shengyang Wood Co., Ltd and Jining Jiemei New Wall Materials Co., Ltd as associated companies of the Company.

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ii.	The changes of consolidation scope for the period – continued

2.	Combination in current period

Subsidiaries acquired in business combination under common control

Name of subsidiaries	Place of Registration	Registered capital (RMB10,000)	Investment capital (RMB10,000)	Shares proportion (%)	Business scope

Beisu coal Mine of Yankuang Group Corporation Ltd.	Zoucheng City, Shandong Province	—	—	—	Coal mining, processing and sales
Yangcun coal mine of Yankuang Group Corporation Ltd.	Jining City, Shandong province	—	—	—	Coal mining, processing and sales
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	Zoucheng City, Shandong Province	240	240	100	refuse selecting and processing, general shipping

(1)	As described in Note “VII, 2,(1)”, the Company acquired the entire assets of Beisu coal mine and Yangcun coal mine owned by Yankuang Group, the combination is under common control as Yankuang Group is the controlling shareholder of the Company.

(2)	The payment of consideration and the procedures for the delivery of equity interests have completed on 31 May, 2012. The acquisition of Beisu coal mine and Yangcun coal mine by the Group was on 31 May, 2012.

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ii.	The changes of consolidation scope for the period – continued

2.	Combination in current period – continued

(3)	Basic financial positions of the acquirees:

Yangcun coal mine		Unit: RMB10,000
Items	31 May 2012	31 December 2011

Total assets	44,836	43,230
Total liabilities	19,879	21,207
Owner’s equity	24,957	22,023
	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 30 June 2012
Operating revenue	30,744	33,985
Net profit	1,872	1,495
Net cash flow from operating activities	-60	868
Net cash flow	-60	710

Beisu coal mine		Unit: RMB10, 000
Items	31 May 2012	31 December 2011

Total assets	32,415	15,368
Total liabilities	60,387	50,449
Owner’s equity	-27,972	-35,081
	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 30 June 2012
Operating revenue	23,365	29,866
Net profit	-7,867	-1,906
Net cash flow from operating activities	34	2,156
Net cash flow	8	1,949

Beisheng Industry and Trade Co Ltd.		Unit: RMB10,000
Items	31 May 2012	31 December 2011

Total assets	229	334
Total liabilities	213	314
Owner’s equity	16	20
	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 30 June 2012
Operating income	206	227
Net profit	-4	-5
Net cash flow from operating activities	-29	-123
Net cash flow	-29	-123

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ii.	The changes of consolidation scope for the period – continued

2.	Combination in current period – continued

(4)	Items incorporated by absorption merger

	Main assets incorporated		Main liabilities incorporated
Merged parties	Item	Amount (RMB10,000)	Item	Amount (RMB10,000)

Beisu coal mine and	Bank balance and cash	769	—	—
Yangcun coal mine	Notes receivable	3,458	—	—
	Other receivable	15,722	—	—
	inventory	261	—	—
	Long-term equity investment	633	—	—
	Fixed asset	27,940	—	—
	Construction in progress	539	—	—
	Intangible asset	27,510	—	—
	Deferred tax assets	418	—	—
	—	—	Accounts payable	224
	—	—	Advance from customers	9,217
	—	—	Salaries and wages payable	12,470
	—	—	Tax payable	198
	—	—	Other payable	58,066
	—	—	Other current liabilities	90
Total	—	77,250	—	80,265

Subsidiaries acquired in business combination not under common control

Name of subsidiaries	Place of Registration	Registered capital	Investment capital	Shares proportion (%)	Business scope

Gloucester Coal Ltd.	Australia	AUD719.72 million	AUD 550.45 million	100	Development and operation of coal and coal related business

(1)	The information related to the acquisition is described in Note “VII, 1, (6)”. The acquisition of Gloucester by the Group was on 27 June 2012. As the financial data of Gloucester from 27 June 2012 till 30 June 2012 had no significant changes, the financial information of this acquisition is subject to that of dated 30 June 2012.

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ii.	The changes of consolidation scope for the period – continued

2.	Combination in current period – continued

(2)	The identifiable assets and liabilities at the acquisition date:

		AUD
	27 June 2012
Items	Carrying amount	Fair value

Bank balance and cash	46,185,722	46,185,722
Account receivable and other receivable	25,774,198	25,540,173
Prepayment	10,248,237	10,248,237
Inventory	45,464,900	44,664,900
Other current asset	100,674,390	16,500,000
Available for sale financial asset	7,408,702	7,408,702
Fixed assets	652,505,762	781,324,055
Construction in progress	262,669,099	463,317,831
Intangible assets	1,006,101,911	991,488,511
Deferred tax assets	151,326,490	218,080,585
Other non-current assets	178,800,115	175,600,132
Short borrowings	-113,000,000	-113,000,000
Notes payable	-586,190,142	-586,190,142
Account payable	-116,376,693	-116,376,693
Tax payable	8,979,357	8,979,357
Salaries and wages payable	-15,281,139	-15,281,139
Interests payable	-4,802,697	-4,802,697
Other payable	-19,607,265	-3,969,404
Non-current liabilities within one year	-97,595,966	-68,997,516
Long term borrowings	-387,879,590	-387,879,590
Long term payable	-5,294,320	-5,294,320
Deferred tax liabilities	-465,395,513	-550,729,057
Provisions	-183,641,513	-168,281,119
Net assets attributable to the shareholders of the parent company	501,074,045	768,536,528

Note 1:	Fair value of the identifiable assets, liabilities is determined on the basis of the evaluation report issued by Australian appraisal-Pricewaterhouse Coopers Australia.

Note 2:	The total acquisition consideration AUD550.45 million is determined by the price of Yancoal Ordinary Shares and Yancoal CVRs on Yancoal Australia’s first trading date on ASX, and based on the number of shares the original Gloucester shareholders obtained from Yancoal Australia. The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is the gains from the acquisition of a total amount of AUD218.08 million.

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iii.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.3474
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.3784
The equity	AUD	spot exchange rate on arising, except for retained earnings
Assets and liabilities	HKD	spot exchange rate on balance sheet date 0.8152
The income statement and cash flow statement	HKD	approximate spot exchange rate on transaction date, average of the year 0.8130
The equity	HKD	spot exchange rate on arising, except for retained earnings

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1.	Cash at bank and on hand

	At June 30, 2012			At January 1, 2012
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	1,238,481	1.0000	1,238,481	478,675	1.0000	478,675
USD	20,264	6.3249	128,168	20,264	6.3009	127,681
AUD	9,838	6.3474	62,446	8,935	6.4093	57,267

Subtotal			1,429,095			663,623

Cash at bank
Including: RMB	12,638,883,413	1.0000	12,638,883,413	15,091,401,886	1.0000	15,091,401,886
USD	1,058,328,249	6.3249	6,693,820,342	56,562,057	6.3009	356,391,865
AUD	402,372,693	6.3474	2,554,020,432	265,742,783	6.4093	1,703,225,219
HKD	11,301	0.8152	9,213	557,694	0.8107	452,123
EUR	16,892	7.8710	132,957	25,151	8.1625	205,295
GBP	894	9.8169	8,776	881	9.7116	8,556

Subtotal			21,886,875,133			17,151,684,944

Other monetary assets
Including: RMB	24,807,612	1.0000	24,807,612	560,024,710	1.0000	560,024,710
USD	1,674,989	6.3249	10,594,138	974,521	6.3009	6,140,359
AUD	60,331,316	6.3474	382,946,995	60,391,257	6.4093	387,065,683

Subtotal			418,348,745			953,230,752

Total			22,306,652,973			18,105,579,319

(1)	As at the end of the reporting period, the balance of cash at bank and on hand increased by 23% as compared with the balance at the beginning of the year, mainly due to the business accumulation, issuance of corporate bonds, increase of fund recovery and decrease of bills settlement.

(2)	As at the end of the reporting period, the Group held RMB3,330 million of term deposits; RMB10.51 million of letter of credit deposit; RMB339.42 million of guarantee contract with priority to transfer money; RMB28.72 million of environmental guarantee deposit; RMB 53.75 million of other guarantee deposit; totalling RMB3,732.4 million.

(3)	At the end of the current period, overseas cash and cash equivalent of the Group is RMB9,628.66 million, owned by the overseas subsidiaries of the Company.

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2.	Notes receivable

(1)	Notes receivable by category

Notes category	At June 30, 2012	At January 1, 2012

Bank promissory notes	2,887,623,144	7,132,620,511

Commercial acceptance bills	206,500,000	20,000,000

Total	3,094,123,144	7,152,620,511

Note:	For the current period, notes receivable decreased by 57%, mainly due to decrease of sales settled by notes and increase of discounted notes.

(2)	Bills endorsed to other parties by June 30, 2012 but still be immature (top five)

Items	Drawer	Drawing date	Expiry date	Amount(RMB)

Bank promissory notes	South Cement Co., Ltd	13 March, 2012	13 September, 2012	77,000,000
Bank promissory notes	Zhongxin Daxie Trade Co., Ltd	31 May 2012	30 November, 2012	33,279,413
Bank promissory notes	Jiangsu Hantang International Trade Group Corporation	27 June 2012	27 December, 2012	30,000,000
Bank promissory notes	Shanghai Sha-steel Material Trade Co., Ltd	30 March 2012	30 September, 2012	25,000,000
Bank promissory notes	Hubei Hengxingli Commercial and Trade Co., Ltd	3 May 2012	3 November, 2012	20,000,000

Total				185,279,413

(3)	As at the end of the reporting period, the amount of discounted immature bills of the Group was RMB33.5 million.

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3.	Accounts receivable

(1)	Accounts receivable by category

	At June 30, 2012				At January 1, 2012
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	6,990,245	1	5,139,905	100	7,170,093	1	5,147,099	100
Risk-free portfolio	706,653,019	99	—	—	813,134,481	99	—	—
The subtotal of portfolio	713,643,264	100	5,139,905	100	820,304,574	100	5,147,099	100

Total	713,643,264	100	5,139,905	100	820,304,574	100	5,147,099	100

1)	There was no the individually significant amount of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At June 30, 2012			At January 1, 2012
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	1,246,928	4	49,877	1,426,776	4	57,071
1 to 2 years	30	—	30	—
2 to 3 years	1,306,579	50	653,290	1,306,579	50	653,290
Over 3 years	4,436,738	100	4,436,738	4,436,738	100	4,436,738

Total	6,990,245	—	5,139,905	7,170,093	—	5,147,099

3)	Account receivables in the portfolio accruing the bad debt provision in other methods

Items	Carrying amount	Bad debt amount

Risk-free portfolio	706,653,019	—

Total	706,653,019	—

Note:	As at June 30, 2012, accounts receivable in risk-free portfolio included RMB 572.2 million from overseas subsidiaries of the Company-Yancoal Australia which did not accrue bad debt provision because of claims still in the normal credit period and RMB 20 million of letter of credit issued by the bank.

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3.	Accounts receivable – continued

(2)	There is no bad debt provision to recover during the reporting period.

(3)	There is no write-off of accounts receivables during the reporting period.

(4)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of the reporting period; and there were no accounts receivables arising on related parties.

(5)	The five largest accounts receivables

Items	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)

Baoshan Iron and Steel Co., Ltd	Third party	81,811,452	Within 1 year	11
POSCO	Third party	68,764,977	Within 1 year	10
Korean Western Power Company	Third party	60,583,318	Within 1 year	8
Mercuria Energy Group	Third party	46,922,843	Within 1 year	7
TEPCO	Third party	43,763,495	Within 1 year	6

Total		301,846,085		42

(6)	Balance of foreign currency in accounts receivables

	At June 30, 2012			At January 1, 2012
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	91,900,541	6.3249	581,261,732	101,484,196	6.3009	639,441,771

Total			581,261,732			639,441,771

(7)	There were no accounts receivables to derecognize for the reporting period.

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4.	Prepayments

(1)	The aging analysis of prepayments

	At June 30, 2012		At January 1, 2012
Items	RMB	%	RMB	%

Within 1 year	1,044,704,396	64	724,285,025	88
1 to 2 years	489,045,112	30	99,689,145	12
2 to 3 years	99,129,209	6	196,194	—
Over 3 years	241,600	—	241,600	—

Total	1,633,120,317	100	824,411,964	100

Note:	By the end of the reporting period, prepayment of the Group increased by 98% comparing with the beginning of the reporting period, mainly because of the increased prepayment for externally purchased coal, and prepayments for methanol construction and equipments by Ordos Neng Hua.

Prepayments with aging over 1 year are for equipments, of which the Group has not made the settlement.

(2)	Information of the top five prepayments

Items	Relationship with the Company	Amounts	Age	Reasons

Yankuang Group Boyang International Trade Co., Ltd	Under common control	179,753,784	Within 1 year	Goods to arrival, under executing
Jining Liaoyuan Trade Co., Ltd	Third party	110,688,120	Within 1 year	Goods to arrival, under executing
Dongfang Boiler (Group), Inc	Third party	95,952,000	1 to 2 years	Goods to arrival, under executing
Wuxi Zhongmai Trade Co., Ltd	Third party	86,937,914	Within 1 year	Goods to arrival, under executing
China Coal Industry Qinhuangdao Import and Export Co., Ltd.	Third party	81,371,313	Within 1 year	Goods to arrival, under executing

Total		554,703,131

(3)	Prepayments due from shareholders of the Group holding more than (including 5%) of the total shares are not included by the end of the reporting period; accounts receivables arising on related parties was RMB214.27 million, accounting for 13% of the total prepayments. See Note “IX, 3, (4)”.

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4.	Prepayments – continued

(4)	Balance of foreign currency in prepayments

	At June 30, 2012			At January 1, 2012
Items	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	1,370,657	6.3249	8,669,268	1,331,899	6.3009	8,392,162

Total			8,669,268			8,392,162

5.	Other receivables

(1)	Other receivables by category

	At June 30, 2012				At January 1, 2012
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	47,283,954	2	30,542,404	100	35,066,442	1	30,910,735	100
Risk-free portfolio	2,804,511,700	98	—	—	3,065,011,064	99	—	—
The subtotal of portfolio	2,851,795,654	100	30,542,404	100	3,100,077,506	100	30,910,735	100

Total	2,851,795,654	100	30,542,404	100	3,100,077,506	100	30,910,735	100

1)	There was no individually significant amount of other receivables that accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting aging analysis method.

	At June 30, 2012			At January 1, 2012
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	14,948,634	4	597,945	1,231,339	4	49,254
1 to 2 year	22,659	30	6,798	28,180	30	8,454
2 to 3 years	4,750,000	50	2,375,000	5,907,792	50	2,953,896
Over3 years	27,562,661	100	27,562,661	27,899,131	100	27,899,131

Total	47,283,954	—	30,542,404	35,066,442	—	30,910,735

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5.	Other receivables – continued

(1)	Other receivables by category – continued

3)	Other receivables in the portfolio accruing the bad debt provision in other methods

Items	Carrying amount	Bad debt provision

Risk-free portfolio	2,804,511,700	—

Total	2,804,511,700	—

Note:	As at the end of the period, risk-free portfolio included RMB2,195.41 million of investment prepayment. See note “XI, 1, (2)”.

(2)	There is no bad debt provision to recover during the reporting period.

(3)	As at the end of the reporting period, accounts receivable due from the controlling shareholder of the Company is RMB17.69million (at December 31, 2011: RMB57.57 million); accounts receivable due from related parties is RMB327.44million, accounting for 11% of the total other receivables. See note “IX, 3, (3)”.

(4)	The five largest other receivables

Items	Relationship with the Company	Amounts	Age	Proportion of other receivables (%)	Nature or contents

Prepayment for investment	Third party	2,195,405,200	1 to 2 years	77	Prepayment for investment
Ashton Coal Mines Limited	Joint venture	179,025,091	Within 1 year	6	Dealing amounts
Shandong Shengyang Wood Co., Ltd	associates	95,085,917	Within 1 year	3	Dealing amounts paid on behalf
The Coal Industry Long Service Leave Trust Fund	Third party	40,743,910	Within 1 year	1	Trust fund
Yankuang Guohong Chemical Co., Ltd	under common control	19,588,308	Within 1 year	1	Payment for materials

Total		2,529,848,426		88

(5)	There are no other receivables to derecognise for the reporting period.

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6.	Inventory and provision for inventory impairment

(1)	Inventory by category

Items	At June 30, 2012	At January 1, 2012

Raw materials	252,224,595	229,031,040
Coal stock	1,336,297,624	968,024,792
Methanol stock	12,306,865	11,785,991
Low value consumables	225,199,017	185,837,370

Total	1,826,028,101	1,394,679,193

Note:	As at 30 June 2012, the inventory of the Group increased by 31% compared with the balance at the beginning of the year, mainly due to the increase of inventory of externally purchased coal and the Group’s self-produced coal.

(2)	No provision for inventory impairment.

(3)	Inventory excludes the amount of capitalized interest.

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At June 30, 2012	At January 1, 2012

Land subsidence, restoration, rehabilitation and environment costs (note IV, 21)	1,961,349,766	1,714,505,750
Environment management guarantee deposit (note XIV, 4)	877,493,497	777,093,497
Removal costs (note 1)	305,644,214	261,440,878
Hedging instrument-forward exchange contract (note 2)	137,423,368	104,909,672
Mining royalty receivable (note 3)	104,732,100	—

Total	3,386,642,945	2,857,949,797

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7.	Other current assets and other current liabilities – continued

(2)	Other current liabilities

Items	At June 30, 2012	At January 1, 2012

Land subsidence, restoration, rehabilitation and environment costs (note IV, 21)	3,460,616,662	2,976,014,409
Hedging instrument-interest rate swap (note 4)	167,251,463	179,617,737
Hedging instrument-forward exchange contract (note 2)	69,071,266	42,471,284
Deferred income (note 5)	82,762,483	1,121,285

Total	3,779,701,874	3,199,224,715

Note 1:	The overburden on the coal seam of open-pits owned by overseas subsidiaries of the Company-Yancoal Australia shall be removed, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

Note 2:	To avoid the risk of foreign currency exchange rate fluctuation, overseas subsidiaries of the Company-Yancoal Australia entered into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated on the difference between the forward foreign currency contract exchange rate on the balance sheet date and on the contracts signing date.

Note 3:	It is the right of the subsidiary of the Company-Gloucester to collect the mining royalty of 4% of Free on Board Trimmed Sales (FOBT sales) from Middlemount Coal Pty Ltd. The royalty receivable is measured based on management’s expectations of the future cash flows with gains and losses recognized in the statements of comprehensive income at each reporting date.

As at June 30, 2012, the royalty receivable to be obtained during the next 12 months, amounting to AUD16.5 million, will be disclosed as other current asset; the royalty receivable obtained after one year amounting to AUD 175.4 million, will be disclosed as other non-current asset.

Note 4:	To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of June 2012, the fair value of the Contracts was RMB167.25 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 5:	It is the deferred income recognized by Ashton Joint Venture, a company jointly controlled by the Company, amounting to AUD12.86 million, which is the government subsidy granted by Australian Energy and Tourism Department to the coal mines with significant carbon emissions before the execution of the carbon emission price. This subsidy will be used to recover the expense which may occur before June 30, 2013.

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8.	Available-for-sales financial assets

(1)	Available-for-sale financial assets by category

Items	Fair value at June 30, 2012	Fair value at January 1, 2012

Available-for-sale security	106,843,905	160,122,061
Available-for-sale equity instruments (Note 1)	175,063,215	173,495,575

Total	281,907,120	333,617,636

Note:	Available-for-sale equity instrument, mainly are shares of Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Company from the past years. The above fair value was recognized based on the closing price listed in Shanghai Stock Exchange on the balance sheet date.

(2)	Long-term securities investment included in available-for-sale financial assets

Securities project	Category	Face value	Initial capital-at cost	Maturity date	balance at Jan 1, 2012	Interest Incurred for this period	Accumulated interest received	Balance at June 30, 2012

NCIG long-term securities	Corporate securities	106,843,905	209,445,360	26 August, 2031	160,122,061	7,765,179	13,012,372	106,843,905

Total	—	106,843,905	209,445,360	—	160,122,061	7,765,179	13,012,372	106,843,905

Note:	NCIG (Newcastle Coal Infrastructure Group) long term securities are the long term securities issued by NCIG Holdings Pty Ltd with the annual interest rate of 12.50%.

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9.	Long-term accounts receivable

Items	At June 30, 2012	At January 1, 2012

Gladstone long-term securities	199,943,100	201,892,950
E class Wiggins Island Preference Securities	97,241,290	98,189,592

Total	297,184,390	300,082,542

Note:	In 2011, Yancoal Australia Pty invested in the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd.

1)	The purchasing price and face value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

2)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

3)	As WIPS and GiLTS have no active market and can not be traded, Yancoal Australia can only recognize them as long-term accounts receivable.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At June 30, 2012	At January 1, 2012

Equity investments under cost method	39,182,550	39,182,550
Equity investments under equity method	2,163,081,401	1,708,596,387

Long-term equity investments – Total	2,202,263,951	1,747,778,937
Less: provision for impairment	—	—

Long-term equity investments – Net	2,202,263,951	1,747,778,937

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10.	Long-term equity investments – continued

(2)	Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Investment at cost	Opening balance	Addition	Reduction	Closing balance	Cash dividends

Under cost method
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	—	—	500,000	—
Yankuang Group Zoucheng Hua Ming company.	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weiersen Loriculture Co., Ltd	—	—	100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—
Zoucheng Jianxincunzhen Bank of Shandong	9.00	9.00	9,000,000	9,000,000	—	—	9,000,000

Subtotal			39,182,550	39,182,550	—	—	39,182,550	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	973,670,742	47,352,843	—	1,021,023,585	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	170,226,491	19,436,470	15,625,000	174,037,961	15,625,000
Shaanxi Future Energy Chemical Corp. Ltd	25.00	25.00	540,000,000	540,000,000	405,000,000	—	945,000,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000,000	4,886,462	—	1,487,495	3,398,967	—
Jining Jiemei New Wall Materials Co., Ltd	20.00	20.00	720,000	359,859	—	3,933	355,926	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	570	—		—
Ashton Coal Mines Limited	90.00	50.00	18,736,595	19,452,833	—	187,871	19,264,962	—

Subtotal			1,590,457,165	1,708,596,387	471,789,313	17,304,299	2,163,081,401	15,625,000

Total			1,629,639,715	1,747,778,937	471,789,313	17,304,299	2,202,263,951	15,625,000

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10.	Long-term equity investments – continued

(3)	Investment in joint venture and associates

Name of investees	Type of company	Registered location	Business nature	Registered capital	Shares proportion (%)	Ratio of voting share (%)

Associates
China HD Zouxian Co., Ltd.	Limited liability	Shandong	Electricity energy and related development	RMB3 billion	30	30
Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB500 million	25	25
Shaanxi Future Energy Chemical Corp. Ltd	Limited liability	Shaanxi	Coal exploration and liquefaction of coal	RMB5.4 billion	25	25
Shandong Shengyang Wood Co., Ltd	Limited liability	Shandong	Artificial board, CCF processing	RMB15.09 million	39.77	39.77
Jining Jiemei New Wall Materials Co., Ltd	Limited liability	Shandong	Coal refuse baked brick	RMB3.6 million	20	20

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	Limited liability	Australia	No operating company in Australia	—	90	50
Ashton Coal Mines Limited (Note)	Limited liability	Australia	Holding and sales of real-estate	AUD100	90	50

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue for the reporting period	Net profit for the reporting period

Associates
China HD Zouxian Co., Ltd.	6,231,852,589	2,828,440,638	3,403,411,951	2,167,675,364	157,842,811
Yankuang Group Finance Co., Ltd	7,343,440,627	6,647,288,787	696,151,840	155,946,030	77,745,878
Shaanxi Future Energy Chemical Corp. Ltd	3,911,270,486	131,270,486	3,780,000,000	—	—
Shandong Shengyang Wood Co., Ltd	110,600,366	102,053,806	8,546,560	24,916,406	-3,740,245
Jining Jimei New Wall Materials Co., Ltd	8,380,602	6,600,972	1,779,630	3,421,099	-19,663
Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	—	—	—	—	—
Ashton Coal Mines Limited(Note)	64,072,173	63,076,475	995,698	567,252,456	—

Total	17,669,616,843	9,778,731,164	7,890,885,679	2,919,211,355	231,828,781

Note:	There is difference between shares proportion and voting proportion of joint venture enterprises caused by the items as described in note “VII, 1,(5),2”. The Group can not exercise control over the joint venture enterprises, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

(4)	There is no indication that the Company’s long-term equity investments may be impaired, so that no provision for impairment of long-term equity investments was accrued.

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11.	Fixed assets

(1)	Fixed assets by category

Items	At January 1, 2012	Addition		Reduction	Foreign exchange translation difference	At June 30, 2012

Cost	37,663,444,160	7,414,423,411		3,837,901,434	-119,680,986	41,120,285,151

Land	348,490,132	711,571,366		—	-6,929,272	1,053,132,226
Buildings	4,644,801,863	45,635,997		425,498	-4,468,583	4,685,543,779
Mining structure	6,315,924,302	2,228,800,289		3,417,228	-26,694,223	8,514,613,140
Ground structure	1,927,559,100	—		—	—	1,927,559,100
Harbour works and craft	253,677,455	—		—	—	253,677,455
Plant, machinery and equipments	23,100,834,914	4,424,507,921		3,830,703,762	-81,588,908	23,613,050,165
Transportation equipment	488,510,305	645,989		1,213,676	—	487,942,618
Others	583,646,089	3,261,849		2,141,270	—	584,766,668

		Addition	Accrued

Accumulated depreciation	16,097,960,886	—	1,146,293,775	1,810,942,669	-14,814,924	15,418,497,068

Land	—	—	—	—	—	—
Buildings	2,160,718,884	—	49,639,168	284,641	-242,412	2,209,830,999
Mining structure	2,375,655,105	—	89,204,396	—	-2,196,934	2,462,662,567
Ground structure	1,074,615,413	—	78,942,479	—	—	1,153,557,892
Harbour works and craft	88,870,364	—	—	—	—	88,870,364
Plant, machinery and equipments	9,869,989,731	—	880,708,090	1,807,477,786	-12,375,578	8,930,844,457
Transportation equipment	357,195,021	—	15,248,875	1,213,676	—	371,230,220
Others	170,916,368	—	32,550,767	1,966,566	—	201,500,569

Provision for impairment	379,552,722		—	—	—	379,552,722

Land	—		—	—	—	—
Buildings	65,182,308		—	—	—	65,182,308
Mining structure	—		—	—	—	—
Ground structure	24,397,613		—	—	—	24,397,613
Harbour works and craft	—		—	—	—	—
Plant, machinery and equipments	289,674,257		—	—	—	289,674,257
Transportation equipment	214,678		—	—	—	214,678
Others	83,866		—	—	—	83,866

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11.	Fixed assets – continued

(1)	Fixed assets by category – continued

Items	At January 1, 2012	Addition	Reduction	Foreign exchange translation difference	At June 30, 2012

Net book Value	21,185,930,552	—	—	—	25,322,235,361

Land	348,490,132	—	—	—	1,053,132,226
Buildings	2,418,900,671	—	—	—	2,410,530,472
Mining structure	3,940,269,197	—	—	—	6,051,950,573
Ground structure	828,546,074	—	—	—	749,603,595
Harbour works and craft	164,807,091	—	—	—	164,807,091
Plant, machinery and equipments	12,941,170,926	—	—	—	14,392,531,451
Transportation equipment	131,100,606	—	—	—	116,497,720
Others	412,645,855	—	—	—	383,182,233

Note:	During the reporting period, the Company and Agricultural Bank of China Financial Lease Company Ltd. entered into a leaseback agreement. It is stipulated that the machine and equipment, with its cost of RMB3,662.44 million and net book value of RMB2,000million were sold to Agricultural Bank of China Financial Lease Company Ltd. for a consideration of RMB2,000million. Meanwhile, leaseback deadline of the machine and equipment is in one year and will be repurchased by the Company as RMB400 after the expiration date. As at 30 June 2012, the total financing lease payable is RMB2,118.08 million; financing expense amounting to RMB118.08million is not yet recognized.

(2)	Fixed assets under financing lease

Items	Book value	Accumulated depreciation	Net book value

Machinery and Equipments	2,032,371,740	13,484,444	2,018,887,296

Total	2,032,371,740	13,484,444	2,018,887,296

(3)	Among the increased amount of fixed assets during the reporting period, RMB 302.29 million is transferred from construction in process; RMB 4,983.6 million is through the acquisition of Gloucester. Among the increased amount of accumulated depreciation, RMB1,146.3 million is accrued in the reporting period.

(4)	There is no provision and depreciation of lands, as overseas subsidiaries of the Company-Yancoal Australia enjoy the permanent ownership of the land.

(5)	As at the end of the reporting period, the cost of the fully depreciated fixed assets still in use is RMB 7,114.28 million in the Group.

(6)	By the end of this reporting period, RMB3,852.36 million included in fixed assets is pledged as collateral.

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12.	Construction in progress

(1)	Construction in progress by category

Items		Book value	At June 30, 2012 Provision for impairment	Net book value	Book value	At January 1, 2012 Provision for impairment	Net book value

1.	Weijan construction	431,012,387	—	431,012,387	334,966,685	—	334,966,685
2.	Technical revamping	633,893,109	—	633,893,109	295,836,690	—	295,836,690
3.	Infrastructure construction	11,334,391,164	2,037,427	11,332,353,737	10,820,670,046	2,037,427	10,818,632,619
4.	Safety construction	455,084,211	—	455,084,211	6,314,187	—	6,314,187
5.	Exploration construction	1,197,469,277	—	1,197,469,277	626,494,494	—	626,494,494

TOTAL		14,051,850,148	2,037,427	14,049,812,721	12,084,282,102	2,037,427	12,082,244,675

Note:	By the end of this reporting period, RMB425.83 million included in construction in progress is pledged as collateral.

(2)	Changes of significant construction in progress

			Reduction
Items	At January 1, 2012	Addition	Transferred into Fixed assets	Others	At June 30, 2012

Zhuan Longwan coal project	7,907,917,815	27,349,858	—	—	7,935,267,673
Canada potash project	1,645,226,939	24,240,085	—	—	1,669,467,024
Ordos methanol project	535,890,882	158,785,079	4,103	—	694,671,858
Wanfu coal mine project	104,427,586	29,280,910	—	—	133,708,496
Zhaolou power plant project	126,888,109	71,722,774	4,543,321	—	194,067,562

Total	10,320,351,331	311,378,706	4,547,424	—	10,627,182,613

Items	Budgeted amount	Investment/ budgeted amount (%)	Accumulated amount of capitalized interests	Including: amount of capitalized interests during this reporting period	Ratio of interests capitalization of this reporting period (%)	Capital sources

Zhuan Longwan coal project	10,082,224,900	79	—	—	—	Self-raised
Canada potash project	1,888,319,434	88	—	—	—	Self-raised
Ordos methanol project	5,114,900,000	14	—	—	—	Self-raised
Wanfu coal mine project	3,309,000,000	4	—	—	—	Self-raised
Zhaolou power plant project	1,767,000,000	11	—	—	—	Self-raised

Total	22,161,444,334		—	—

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13.	Construction materials

Items	At January 1, 2012	Addition	Reduction	At June 30, 2012

Construction materials	14,842,702	54,339,278	54,317,676	14,864,304
Construction equipments	16,718,489	19,680,623	4,190,770	32,208,342

Total	31,561,191	74,019,901	58,508,446	47,072,646

14.	Intangible assets

(1)	Intangible assets

Items	At January 1, 2012	Addition	Reduction and transfer	Foreign exchange translation difference	At June 30, 2012

Cost	25,941,401,473	9,017,734,499	295,037,434	-227,631,847	34,436,466,691

Mining rights	21,119,339,619	6,659,307,538	9,580,357	-180,674,310	27,588,392,490
Unproved mining equity interests	3,601,738,572	2,340,373,357	285,457,077	-44,909,988	5,611,744,864
Land use rights	912,501,130	—	—	-32,873	912,468,257
Patents and know-how	160,232,500	160,000	—	-1,707,500	158,685,000
Water access right	132,253,991	—	—	-74,280	132,179,711
Software	15,335,661	17,893,604	—	-232,896	32,996,369

Accumulated amortization	1,284,296,798	488,212,417		-6,706,951	1,765,802,264

Mining rights	1,093,546,460	477,685,914		-6,592,988	1,564,639,386
Unproved mining equity interests	—	—	—	—	—
Land use rights	180,100,530	9,413,941		-6,244	189,508,227
Patents and know-how	—	—	—	—	—
Water access right	—	—	—	—	—
Software	10,649,808	1,112,562		-107,719	11,654,651

Book value	24,657,104,675	—	—	—	32,670,664,427

Mining rights	20,025,793,159	—	—	—	26,023,753,104
Unproved mining equity interests	3,601,738,572	—	—	—	5,611,744,864
Land use rights	732,400,600	—	—	—	722,960,030
Patents and know-how	160,232,500	—	—	—	158,685,000
Water access right	132,253,991	—	—	—	132,179,711
Software	4,685,853	—	—	—	21,341,718

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14.	Intangible assets – continued

(1)	Intangible assets – continued

Note 1:	The ending balance of intangible asset increased by 33% as compared with the beginning of the reporting period, which was mainly due to the acquisition of Gloucester by Yancoal Australia, making the mining rights increase by RMB6,306.25million and the unproved mining equity interested increase by RMB 2,340.23 million.

Note 2:	By the end of this reporting period, RMB2,172.79 million included in intangible assets was pledged as collateral.

15.	Goodwill

Items	At June 30, 2012	At January 1, 2012

Acquisition of Xintai	653,836,286	653,836,286
Acquisition of Yancoal Resources	622,134,942	628,202,015
Acquisition of Syntech II	27,764,376	28,035,135
Acquisition of Premier	17,266,365	17,434,746
Acquisition of Yanmei Shipping	10,045,361	10,045,361

Total	1,331,047,330	1,337,553,543

Note 1:	Xintai, Yancoal Resources, Syntech II and Yanmei Shipping are the subsidiaries acquired by business combinations not under common control. The goodwill is the difference between the total acquisition cost and the fair value of net identifiable assets and liabilities of Xintai, Yancoal Resources, Syntech II and Yanmei Shipping on the acquisition date. The decrease of goodwill during the reporting period was mainly due to the foreign exchange rate fluctuation.

Note 2:	By the end of the reporting period, the Group confirms that after testing, there is no indication of impairment on cash generating units which include the goodwill.

16.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items	At June 30, 2012	At January 1, 2012

1. Deferred tax assets	5,489,010,327	2,046,011,436

Deferred tax assets of the Company and its domestic subsidiaries	1,992,609,068	1,665,095,745
Deferred tax assets of Yancoal Australia	3,496,401,259	380,915,691
2. Deferred tax liabilities	8,072,239,726	3,859,784,843

Deferred tax liabilities of the Company and its domestic subsidiaries	793,201,457	840,909,653
Deferred tax liabilities of Yancoal Australia	7,279,038,269	3,018,875,190

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16.	Deferred tax assets and deferred tax liabilities – continued

(2)	Temporary differences

1)	Temporary differences of the Company and its domestic subsidiaries

Items	At June 30, 2012	At January 1, 2012

1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	3,269,049,450	2,790,537,981
Wei Jian fees	1,214,326,940	1,033,399,099
Accrued and unpaid salaries and social insurance	910,752,119	698,192,135
Safety fees	959,722,875	618,856,781
Development funds	611,512,916	611,512,916
Mining royalties	671,611,409	552,685,175
Hedging instrument liability	180,552,462	194,640,758
Differences of the depreciation of fixed assets	107,126,823	114,776,857
Provision for impairment of assets	34,639,405	34,639,405
Others	11,141,873	11,141,873

Total	7,970,436,272	6,660,382,980

2. Taxable temporary differences items
Assets amortization and recognition	3,076,780,987	3,269,181,423
Adjustment to fair value of available for sale financial asset	96,024,840	94,457,188

Total	3,172,805,827	3,363,638,611

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16.	Deferred tax assets and deferred tax liabilities – continued

(2)	Temporary differences – continued

2)	Temporary differences of Yancoal Australia

Items	At June 30, 2012	At January 1, 2012

1. Deductible temporary differences items
Amortization of assets	27,928,560	500,251,112
MRRT	6,158,822,893	—
MRRT effect	1,450,865,017	—
Accrued and unpaid salary expenses	435,139,913	307,409,063
Take or pay provision	1,058,746,320	—
Rehabilitation costs	328,268,360	331,000,607
Accrued expenses	93,251,283	58,501,507
Un-recouped loss	860,010,177	—
Others	1,241,638,339	72,556,681

Total	11,654,670,862	1,269,718,970

2. Taxable temporary differences items
Asset amortization and recognition	14,629,608,706	7,592,378,926
Unrealized foreign currency profit and loss	2,410,109,117	2,346,959,547
MRRT	5,222,890,088	—
MRRT effect	1,847,646,872	—
Hedging instruments assets	68,352,104	47,122,540
Others	84,854,011	76,456,287

Total	24,263,460,898	10,062,917,300

Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, and MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years.

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17.	Other non-current assets

Items	At June 30, 2012	At January 1, 2012

Mining royalties receivable (note 1)	1,113,333,960	—
Prepayment for investment (note 2)	117,925,900	117,925,900
Security deposit of Gloucester	1,270,318	—

Total	1,232,530,178	117,925,900

Note 1:	For details, please refer to Note “VIII, 7”.

Note 2:	For prepayment for investment, please refer to Note “XI, 1, (1)”.

18.	Provision for impairment of assets

		Provision of
	At January 1,	the reporting	Reduction		At June 30,
Items	2012	period	Reversal	Others	2012

Bad debt provision	36,057,833	103,388	478,912	—	35,682,309
Provision for impairment of fixed assets	379,552,722	—	—	—	379,552,722
Provision for impairment of construction in progress	2,037,427	—	—	—	2,037,427

Total	417,647,982	103,388	478,912	—	417,272,458

19.	Short-term loans

Items	At June 30, 2012	At January 1, 2012

Debt of honour	4,097,584,928	11,892,000,000
Guaranteed loan (note 2)	1,783,954,700	1,279,082,700

Total	5,881,539,628	13,171,082,700

Note 1:	During the reporting period, the short-term loans decreased by 55%, mainly due to the repayment of loans of the Company.

Note 2:	It was guaranteed by Yankuang Group, the controlling shareholder of the Company.

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20.	Notes payable

Items	At June 30, 2012	At January 1, 2012

Independent trustee promissory notes	3,720,783,307	—
Commercial acceptance bills	160,154,420	240,824,185

Total	3,880,937,727	240,824,185

Note 1:	As described in “Note VII,1, (6)”, Gloucester will make a cash distribution to its shareholders, of which, AUD586.19 million will be distributed by the way of capital return within 6 months after merger. In June 2012, total amount of AUD586.19 million promissory notes were issued by Gloucester to appointed trustees, who will hold the promissory notes and pay the original shareholders of Gloucester on 7 January, 2013. Therefore, there is significant increase of notes payable as at the end of reporting date.

Note 2:	All the commercial acceptance bills will be due within 6 months.

21.	Accounts payable

(1)	Accounts payable

Items	At June 30, 2012	At January 1, 2012

Total	2,657,999,827	2,054,240,242

Including: over 1 year	40,783,090	110,709,433

Note:	During the reporting period, the accounts payable increased by 29%, mainly due to the payment of goods not in a timely manner.

(2)	Large amount accounts payable with the age over 1 year mainly is payable for equipments and materials, and there is no large amount of subsequent payment after the period.

(3)	Accounts payable at the end of the current period due to the controlling shareholder of the Company is RMB0.34 million.

(4)	Foreign currency balance in accounts payable

Items	Foreign currency	At June 30, 2012 Exchange rate	Equivalent RMB	Foreign currency	At January 1, 2012 Exchange rate	Equivalent RMB

USD	882,538	6.3249	5,581,965	20,134,728	6.3009	126,866,908

Total			5,581,965			126,866,908

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22.	Advances from customers

(1)	Advances from customers

Items	At June 30, 2012	At January 1, 2012

Total	1,196,538,674	1,740,484,646

Including: over 1 year	79,571,933	41,586,854

Note:	During the reporting period, the advances from customers decreased by 31%, mainly due to the decrease of the advances from customers of sales of coal.

(2)	Advances aging over 1 year are RMB79.57million, mainly due to the unrealized sales, caused by the decline of demand by the costumers or disagreement on the price after receiving the advances from customers.

(3)	Advances from shareholders of the Company holding more than 5% (including 5%) shares are excluded for the reporting period.

23.	Salaries and wages payable

Items	At January 1, 2012	Addition for this period	Payment for the period	Foreign exchange translation difference	At June 30, 2012

Salary (including bonus, allowance and subsidies)	737,987,757	3,439,191,224	3,360,261,864	-353,208	816,563,909
Staff welfare	—	452,568,862	452,568,862	—	—
Social insurance	48,002,461	932,418,635	842,865,637	—	137,555,459
including: 1. Medical insurance	5,131,983	263,011,379	228,129,177	—	40,014,185
2. Basic pension insurance	24,978,082	533,240,141	516,939,653	—	41,278,570
3. Unemployment insurance	11,603,830	53,606,859	50,888,521	—	14,322,168
4. Injury insurance	—	56,831,476	24,298,960	—	32,532,516
5. Maternity insurance	6,288,566	25,728,780	22,609,326	—	9,408,020
Housing fund	10,634,298	151,244,394	150,150,784	—	11,727,908
Union fund and Staff education fund	34,668,236	103,115,804	58,968,126	—	78,815,914
Compensation for severing labour relations	24,472,390	311,536	24,748,253	-35,673	—
Others	295,189,032	336,116,316	251,997,788	-3,378,063	375,929,497

Total	1,150,954,174	5,414,966,771	5,141,561,314	-3,766,944	1,420,592,687

Note:	During the reporting period, salary and wages payables increased by 23%, mainly due to that wages and salaries accrued in June are unpaid; there is no payment in arrears of the balance at the end of the reporting period.

“Others” are employees benefits accrued for Yancoal Australia, such as annual leave, sick leave, etc.

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24.	Taxes payable

Items	At June 30, 2012	At January 1, 2012

Value added tax	59,858,744	308,371,696
Business tax	4,119,311	16,277,030
Income tax	1,311,300,346	2,108,531,248
Price reconciliation fund	43,242,663	47,072,184
Goods and services tax	-90,011,337	-43,574,068
Others	-38,456,411	93,799,641

Total	1,290,053,316	2,530,477,731

Note:	During the reporting period, tax payables decreased by 49%, mainly due to the decrease of accrued and unpaid enterprise income tax by the end of the reporting period.

25.	Interest payable

Item	At June 30, 2012	At January 1, 2012

Interest for corporate bonds	40,787,304	—
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	47,126,731	9,420,903
Interest for fund occupancy	204,672,000	243,048,000

Total	292,586,035	252,468,903

26.	Dividend payable

Names	At June 30, 2012	At January 1, 2012

Yankuang Group	1,482,000,000	—
H shares	1,116,288,000	—
A shares	205,200,000	—

Total	2,803,488,000	—

Note:	For details, please refer to “Note VIII, 38”.

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27.	Other payable

(1)	Other payable

Items	At June 30, 2012	At January 1, 2012

Total	2,788,120,623	3,181,363,668

Including: aging over 1 year	1,028,595,766	775,483,981

(2)	As at June 30, 2012, other payable due to the controlling shareholder of the Company is totalling up to RMB443.61 million.

(3)	Other payables with large amount by the end of the reporting period

Item	Payable RMB	Age	Nature

Mining right	671,611,409	1 to 4 years	Mining royalties fees
Yankuang Group Co., Ltd	443,613,122	Within 1 year	Material and project funds
Wang Jun	50,000,000	Within 1 year	Payment for stock equity transfer
Shaanxi Ruike Construction Co., Ltd	40,116,667	Within 1 year	Labour expenses
The Ministry of Railways fund settlement centre	36,589,199	Within 1 year	Freight

Total	1,241,930,397

28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At June 30, 2012	At January 1, 2012

Long-term borrowing due within one year	6,482,538,015	6,417,413,500
Long-term payable due within one year	4,343,163,036	2,340,000,000
Provisions due within one year (note 1)	251,547,966	5,586,699
Deferred income due within one year	3,173,700	3,204,650

Total	11,080,422,717	8,766,204,849

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28.	Non-current liabilities due within one year – continued

(2)	Long-term payable due within a year

Names	At June 30, 2012	At January 1, 2012

The Department of Land and Resources of the Inner Mongolia Autonomous (note 2)	2,340,000,000	2,340,000,000
Agricultural Bank of China Financial Leasing Co., Ltd. (note 3)	2,000,000,000	—
Freight financing lease (note 4)	3,163,036	—

Total	4,343,163,036	2,340,000,000

(3)	Long-term borrowing due within one year

Loan by category	At June 30, 2012	At January 1, 2012

Guaranteed loan (note 5)	6,343,863,410	6,417,413,500
Debt of honour	113,423,366	—
Mortgaged loan	25,251,239	—

Total	6,482,538,015	6,417,413,500

Note 1:	The provisions due within one year are mainly composed of AUD18.3 million of onerous contracts and AUD16.1million of take-or-pay provisions. The information related to the onerous liabilities and take-or-pay provisions are described in Note “VIII,32”.

Note 2:	It is the payment for the third installment of the mining rights of Zhuan Longwan, which is up to be paid by November 30, 2012. See Note “XI, 1, (4)”.

Note 3:	It is the financing lease payable as described in “Note VIII, 11”, which was guaranteed by Yankuang Group, the controlling shareholder of the Company.

Note 4:	It is the financing lease of subsidiaries of Gloucester, of which AUD0.5 million of financing lease payable due within 1 year was recognized as other non-current liabilities due within one year; AUD5.29 million due over one year was recognized as long-term payable.

Note 5:	Yancoal Australia Pty Ltd borrowed USD3.04 billion from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 30 June 2012, USD1,015 million of borrowing due within the next year was recognized as other non-current liabilities due within one year; USD2,025 million due over 1 year was recognized as long-term loan.

Heshun Tianchi, a subsidiary of the Company borrowed RMB121 million from Taiyuan branch, China Development Bank, which was guaranteed by Yankuang Group, the parent company of the Company. As at 30 June 2012, RMB22 million of borrowing due the next year was recognized as other non-current liabilities due within 1 year; RMB99 million due over 1 year was recognized as long-term loan.

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29.	Long-term loan

(1)	Long-term loan by category

Loan category	At June 30, 2012	At January 1, 2012

Debt of honour	2,182,610,661	—
Guaranteed loan	15,592,275,880	14,869,322,500
Mortgaged loan	108,725,002	—

Total	17,883,611,543	14,869,322,500

(2)	Five largest long-term borrowings

				At June 30, 2012		At January 1, 2012
Lender	beginning day	Expiration date	Interest rate (%)	USD	RMB	USD	RMB

Sydney branch of BOC (note 1)	2009-12-16	2014-12-16	Libor+0.75%	1,597,241,380	10,102,392,004	1,597,241,380	10,064,058,211
Tiexi branch of ICBC (note 2)	2011-9-29	2016-9-29	6.9	—	2,700,000,000	—	2,000,000,000
Noble Group (note 3)	2011-7-14	2015-7-1	BBSY + 3%	AUD343,859,007	2,182,610,661	—	—
Hong Kong branch of CDB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	199,655,172	1,262,798,997	199,655,172	1,258,007,273
Hongkong branch of CCB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	133,103,448	841,865,998	133,103,448	838,671,516

Note 1:	See Note “VIII, 28”.

Note 2:	In 2011, to fulfill the acquisition payment of Zhuan Longwan coal mine field, the Company borrowed RMB3,900 million from Tiexi branch of ICBC. As at June 30, 2012, the total amount of borrowing received is RMB2,700 million. This borrowing was guaranteed by Yankuang Group, the controlling shareholder of the Company before acquiring the mining right of Zhuan Longwan. Once upon getting the mining rights, mining rights of Zhuan Longwan will be pledged as collateral.

Note 3:	Gloucester, a subsidiary of the Company, received borrowings of AUD343.86million from Noble Group, the former shareholder of Gloucester.

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30.	Bonds payable

Category	Total face value	Issuing date	Maturity	Initial capital	Interest payable at Jan 1, 2012	Interest Payable for the reporting period	Interests paid during the period	Interest payable at June 30, 2012	Balance at June 30, 2012

Corporate bond	2,846,205,000	2012-5-16	5 years	2,846,205,000	—	15,871,151	—	15,871,151	2,846,205,000
Corporate bond	3,478,695,000	2012-5-16	10 years	3,478,695,000	—	24,916,153	—	24,916,153	3,478,695,000

Total	6,324,900,000			6,324,900,000	—	40,787,304	—	40,787,304	6,324,900,000

Note:	As approved at the seventh meeting of the fifth session of the Board of the Company held on 5 March 2012, Yancoal International Resources Development Co., Ltd, the subsidiary of the Company, made an overseas issuance of US dollar-dominated bonds with an aggregate principal amount of US$1.0 billion in Hong Kong in May 2012, of which, the annual interest rate for the five-year corporate bonds of USD 450million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.

31.	Long-term payables

(1)	The breakdown of long-term payables

Lender	Expiration (Year)	Amount at 1 January 2012	Interest rate (%)	Accrued Interest	Amount at June 30, 2012	Loan condition

Total	—	8,158,667	—	2,423,120	69,611,570	—
Including:
Defered payment for acquisition of Minerva	Till 2016	8,158,667	—	—	8,079,874	unsecured and interest-free
Market service fees to Noble Group	—	—	—	—	27,928,560	unsecured and interest-free
Freight financing lease	8 years	—	12.24	2,423,120	33,603,136	unsecured

(2)	The breakdown of financial lease payables included in long-term payables

	At June 30, 2012		At January 1, 2012
Items	Foreign currency	RMB	Foreign currency	RMB

Freight financing lease (note 2)	5,294,000	33,603,136	—	—

Note 1:	The financing lease activities of the Group were not guaranteed by an independent third party.

Note 2:	See Note “VIII, 28”.

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32.	Provisions

Items	At January 1, 2012	Additions	Carry forward	At June 30, 2012

Reclamation, restoration and environment rehabilitation expenses (note 1)	325,413,915	180,465,817	—	505,879,732
Customer contracts (note 2)	—	3,173,700	—	3,173,700
Long-term service leave (note 3)	—	11,614,306	—	11,614,306
Take-or-pay provisions (note 4)	—	956,553,180	—	956,553,180

Total	325,413,915	1,151,807,003	—	1,477,220,918

Note 1:	Reclamation, restoration and environment rehabilitation expenses accrued for the restoring of coal mines based on the accounting policy as stated in Note “IV,19”. The obligation of restoring will be exercised when mining areas are out of use or coal resource dried up.

Note 2:	Customer contract provisions are recognised at the time the Company determines that the contract will be loss making.

Note 3:	It is calculated on the basis of relevant laws and regulations and duration of services the employees provided, and is the amount of future benefit that employees have earned in return for their service to the reporting date, of which, long-term service leave liability payable due within one year is recognised in the salaries and wages payable, long- term service leave liability payable due over 1 year is recognized as provisions.

Note 4:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.

33.	Other non-current liabilities

Items	At June 30, 2012	At January 1, 2012

Contingent value right	1,312,912,935	—
Deferred income – government grant	6,308,352	6,868,994

Total	1,319,221,287	6,868,994

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33.	Other non-current liabilities – continued

(1)	Contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal Australia’s shares held by Gloucester’s shareholders. Eighteen months after the merger, if the value of Yancoal’s shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share. However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this right.

This price guarantee mechanism also gives guarantee to the Company: if the value of Yancoal’s shares is at or above AUD6.96 per share in the 20 trading days out of 25 consecutive trading days after merger, the Company nearly won’t give any payment to Gloucester shareholders. However, the Company shall give notice to the shareholders if the share price is above AUD6.96 per share in the 10 trading days out of 15 consecutive trading days.

(2)	At 30 June 2012, government grant is the infrastructure construction subsidies and mining emergency rescue equipment subsidies to the Group received last years.

	Balance at June 30, 2012		Amount
Government grant category	Amounts included in other non-current liability	Amount included in other current liability	charged to profit or loss at the reporting period	Amount of return for the year	Reason of return

Infrastructure construction subsidies	4,000,020	—	—	—	—
Mining emergency rescue equipment subsidies	2,308,332	1,121,285	560,642	—	—

Total	6,308,352	1,121,285	560,642	—	—

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34.	Share capital

	At January 1, 2012		At June 30, 2012
Shareholders names/category	Amount	%	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53	2,600,000,000	53
Shares held by management	21,800	—	21,800	—

Subtotal	2,600,021,800	53	2,600,021,800	53

Shares without trading conditions
A shares	359,978,200	7	359,978,200	7
H shares	1,958,400,000	40	1,958,400,000	40

Subtotal	2,318,378,200	47	2,318,378,200	47

Total share capital	4,918,400,000	100	4,918,400,000	100

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. Since Yankuang has finished the commitment on the reform of share equity split, once the application of trading is made by Yankuang Group and approved by relevant regulatory authorities, its holding shares in the Company can be immediately traded in the market. By the end of the reporting period, since Yankuang Group has not submitted such application, its holding shares cannot yet be traded in the market.

35.	Capital reserves

Items	At January 1, 2012	Addition	Reduction	At June 30, 2012

Share premium	2,689,773,629	133,850,000	1,118,219,829	1,705,403,800
Other capital reserves	1,785,007,274	14,958,763	—	1,799,966,037

Total	4,474,780,903	148,808,763	1,118,219,829	3,505,369,837

Note:	During the reporting period, share premium increased by RMB133.85 million is due to appropriation of the mining rights payment of Heshun Tianchi by Yankuang Group; share premium increased by RMB687.25 million is due to the acquisition of Beisu Coal Mine and Yangcun Coal Mine; share premium decreased by 430.97 million is due to the acquisition of Gloucester. The increase in other capital reserves was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group.

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36.	Special reserves

Items	At January 1, 2012	Addition	Reversals	At June 30, 2012

Wei jian fee	1,088,200,111	180,090,564	9,321,878	1,258,968,797
Safety fee	661,411,766	311,644,257	246,892	972,809,131
Specific fund for reform and development	611,512,916	—	—	611,512,916
Environmental guarantee deposit	35,681,202	5,381,827	695,201	40,367,828
Production transforming fund	17,946,304	2,690,914	—	20,637,218

Total	2,414,752,299	499,807,562	10,263,971	2,904,295,890

37.	Surplus reserves

Items	At January 1, 2012	Addition	Reduction	At June 30, 2012

Statutory surplus reserve	4,580,888,473	—	—	4,580,888,473

Total	4,580,888,473			4,580,888,473

38.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)

Closing balance of last period	26,054,369,382
Add: adjustment from opening balance of retained earnings	—

Opening balance	26,054,369,382
Add: net profit attributable to shareholders of the parent company	5,003,382,173
Less: Appropriations to statutory surplus reserve	—	10%
Distribution of dividend of common shares	2,803,488,000

Closing balance	28,254,263,555

Note:	On 22 June 2012, as approved at the 2011 annual general meeting of the Company, the Company made a cash dividend payment at RMB5.7 per ten shares (tax included), i.e. the sum of RMB2,803.49 million, on the basis of total capital on December 31, 2011.

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39.	Minority interest

Subsidiary	Proportion of minority interest (%)	At June 30, 2012	At January 1, 2012

Heze Neng Hua	1.67	53,294,097	50,173,324
Hua Ju Energy	4.86	40,212,136	38,172,787
Zhongyan Company	47.62	3,405,872	3,661,224
Yanmei Shipping	8.00	1,233,892	1,361,663
Shanxi Tianchi	18.69	23,230,358	13,335,122
Shanxi Tianhao	0.11	—	—
Xintai Company	20.00	575,636,714	559,480,205
Yancoal Australia	22.00	2,569,099,976	—

Total		3,266,113,045	666,184,325

40.	Operation revenue and operation cost

Items	Jan. 1, 2012- June 30, 2012	Jan. 1, 2011- June 30, 2011

Principal operations revenue	28,785,090,969	20,844,411,001
Other operations revenue	423,119,474	444,267,992

Total	29,208,210,443	21,288,678,993

Principal operations cost	20,694,223,094	11,055,010,159
Other operations cost	558,002,323	518,546,767

Total	21,252,225,417	11,573,556,926

Note:	During the reporting period, the operating revenue increased by 37% compared with that of last year, mainly due to that coal sales volume increased by 58% and unit sales price decreased by 12%.

(1)	Principal operations – Classification by sector

	Jan. 1, 2012-Jun. 30, 2012		Jan. 1, 2011-Jun. 30, 2011
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	27,789,809,969	19,875,487,414	19,947,066,557	10,291,403,015
Coal chemical	568,397,381	466,074,234	477,334,280	442,359,871
Railway transportation	226,550,748	170,455,067	242,876,785	150,951,583
Electricity power	164,842,202	160,868,745	161,726,711	161,921,015
Heating supply	35,490,669	21,337,634	15,406,668	8,374,675

Total	28,785,090,969	20,694,223,094	20,844,411,001	11,055,010,159

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40.	Operation revenue and operation cost

(2)	Principal operations – Classification by product

	Jan. 1, 2012-Jun. 30, 2012		Jan. 1, 2011-Jun. 30, 2011
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Sales of coal produced by the Group	18,109,915,226	10,225,121,100	17,513,376,167	7,896,273,293
Sales of coal produced from other companies	9,679,894,743	9,650,366,314	2,433,690,390	2,395,129,722
Sales of methanol	568,397,381	466,074,234	477,334,280	442,359,871
Revenue from railway transportation services	226,550,748	170,455,067	242,876,785	150,951,583
Sales of electricity power	164,842,202	160,868,745	161,726,711	161,921,015
Sales of heat	35,490,669	21,337,634	15,406,668	8,374,675

Total	28,785,090,969	20,694,223,094	20,844,411,001	11,055,010,159

(3)	Principal operations – Classification by area

	Jan. 1, 2012-Jun. 30, 2012		Jan. 1, 2011-Jun. 30, 2011
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	24,364,946,996	17,643,232,748	16,524,130,606	9,105,026,246
International	4,420,143,973	3,050,990,346	4,320,280,395	1,949,983,913

Total	28,785,090,969	20,694,223,094	20,844,411,001	11,055,010,159

(4)	Total sales amount of the 5 largest customers from 1 January to June 30, 2012 is RMB5,362.13 million, which accounts for 18% in total revenue.

41.	Operating taxes and surcharges

		Jan. 1, 2012-	Jan. 1, 2011-
Items	Proportion	June 30, 2012	June 30, 2011

Business tax	3%, 5%	11,274,444	12,100,094
City construction tax	7%	145,803,831	125,266,237
Education fee	3%	106,296,322	93,262,539
Local education fee	1%, 2%	8,587,518	2,488,802
Resource tax		80,604,833	74,357,256
Water conservancy construction fund		260,628	—

Total		352,827,576	307,474,928

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42.	Selling expenses

	Jan. 1, 2012-	Jan. 1, 2011-
Items	Jun. 30, 2012	Jun. 30, 2011

Freight charge	509,423,105	601,150,590
Mining royalty (Note)	323,364,040	355,972,920
Coal port dues, loading and transportation cost	112,068,994	121,344,901
Benefits, social insurance and welfare of employees	28,702,119	27,723,341
Others	145,216,931	70,241,947

Total	1,118,775,189	1,176,433,699

Note:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

43.	Administrative expenses

	Jan. 1, 2012-	Jan. 1, 2011-
Item	Jun. 30, 2012	Jun. 30, 2011

Benefits, social insurance and welfare of employees	1,048,675,567	849,215,140
Materials and repairs expenses	404,902,578	316,468,034
Agency cost on acquiring Gloucester	325,855,164	—
Taxes	168,555,327	197,986,528
Mineral resources compensation fees	134,175,260	124,045,424
Depreciation expense	139,095,827	114,633,555
Property management fees	68,610,001	70,001,397
Research and Development Costs	72,595,134	74,661,677
Business travel, office, conference and hospitality fees	50,975,295	41,111,431
Commission, consulting and service charges	50,137,622	34,436,915
Amortization, leasing fees, etc	30,573,709	35,201,975
Others	138,080,801	167,715,351

Total	2,632,232,285	2,025,477,427

Note:	For the reporting period, administrative expenses increased by 30% as compared with the same period of last year, mainly due to the relevant expenses of RMB325.86 million for acquisition of Gloucester by Yancoal Australia.

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44.	Finance costs

	Jan. 1, 2012-	Jan. 1, 2011-
Items	Jun. 30, 2012	Jun. 30, 2011

Interest expenses	827,662,011	407,716,161
Less: interest income	400,680,446	171,217,864
Add: exchange gain or losses	-181,317,652	-1,242,793,428
Add: other expenses (Note 2)	130,312,411	179,649,224

Total	375,976,324	-826,645,907

Note 1:	During the reporting period, finance expenses increased by 145% over the same period of previous year, mainly due to the decrease of unrealized foreign exchange gains of USD claims and liabilities accounted in AUD arising from significant exchange rates fluctuation.
Note 2:	“Other expenses” primarily include bank guarantee fees, handling fees for notes discounts, etc.

45.	Impairment loss

	Jan. 1, 2012-	Jan. 1, 2011-
Items	June 30, 2012	June 30, 2011

Bad debt provision	375,524	988,608

Total	375,524	988,608

46.	Investment income

(1)	Sources of investment income

	Jan. 1, 2012-	Jan. 1, 2011-
Items	Jun. 30, 2012	Jun. 30, 2011

Long-term equity investment income under equity method	65,297,885	12,805,763
Investment income from available-for-sale financial assets	3,702,379	2,433,305

Total	69,000,264	15,239,068

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46.	Investment income – continued

(2)	Long-term equity investment income under equity method

	Jan. 1, 2012-	Jan. 1, 2011-
Items	June 30, 2012	June 30, 2011	Reasons for change

Total	65,297,885	12,805,763
Including:
China HD Zouxian Co., Ltd.	47,352,843	7,078,491	Profit increase for the period
Yankuang Group Finance Co., Ltd.	19,436,470	7,058,972	Profit increase for the period
Shandong Shengyang Wood Co., Ltd.	-1,487,495	-1,464,500
Jining Jiemei New Wall Materials Co., Ltd.	-3,933	132,800

47.	Non-operating income

(1)	Non-operating income

	Jan. 1, 2012-	Jan. 1, 2011-
Items	Jun. 30, 2012	Jun. 30, 2011

Gain on disposal of non-current assets	4,893,705	2,549,239
Including: Gain on disposal of fixed assets	4,893,705	2,549,239
Government grants (2)	4,639,016	5,600,675
Acquisition gains (Note “VII,2,(2)”)	1,391,019,268	—
Resources compensation income	—	7,600,000
Deferred income	—	7,946,089
Other	19,922,543	5,681,797

Total	1,420,474,532	29,377,800

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47.	Non-operating income – continued

(2)	Breakdown of government grants

	Jan. 1, 2012-	Jan. 1, 2011-
Items	Jun. 30, 2012	Jun. 30, 2011	basis and sources

Taxation reduction on product from comprehensive use of resources	3,783,451	5,241,806	Jiguoshui Liupizi (2011) NO.1
Mining emergency rescue equipment subsidy	560,641	—	State Administration of Work Safety (finance correspondence (2010) No. 159)
Central financial subsidies on purchasing Jiamusi High Efficiency Motors	234,000	—	Ministry of Finance DRC Financial Supervision (2011) No. 62
Others	60,924	358,869

Total	4,639,016	5,600,675

48.	Non-operating expenses

	Jan. 1, 2012-	Jan. 1, 2011-
Items	June 30, 2012	June 30, 2011

Loss on disposal of non-current assets	799,044	9,849,858
Including: Loss on disposal of fixed assets	799,044	9,849,858
Donation expenditure	6,656,333	11,664,605
Penalty, supplementary payment and overdue payment	2,139,465	11,225,384
Other	335,764	4,502,874

Total	9,930,606	37,242,721

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49.	Income taxes

(1)	Income taxes

	Jan. 1, 2012-	Jan. 1, 2011-
Items	June 30, 2012	June 30, 2011

Current tax expense	1,456,056,822	1,400,709,664
Deferred tax expense	-337,552,864	599,200,919
Minerals Resource Rent Tax (Note)	-1,083,223,372	—

Total	35,280,586	1,999,910,583

Note:	Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. MRRT started to be effective from 1 July 2012 in Australia. According to related MRRT law and regulations, Yancoal Australia is required to recognise starting base allowances from 30 June 2012. Either the market value or book value method can be used to calculate starting base allowances, which will be amortised over a period of time. Yancoal Australia’s subsidiaries Austar, Yarrabee, Ashton and Moolarben adopted the market value method, which requires the starting base allowances to be based on the value of the mining assets as at 1 May 2012 and the market value to be amortised over the lower of life of project, life of mining rights and life of the mine, The valuation results in the MRRT deferred assets of AUD 264.38 million, and total effect to current tax expense is AUD (185.07) million after deducting the effect of income tax AUD 79.31 million.

(2)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount

Total profit of the period	3,599,295,290
Add: increase of tax adjustment	2,525,443,874
Less: decrease of tax adjustment	764,997,960
Less: recovering of past losses	—
Taxable income of the period	5,359,741,204
Statutory income tax rate	25%
Income tax payable of the period	1,339,935,301
Add: other adjustments	107,441,957
Current tax expense	1,447,377,258

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49.	Income taxes – continued

(3)	Current tax expense (Overseas subsidiaries)

Items	Amount

Total profit of the period	1,487,369,543
Add: increase of tax adjustment	—
Less: decrease of tax adjustment	1,458,437,664
Less: recovering of past losses	—
Taxable income of the period	28,931,879
Statutory income tax rate	30%
Income tax payable of the period	8,679,564
Add: other adjustments	—
Current tax expense	8,679,564

50.	Computation process of basic and diluted earnings per share

Items	No.	Jan. 1, 2012- June 30, 2012	Jan. 1, 2011- June 30, 2011

Net profit attributable to shareholders of the parent company	1	4,906,188,319	5,029,577,151
Extraordinary gain attributable to parent company	2	2,074,134,717	-4,212,101
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	2,832,053,602	5,033,789,252
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	6.00	6.00
Weighted average of common shares issued	11=4+5+6×7÷10- 8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	0.9975	1.0226
Basic earnings per share (II)	13=3÷11	0.5758	1.0235
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	25%	25%
Shares added through stock warrant and option exertion	17	—	—
Diluted earnings per share (I)	18=[1+(14-15)× (1-16)]÷(11+17)	0.9975	1.0226
Diluted earnings per share (II)	19=[3+(14-15)× (1-16)]÷(11+17)	0.5758	1.0235

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51.	Other comprehensive income

Items	Jan. 1, 2012- June 30, 2012	Jan. 1, 2011- June 30, 2011

1. Gains (losses) generated by available-for-sale financial assets	1,567,652	4,594,276
Less: income tax influence generated by available-for-sale financial assets	391,913	1,148,569
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

Subtotal	1,175,739	3,445,707

2. Gains (losses) generated by cash flow hedging instruments	20,636,865	138,403,776
Less: income tax influence generated by cash flow hedging instruments	5,486,645	43,521,334
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	-1,367,196	3,724,806

Subtotal	13,783,024	98,607,248

3. Difference from translation of foreign financial statements	-447,995,378	129,948,557
Less: net amount transferred into profit and loss of the current period from disposal of overseas operations	—	—

Subtotal	-447,995,378	129,948,557

Total	-433,036,615	232,001,512

Note:	Other comprehensive income decreased by 287%, mainly due to the substantial decrease of both fair value of cash flow hedging and the exchange rate of AUD.

52.	Cash flow

(1)	Cash received/paid relating to operating activities/investing activities/financing activities

1)	Other cash received relating to operating activities

Items	Jan. 1, 2012- June 30, 2012

Interest income	388,544,370
Received cash from funds paid on other’s behalf	388,979,386
Sundry revenue	352,084,160

Total	1,129,607,916

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52.	Cash flow – continued

(1)	Cash received/paid relating to operating activities/investing activities/financing activities – continued

2)	Other cash paid relating to operating activities

Items	Jan. 1, 2012- June 30, 2012

Payments for selling and administrative expenses	1,950,878,349
Sporadic cash payment	139,951,545
Donation expenditure	6,656,333
Penalty and Overdue Payment	2,139,465

Total	2,099,625,692

3)	Other cash received relating to investment activities

Items	Jan. 1, 2012- June 30, 2012

Decrease of restricted deposits	5,551,108,664
Sale of available-for-sale financial assets	98,042,807
Adjustment of working capital received relating to acquisition of Premier	9,580,357

Total	5,658,731,828

4)	Other cash paid relating to other investment activities

Items	Jan. 1, 2012- June 30, 2012

Increase of restricted deposits	839,755,244
Others	106,681,161

Total	946,436,405

5)	Other cash paid relating to other financing activities

Items	Jan. 1, 2012- June 30, 2012

Payment of security underwriting	54,798,250

Total	54,798,250

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52.	Cash flow – continued

(2)	Supplemental information of consolidated cash flow statement

Items	Jan. 1, 2012- June 30, 2012	Jan. 1, 2011- June 30, 2011

1. Reconciliation of net profit to net cash flow from operating activities
Net profit	4,920,812,780	5,038,856,876
Add: Provision of impairment of assets	-375,524	988,608
Depreciation of fixed assets	1,146,293,775	1,041,360,686
Amortization of intangible assets	488,212,417	280,816,808
Amortization of long-term deferred expenses	1,909,575	2,572,506
Accrued special reserves	516,363,845	318,125,670
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-4,094,661	7,300,619
Financial expenses (“-” represents gain)	646,344,359	-835,077,267
Loss arising from investments (“-” represents gain)	-69,000,264	-15,239,068
Influence of deferred taxes assets (“-” represents increase)	-1,420,776,236	599,200,919
Decrease in inventories (“-” represents increase)	-431,348,908	353,086,851
Decrease in receivables under operating activities (“-” represents increase)	3,075,663,503	7,616,971,813
Increase in payables under operating activities (“-” represents decrease)	-1,148,912,672	-893,616,981

Net cash flow from operating activities	7,721,091,989	13,515,348,040

2. Changes in cash and cash equivalents
Cash, closing	18,574,258,116	12,226,649,915
Less: Cash, opening	8,154,223,808	6,778,388,923
Net addition in cash and cash equivalents	10,420,034,308	5,448,260,992

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52.	Cash flow – continued

(3)	Information of acquired or disposed subsidiaries and other operating entities in current period

	Jan. 1, 2012-June 30, 2012
Items	Domestic (RMB)	Overseas (AUD)

Acquired subsidiaries and other operating entities
1. Consideration of acquired subsidiaries and other operating entities	824,724,371	550,453,738
2. Cash or cash equivalents paid to acquire subsidiaries and other operating entities	824,724,371	—
Less: Cash or cash equivalents owned by acquired subsidiaries and other operating entities	7,693,953	44,127,040
3. Net cash amount paid to acquire subsidiaries and other operating entities	817,030,418	-44,127,040
4. Net assets acquired	-30,147,290	768,536,528
Current assets	202,106,875	143,139,032
Non-current assets	570,400,181	2,637,219,816
Current liabilities	802,654,346	899,638,234
Non-current liabilities	—	1,112,184,086

(4)	Cash and cash equivalents

Items	Jan. 1, 2012- June 30, 2012	Jan. 1, 2011- June 30, 2011

Cash	18,574,258,116	12,226,649,913
Including: Cash on hand	1,429,098	1,013,516
Deposits that can be readily drawn on demand	18,571,689,221	12,220,227,668
Other cash that can be readily drawn on demand	1,139,797	5,408,729
Cash equivalents	—	—
Cash and cash equivalents balance	18,574,258,116	12,226,649,915
Including: Cash and cash equivalents with restricted use right by parent company or subsidiaries of the Group	18,574,258,116	12,226,649,915

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IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	Relationship of related parties

1.	Parent company and ultimate controlling party

(1)	Parent company and ultimate controlling party

Parent company and ultimate controlling party	Type of ownership	Registration address	Business nature	Statutory representative	Organization code

Yankuang Group Co., Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Wang Xin	166122374

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At January 1, 2012	Addition	Reversals	At June 30, 2012

Yankuang Group Co., Ltd	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shareholding proportion
Parent Company	At June 30, 2012	At January 1, 2012	At June 30, 2012	At January 1, 2012

Yankuang Group Co., Ltd	2,600,000,000	2,600,000,000	52.86%	52.86%

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration location	Business nature	Statutory representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Yanzhou Coal Yulin Neng Hua Co., Ltd.	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Li Weimin	75881603-8
Yancoal Australia Pty Limited	limited liability	Australia	investment and shareholding
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales
Yancoal Resources Limited	limited liability	Australia	Coal mining and sales
Yancoal Technology Development Holdings Pty Ltd.	limited liability	Australia	Holding company
Premier Coal Holdings Pty Ltd.	limited liability	Australia	Holding company
Athena Holdings Pty Ltd.	limited liability	Australia	Holding company
Tonford Holdings Pty Ltd.	limited liability	Australia	Holding company
Wilpeena Holdings Pty Ltd.	limited liability	Australia	Holding company
Yancoal Energy Pty Ltd.	limited liability	Australia	Holding company
Syntech Holdings Pty Ltd.	limited liability	Australia	Holding company and mining management
Syntech Holdings II Pty Ltd.	limited liability	Australia	Holding company
Premier Coal Limited	limited liability	Australia	Coal mining and sales
Premier Char Pty Ltd.	limited liability	Australia Research and development of the technology and procedures in relation to processing coal char
Yancoal International (Holding) Co., Limited.	limited liability	Hong Kong	Investment and shareholding
Yancoal International Technology Development Co., Limited.	limited liability	Hong Kong	Development of mining technology
Yancoal International Trading Co., Limited.	limited liability	Hong Kong	Transit trade of coal
Yancoal International Resources Development Co., Limited.	limited liability	Hong Kong	Exploration and development of mining resources
Yancoal Luxembourg Energy Holding Co. Limited.	limited liability	Luxembourg	Investment and shareholding
Yancoal Canada Resources Holding Co., Ltd.	limited liability	Canada	Development and sales of mining resources
Yanmei Heze Neng Hua Co., Ltd.	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd.	limited liability	Shanxi	Intensive process of coal product	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd.	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1

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i.	Relationship of related parties – continued

2.	Subsidiaries – continued

(1)	Subsidiaries – continued

Subsidiaries	Type of enterprise	Registration location	Business nature	Statutory representative	Organization code

Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol production, coal mining and sales	Wang Xin	69594585-1
Inner Mongolia Yize Mining Investment Co., Ltd.	limited liability	Inner Mongolia	Investment	Wang Xin	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd.	limited liability	Inner Mongolia	Methanol production	Yin Mingde	67067850-7
Inner Mongolia Daxin Industrial Gas Co., Ltd.	limited liability	Inner Mongolia	Industrial gas production	Yin Mingde	67691995-7
Inner Mongolia Xintai Coal Mining Co., Limited.	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	limited liability	Shandong	Gangues refining and processing, freight transportation	Zhang Chuanwu	16613184-4

(2)	The registered capital of subsidiaries and its changes

Subsidiaries	At January 1, 2012	Addition	Reversal	At June 30, 2012

Qingdao Free Trade Zone
Zhongyan Trade Co., Ltd.	2,100,000	—	—	2,100,000
Yanzhou Coal Yulin Neng Hua Co., Ltd.	1,400,000,000	—	—	1,400,000,000
Yancoal Australia Pty Limited	AUD973,000,000	AUD336,840,000	AUD653,140,000	AUD656,700,000
Austar Coal Mine Pty Limited.	AUD64,000,000	—	—	AUD64,000,000
Yancoal Resources Limited.	AUD 446,410,000	—	—	AUD 446,410,000
Yancoal Technology Development Holdings Pty Ltd.	—	AUD75,410,000	—	AUD75,410,000
Premier Coal Holdings Pty Ltd.	—	AUD321,610,000	—	AUD321,610,000
Athena Holdings Pty Ltd.	—	AUD24,450,000	—	AUD24,450,000
Tonford Holdings Pty Ltd.	—	AUD46,410,000	—	AUD46,410,000
Wilpeena Holdings Pty Ltd.	—	AUD3,460,000	—	AUD3,460,000

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

2.	Subsidiaries – continued

(2)	The registered capital of subsidiaries and its changes – continued

Subsidiaries	At January 1, 2012	Addition	Reversal	At June 30, 2012

Yancoal Energy Pty Ltd.	—	AUD202,980,000	—	AUD202,980,000
Syntech Holdings Pty Ltd.	AUD223,470,000		—	AUD223,470,000
Syntech Holdings II Pty Ltd.	AUD6,320,000		—	AUD6,320,000
Premier Coal Limited	AUD8,780,000		—	AUD8,780,000
Premier Char Pty Ltd.	AUD1,000,000		—	AUD1,000,000
Yancoal International (Holding) Co., Limited	USD2,800,000		—	USD2,800,000
Yancoal International Technology Development Co., Limited	USD1,000,000		—	USD1,000,000
Yancoal International Trading Co., Limited	USD1,000,000		—	USD1,000,000
Yancoal International Resources Development Co., Limited	USD600,000		—	USD600,000
Yancoal Luxembourg Energy Holding Co. Limited	USD500,000		—	USD500,000
Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000		—	USD290,000,000
Yanmei Heze Neng Hua Co., Ltd.	3,000,000,000	—	—	3,000,000,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	600,000,000	—	—	600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd.	90,000,000	—	—	90,000,000
Shanxi Tianhao Chemicals Co., Ltd.	150,000,000	—	—	150,000,000
Shandong Yanmei Shipping Co., Ltd.	5,500,000	—	—	5,500,000
Shandong Hua Ju Energy Co., Ltd.	288,590,000	—	—	288,590,000
Yanzhou Coal Ordos Neng Hua Co., Ltd.	3,100,000,000	—	—	3,100,000,000
Inner Mongolia Yize Mining Investment Co., Ltd.	136,260,000	—	—	136,260,000
Inner Mongolia Rongxin Chemicals Co., Ltd.	3,000,000	—	—	3,000,000
Inner Mongolia Daxin Industrial Gas Co., Ltd.	4,110,000	—	—	4,110,000
Inner Mongolia Xintai Coal Mining Co., Limited	5,000,000	—	—	5,000,000
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,400,000	—	—	2,400,000

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	The shareholding proportion or equity interest of subsidiaries and their changes

	Shareholding amount		Shareholding proportion (%)
Subsidiaries	At June 30, 2012	At January 1, 2012	At June 30, 2012	At January 1, 2012

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	1,100,000	1,100,000	52.38	52.38
Yanzhou Coal Yulin Neng Hua Co., Ltd.	1,400,000,000	1,400,000,000	100.00	100.00
Yancoal Australia Pty Limited	AUD656,700,000	AUD973,000,000	78.00	100.00
Austar Coal Mine Pty Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Yancoal Resources Limited.	AUD 446,410,000	AUD 446,410,000	100.00	100.00
Yancoal Technology Development Holdings Pty Ltd.	AUD75,410,000	—	100.00
Premier Coal Holdings Pty Ltd.	AUD321,610,000	—	100.00
Athena Holdings Pty Ltd	AUD24,450,000	—	100.00
Tonford Holdings Pty Ltd	AUD46,410,000	—	100.00
Wilpeena Holdings Pty Ltd	AUD3,460,000	—	100.00
Yancoal Energy Pty Ltd	AUD202,980,000	—	100.00
Syntech Holdings Pty Ltd	AUD223,470,000	AUD223,470,000	100.00	100.00
Syntech Holdings II Pty Ltd.	AUD6,320,000	AUD6,320,000	100.00	100.00
Premier Coal Limited	AUD8,780,000	AUD8,780,000	100.00	100.00
Premier Char Pty Ltd.	AUD1,000,000	AUD1,000,000	100.00	100.00
Yancoal International (Holding) Co., Limited	USD2,800,000	USD2,800,000	100.00	100.00
Yancoal International Technology Development Co., Limited	USD1,000,000	—	100.00	100.00
Yancoal International Trading Co., Limited	USD1,000,000	—	100.00	100.00
Yancoal International Resources Development Co., Limited	USD600,000	—	100.00	100.00
Yancoal Luxembourg Energy Holding Co. Limited	USD500,000	USD500,000	100.00	100.00

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	The shareholding proportion or equity interest of subsidiaries and their changes – continued

	Shareholding amount		Shareholding proportion (%)
Subsidiaries	At June 30, 2012	At January 1, 2012	At June 30, 2012	At January 1, 2012

Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000	USD290,000,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd.	2,950,000,000	2,950,000,000	98.33	98.33
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	600,000,000	600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd.	73,180,000	73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd.	149,790,000	149,790,000	99.89	99.89
Shandong Yanmei Shipping Co., Ltd.	5,060,000	5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.	274,590,000	274,590,000	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.	3,100,000,000	500,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd.	136,260,000	136,260,000	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd.	3,000,000	3,000,000	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd.	4,110,000	4,110,000	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Limited	4,000,000	4,000,000	80.00	80.00
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,400,000	2,400,000	100.00	100.00

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

3.	Joint venture and associates

(1)	Joint ventures and associates

Investee name	Type of enterprise	Registration location	Business nature	Statutory representative	Registered capital	Shareholding proportion (%)	Registered No.

Associates
China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB 3 billion	30	66930776-8

Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Finance	Zhang Shengdong	RMB500 million	25	56250962-6

Shaanxi Future Energy Chemical Co., Ltd.	limited liability	Shaanxi	Coal mining and liquefaction of coal	Li Weimin	RMB5.4 billion	25	56714796-X

Shandong Shengyang Wood Co., Ltd.	limited liability	Shandong	Decoration and ornament materials processing	Guo Dechun	RMB15.09 million	39.77	74989916-9

Jining Jiemei New Wall Materials Co., Ltd.	limited liability	Shandong	Coal gangues fired to brick	Tian Peng	RMB3.6 million	20	73170806-1

Joint ventures
Ashton Coal Mines Limited	limited liability	Australia	Real-estate holding and sales	—	AUD100	90	—

Australian Coal Processing Holding Pty Ltd.	limited liability	Australia	Dormant company in Australia	—		90	—

Note:	The company holds 90% shares and 50% voting rights of both Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, detailed in NoteVII.i.5. (2).

(2)	Financial information stated in Note VIII.10. (3).

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

4.	Other related parties (limited to those that have transactions with the Group)

Type of relationship	Related parties	Transactions

(1)	Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labours service
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods and purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labors service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labors service
	Yankuang Donghua Jianan Co., Ltd.	Purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Huajian Design and Research Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials, Acceptance of labors service

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	Relationship of related parties – continued

4.	Other related parties (limited to those that have transactions with the Group)

Type of relationship	Related parties	Transactions

	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd.	Purchase of materials, acceptance of labours service
	Yanzhou Dongfang Jidian Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Finance Co., Ltd	Deposit, finance service
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labors service

(2)	Joint ventures
	Ashton Mining Co., Ltd.	Dealing accounts, sales of goods

(3)	Other related parties
	Noble Group	Borrowing

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Relationship of related parties

1.	Goods purchasing

	Jan. 1, 2012-June 30, 2012		Jan. 1,2011-June 30, 2011
Type and name of related parties	Amount	Proportion (%)	Amount	Proportion (%)

Parent company and entities it controls	355,284,183	28	346,390,830	9

Total	355,284,183	28	346,390,830	9

Note:	Based on market price or negotiated price.

2.	Goods sales

	Jan. 1, 2012-June 30, 2012		Jan. 1,2011-June 30, 2011
Type and Name of related parties	Amount	Proportion (%)	Amount	Proportion (%)

Parent company and entities it controls (Coal sales)	1,904,759,576	7	1,104,527,517	6
Parent company and entities it controls (Methanol sales)	23,791,803	4	—	—
Joint Ventures (Coal sales)	512,545,817	2	726,957,049	4
Parent company and entities it controls (Material sales)	153,742,852	32	169,180,848	35
Parent company and entities it controls (Electricity power and heat supply)	89,257,210	45	69,081,756	39

Total	2,684,097,258		2,069,747,170

Note:	Based on market price or negotiated price.

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ii.	Relationship of related parties – continued

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua	RMB121,000,000	2006-02-13	2018-02-19	No

Yankuang Group	The Company	RMB2,700,000,000	2011-09-29	2016-09-28	No

Yankuang Group	Yancoal International	USD203,000,000	2011-12-28	2012-12-27	No

Yankuang Group	The Company	RMB500,000,000	2012-04-05	2013-04-04	No

The Company (note)	Yancoal Australia Pty	USD2,900,000,000	2009-12-16	2014-12-16	No

The Company (note)	Yancoal Australia Pty	USD140,000,000	2009-12-09	2014-12-16	No

Note:	The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.

4.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others) for the period ended June 30, 2012 is RMB2.19 million. RMB4.44 million was paid as compared with same period in 2011.

5.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

6.	Transactions with Yankuang Group Finance Company Limited and Noble Group

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB1.81 billion and the interest income during this reporting period was RMB4.83 million. The amount of discounted notes through Finance Company during this reporting period was RMB80 million, and the total discounted payment was RMB1.41 million.

As at the end of this reporting period, the balance of borrowings of Gloucester, the subsidiary of the Company, from Noble Group was RMB2,182.61 million and the interest payment during this reporting period was RMB27.8 million.

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Relationship of related parties – continued

7.	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly funded and established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yankuang Group will contribute RMB 2.70 billion in cash, representing 50% of total registered capital, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd will both contribute RMB1.35 billion in cash, representing an equity interest of 25% respectively. The registered capital will be paid in full in 3 instalments before August 2012. By the end of this reporting period, the Company had injected RMB945 million. Future Energy mainly engages in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of compatible coal mines.

8.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages employees’ social insurance for the Company. Amount charged to expenses of the Company for the period from January 1-June 30, 2012 and the period from January 1-June 30, 2011 are RMB795.14 million and RMB648.24 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for the period from January 1-June 30, 2012 and the period from January 1-June 30, 2011 are RMB343.3 million and RMB269.02 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the departments and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, transaction price shall be determined by market price, government pricing or negotiated price. Details are as following:

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Relationship of related parties – continued

8.	Other transactions – continued

Items	Jan. 1-June 30, 2012 (RMB million)	Jan. 1-June 30, 2011 (RMB million)

Laboring received from the Group
Construction service	181.23	48.81
Road transportation fee	27.79	27.10
Gas and heating expenses	21.88	—
Buildings management fee	68.61	70.00
Technicians training fee	—	13.00
Maintenance and repairing service	71.17	131.55
Employees’ benefits	17.19	12.01
Environmental protection and greening	—	20.85
Communication Services	19.02	14.26
Others	6.50	23.05

Subtotal	413.39	360.63

iii.	Amount due to or from related party

1.	Notes receivables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Parent company	1,000,000	4,000,000
Other enterprises under the control of the same parent company	475,869,736	644,175,994
Associates	—	1,000,000

Total	476,869,736	649,175,994

2.	Accounts receivables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Joint venture	—	181,164,191

Total	—	181,164,191

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iii.	Amount due to or from related party – continued

3.	Other receivables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Parent company	17,694,070	57,567,428
Other enterprises under the control of the same parent company	35,445,143	24,456,093
Joint venture	179,025,091	198,779,543
Associates	95,271,881	89,213,092

Total	327,436,185	370,016,156

4.	Prepayment

Related parties (Items)	At June 30, 2012	At January 1, 2012

Other enterprises under the control of the same parent company	214,269,985	86,017,242

Total	214,269,985	86,017,242

5.	Notes payables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Other enterprises under the control of the same parent company	300,000	3,623,266

Total	300,000	3,623,266

6.	Accounts payables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Parent company	338,284	338,284
Other enterprises under the control of the same parent company	53,516,864	48,700,564

Total	53,855,148	49,038,848

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IX	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

7.	Other payables

Related parties (Items)	At June 30, 2012	At January 1, 2012

Parent company	443,613,122	1,162,612,324
Other enterprises under the control of the same parent company	191,861,340	223,780,904

Total	635,474,462	1,386,393,228

8.	Advance from the related parties

Related parties (Items)	At June 30, 2012	At January 1, 2012

Other enterprises under the control of the same parent company	111,053,296	119,923,935
Associates	—	502,632

Total	111,053,296	120,426,567

X.	CONTINGENCY

1.	Australian subsidiaries and joint ventures

Items	As at June 30, 2012	As at January 1, 2012

Guarantees provided for daily operations	1,682,216,626	1,100,485,399
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	371,555,729	292,079,909

Total	2,053,772,355	1,392,565,308

Note:	The events stated above are mainly due to the acquisition of Yancoal Resources, Syntech, Syntech II, Premier Coal and Premier Char, etc.

2.	Besides the contingencies stated above and included in Note “IX, ii, 3”, as at June 30, 2012, the Group does not have any other significant contingencies.

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XI.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi Province. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (Note VIII, 17). By June 30, 2012, RMB78.87 million has not been paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been submitted to National Development and Reform Committee (Shaan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties on 16 September 2010 and 19 October 2010 to acquire 51% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited and to increase registered capital as per share proportion. The Company also entered into equity transfer agreements with two independent third parties on 31 March 2011 to acquire 10% equity interest of Haosheng Company. On 6 March 2012 the Company entered into the agreement on reducing the registered capital of Haosheng Company with other shareholders of Haosheng and entered into the equity transfer supplementary agreements with an independent third party to acquire 9.45% equity interests of Haosheng., The capital increase resolution was approved by 2011 general meeting of Inner Mongolia Haosheng Coal Mining Company Limited, which was held on 19 March 2012. The total consideration for equity transfer and capital contribution was RMB6,949.14 million. As at the end of the reporting period, RMB2,195.41 million has been paid by the Company and RMB4,753.73 million was still unpaid.

(3)	As described in Note IX, Ii, 7, the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd entered into a co-operative agreement to establish Shaanxi Future Energy Chemical Corp. Ltd as a joint stock company. It is agreed that capital contribution of the Company was RMB 1.35 billion. As at the end of the reporting period, RMB945 million has been paid and RMB405 million is still unpaid.

(4)	As approved at the nineteenth meeting of the forth session of the Board held on 28 January 2011, Ordos Neng Hua, the subsidiary of the Company, successfully bid the mining rights of Zhuan Longwan coal mine field of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the payment of mining rights is to be paid in three instalments, and fund occupancy fee needs to be paid for unpaid instalments. The license for mining rights will be granted after all payments are made. At the end of the reporting period, the Company has paid the first instalment RMB3,198.66 million and second instalment RMB2,340 million; the third instalment of RMB2,340 million will be paid by 30 November 2012.

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XI.	COMMITMENTS

2.	Ongoing lease agreements and related financial influence

As at June 30, 2012 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments and buildings, etc are stated as the follows.

Terms	Operating lease (million)	Finance lease (million)

T+1years	3.76	2,123.66
T+2years	10.17	5.58
T+3years	13.53	5.58
T+3years later	47.28	20.03

Total	74.74	2,154.85

3.	By June 30, 2012, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	At June 30, 2012 (million)	At January 1, 2012 (million)

Capital expenditure-purchase and construction of assets	6,311.12	2,203.63

Total	6,311.12	2,203.63

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by June 30, 2012.

XII.	EVENTS AFTER BALANCE SHEET DATE

1.	Upon approval at the Fifth Meeting of the Fifth Session of the Board of the Company held on 2 December 2011 and voting at the first 2012 extraordinary general meeting of the Company held on 8 February 2012, and ratified by CSRS (the Zhengjian Xuke[2012] No. 592), the Company was approved to make an issuance of corporate bonds In the PRC, with an aggregate principal amount not exceeding RMB10 billion. On July 2012, the Company issued corporate bonds, with face value of RMB100 and principal amount of RMB5 billion.

2.	Except for the above stated events, as at the end of the reporting period, the Group has no other significant events after balance sheet day to claim.

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XIII. SEGMENT REPORT

1.	Segment report from Jan. 1, 2012 to Jun. 30, 2012

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	28,545,330	252,456	1,308,559	26,693	924,828	29,208,210

– External	28,125,152	227,387	844,369	11,302	—	29,208,210
– Inter-segment	420,178	25,069	464,190	15,391	924,828	—

Operating cost and expenses	24,829,830	262,976	1,282,659	23,209	736,013	25,662,661

– External	20,292,460	171,152	780,031	8,582	—	21,252,225
– Inter-segment	336,143	19,372	371,352	9,146	736,013	—
– Operating expense during the period	4,201,227	72,452	131,276	5,481	—	4,410,436

Total operating profit (loss)	3,715,500	-10,520	25,900	3,484	188,815	3,545,549

Total assets	141,901,902	577,810	5,689,686	46,007	29,489,306	118,726,099
Total liabilities	87,599,933	91,193	2,951,119	23,326	18,446,785	72,218,786
Complementary information
Depreciation and amortization	1,377,288	37,543	221,401	184	—	1,636,416
Non-cash expenses excluding depreciation and amortization	—	—	-376	—	—	-376
Capital expenditure	1,408,576	280	167,547	—	—	1,576,403

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XIII.	SEGMENT REPORT – CONTINUED

2.	Segment report from Jan. 1, 2011 to Jun. 30, 2011

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	20,749,683	268,572	1,148,040	21,250	898,866	21,288,679

– External	20,324,252	242,877	718,390	3,160	—	21,288,679
– Inter-segment	425,431	25,695	429,650	18,090	898,866	—

Operating cost and expenses	13,625,520	239,060	1,133,822	17,910	774,265	14,242,047

– External	10,748,286	150,952	671,503	2,816	—	11,573,557
– Inter-segment	403,946	15,990	343,720	10,609	774,265	—
– Operating expense during the period	2,473,288	72,118	118,599	4,485	—	2,668,490

Total operating profit	7,124,163	29,512	14,218	3,340	124,601	7,046,632

Total assets	106,937,722	618,160	4,466,357	39,649	22,119,264	89,942,624
Total liabilities	60,405,616	90,639	3,068,212	17,493	13,081,090	50,500,870
Complementary information
Depreciation and amortization	1,043,420	36,780	243,128	1,422	—	1,324,750
Non-cash expenses excluding depreciation and amortization	—	—	989	—	—	989
Capital expenditure	4,812,970	18,738	35,833	170	—	4,867,711

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XIV. OTHER IMPORTANT EVENTS

1.	Assets and liabilities measured by fair values

Items	At January 1, 2012	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2012

Financial assets
Hedging instrument	104,909,672	—	23,583,449	—	137,423,368
Available-for-sales financial assets	333,617,636	—	1,175,739	—	281,907,120

Subtotal	438,527,308	—	24,759,188	—	419,330,488

Financial liabilities
Hedging instrument	222,089,021	—	9,800,425	—	236,322,727

Subtotal	222,089,021	—	9,800,425	—	236,322,727

2.	Financial assets and liabilities in foreign currency

Items	At January 1, 2012	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2012

Financial assets
Bank balance and cash	2,446,558,017	—	—	—	9,628,663,170
Hedging instrument	104,909,672	—	23,583,449	—	137,423,368
Loans and receivables	1,525,542,769	—	—	—	1,590,402,471
Available-for-sales financial assets	160,122,978	—	—	—	106,844,807

Subtotal	4,237,133,436	—	23,583,449	—	11,463,333,816

Financial liabilities
Hedging instrument	42,471,284	—	20,366,647	—	69,071,264
Bank loans	20,433,818,700	—	—	—	23,516,689,184
Others financial liabilities	1,383,556,577	—	—	—	9,224,835,015

Subtotal	21,859,846,561	—	20,366,647	—	32,810,595,463

Note:	the table above includes all relevant financial assets and financial liabilities of overseas subsidiaries.

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XIV. OTHER IMPORTANT EVENTS – CONTINUED

3.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February 1998, an annual fee as compensation for mining rights of five coal mines owned by the Yankuang Group is RMB12.98 million which is subject to new regulations after a ten-year period if they comes out. Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has completed assessment on remaining reserves and has been making the approval process of Shandong Provincial Department of Land & Resources. Pursuant to preliminary result of evaluation, compensation fee of RMB7 is accrued for each ton of ROM mined for five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB10 million has been accrued according to this criterion during the period from January 1, 2012 to June 30, 2012.

4.	Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the reporting period, the Company and the subsidiary Heze Neng Hua have handed in RMB800 million and RMB32 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB45.49 million.

5.	Ordos Neng Hua, the subsidiary of the Company, independent third party and its controlling entity entered into the Asset Transfer Agreement and the Supplementary Agreement dated on 20 November 2010 and 20 January 2011, respectively, for the acquisition of all the assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohai Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB1.435 billion. These assets and equities include: mining right of the coal mine; intangible assets such as land use right; real estate ownership; machinery equipment and other fixed assets related to businesses with Anyuan coal mine and related rights. By the end of the reporting period, the Company has paid all the asset transfer payment. By the date of this report, the amendation for the registration of business license and organization code certificate of Anyuan coal mine are still under process.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable category

	At June 30, 2012				At January 1, 2012
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	5,780,955	4	4,987,763	100	4,783,605	19	3,990,412	100
Risk-free portfolio	129,439,283	96	—	—	20,000,000	81	—	—
The subtotal of portfolio	135,220,238	100	4,987,763	100	24,783,605	100	3,990,412	100

Total	135,220,238	100	4,987,763	100	24,783,605	100	3,990,412	100

1)	There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the category of which the bad debt provisions are accrued as per accounting aging analysis method are:

	At June 30, 2012			At January 1, 2012
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	145,732	4	5,829	145,733	4	5,829
1 to 2 years	—	30	—	—	30	—
2 to 3 years	1,306,579	50	653,290	1,306,579	50	653,290
Over 3 years	4,328,644	100	4,328,644	3,331,293	100	3,331,293

Total	5,780,955	—	4,987,763	4,783,605	—	3,990,412

Note:	The increase of the amount over 3 years is due to the acquisition of Beisu Coal Mine and Yangcun Coal Mine by the Company.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(1)	Accounts receivable category – continued

3)	Accounts receivables in the category of which the bad debt provisions are accrued under other methods are:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	129,439,283	—

Total	129,439,283	—

Note:	As of the end of the period, all risk-free portfolios are considered as accounts receivables without recovery risk by the management.

(2)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(3)	The five largest debtors

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)
Baoshan Iron & Steel Co., Ltd.	Third party	81,811,452	Within 1 year	61
Shandong Rizhao Power Generation Co., Ltd.	Third party	27,673,563	Within 1 year	20
Letter of credit of Shandong Jinneng	Third party	20,000,000	Within 1year	15
Guangzhou Suitong Material company	Third party	1,439,726	Over 3 years	1
Yanzhoushi Anqiufu Depot	Third party	1,306,579	2 to 3 year	1

Total		132,231,320		98

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2.	Other receivables

(1)	Other receivables category

	At June 30, 2012				At January 1, 2012
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Item	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	43,935,284	—	27,499,734	100	17,395,045	—	13,817,768	100
Risk-free portfolio	9,533,104,505	100	—	—	4,994,728,470	100	—	—
The subtotal of portfolio	9,577,039,789	100	27,499,734	100	5,012,123,515	100	13,817,768	100

Total	9,577,039,789	100	27,499,734	100	5,012,123,515	100	13,817,768	100

1)	There was no the individually significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the category of which the bad debt provisions are accrued as per accounting aging analysis method are:

	At June 30, 2012			At January 1, 2012
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	14,629,884	4	585,195	1,231,339	4	49,254
1 to 2 years	22,659	30	6,798	28,180	30	8,454
2 to 3 years	4,750,000	50	2,375,000	4,750,932	50	2,375,466
Over3 years	24,532,741	100	24,532,741	11,384,594	100	11,384,594

Total	43,935,284	—	27,499,734	17,395,045	—	13,817,768

Note:	The increase of the amount over 3 years is due to the acquisition of Beisu Coal Mine and Yangcun Coal Mine by the Company.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(1)	Other receivables category – continued

3)	Other receivables in the category of which the bad debt provisions are accrued under other methods are:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	9,533,104,505	—

Total	9,533,104,505	—

Note:	As at the end of the period, risk-free portfolio included RMB2,195.41 million of prepayment for investment and RMB7,293.46 million receivables due from related parties.

(2)	As at June 30, 2012, the account receivables due from the controlling shareholder of the Company were RMB17.69 million (RMB57.57 million at June 30, 2011).

(3)	The five largest other debtors

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents

Yancoal International (Holding) Co., Ltd.	Holding subsidiary	4,194,594,986	Within 1 year	44	Investment
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	2,655,000,000	1 to 2 years	28	Borrowing
Prepayment of investment	Third party	2,195,405,200	1 to 2 years	23	Prepayment of investment
Shanxi Heshun Tianchi Energy Co., Ltd	Holding subsidiary	275,747,116	Within 1 year	3	Borrowing, Materials
Shandong Shengyang Wood Co., Ltd.	Associate	95,085,917	Within 1 year	1	Advance payment on Dealing accounts

Total		9,415,833,219		99

(4)	Other receivables due from related parties were RMB7,293.46 million as at 30 June 2012, accounting for 76% of total other receivables.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(5)	Foreign currency balance in other receivables

	At June 30, 2012			At January 1, 2012
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	2,381,897	6.3249	15,065,260	10,439,296	6.3009	65,776,960

Total			15,065,260			65,776,960

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At June 30, 2012	At January 1, 2012

Long-term equity investments under cost method	12,356,279,695	15,235,557,746
Long-term equity investments under equity method	2,143,816,439	1,683,897,233
Long-term equity investments – Total	14,500,096,134	16,919,454,979
Less: provision for impairment	—	—

Long-term equity investments – net	14,500,096,134	16,919,454,979

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(2)	Under cost method and equity method

Name of investees	Shareholding proportion	Ratio of voting rights	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,904	—	—	2,709,904	—
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	4,400,000
Heze Neng Hua	98.33	98.33	1,450,000,000	2,924,343,542	—	—	2,924,343,542	—
Yancoal Australia Pty	100.00	100.00	403,281,954	6,663,281,954	1,312,912,935	4,194,594,986	3,781,599,903	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos Neng Hua	100.00	100.00	500,000,000	3,100,000,000	—	—	3,100,000,000	—
Hua Ju Energy	95.14	95.14	599,523,448	599,523,448	—	—	599,523,448	—
Yancoal International (Holing) Co., Limited	100.00	100.00	17,917,200	17,917,200	—	—	17,917,200	—
Beisheng Industry and Trade Co., Ltd	100.00	100.00	2,404,000	—	2,404,000	—	2,404,000	—
Shandong Zoucheng Jianxin Cunzhen Bank	9.00	9.00	9,000,000	9,000,000	—	—	9,000,000	—

Subtotal			4,362,656,602	15,235,557,746	1,315,316,935	4,194,594,986	12,356,279,695	4,400,000

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	973,670,742	47,352,843	—	1,021,023,585	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	170,226,491	19,436,470	15,625,000	174,037,961	15,625,000
Shaanxi Future Energy Chemical Corp. Ltd	25.00	25.00	540,000,000	540,000,000	405,000,000	—	945,000,000	—
Shengyang Wood	39.77	39.77	6,000,000	—	4,886,462	1,487,495	3,398,967	—
Jiemei Wall Materials	20.00	20.00	720,000	—	359,859	3,933	355,926	—

Subtotal			1,571,720,000	1,683,897,233	477,035,634	17,116,428	2,143,816,439	15,625,000

Total			5,934,376,602	16,919,454,979	1,792,352,569	4,211,711,414	14,500,096,134	20,025,000

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	Investment in associates

Name of investees	Type of enterprise	Registered location	Business nature	Registered capital	Shareholding proportion	Ratio of voting rights	Total assets at the end of the period	Total liabilities at the end of the period	Net assets at the end of the period	Operating income for the current period	Net profit for the current period

China HD Zouxian Co., Ltd.	Limited liability	Tangcun, Zoucheng Shandong	Electricity power resources and related development, production, investment, sales and construction	RMB3 billion	30%	30%	6,231,852,589	2,828,440,638	3,403,411,951	2,167,675,364	157,842,811

Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB500 million	25%	25%	7,343,440,627	6,647,288,787	696,151,840	155,946,030	77,745,878

Shaanxi Future Energy Chemical Corp. Ltd	Limited liability	Shaanxi	Liquefaction of coal and coal mining	RMB5.4 billion	25%	25%	3,911,270,486	131,270,486	3,780,000,000	—	—

Shengyang Wood	limited liability	Shandong	Decoration and ornament materials	RMB15.09 million	39.77%	39.77%	110,600,366	102,053,806	8,546,560	24,916,406	-3,740,245

Jiemei Wall Materials	limited liability	Shandong	Coal gangues fired brick	RMB3.6 million	20%	20%	8,380,602	6,600,972	1,779,630	3,421,099	-19,663

Total							17,605,544,670	9,715,654,689	7,889,889,981	2,351,958,899	231,828,781

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	Jan. 1-Jun. 30, 2012	Jan. 1-Jun. 30, 2011

Principal operations revenue	20,833,090,211	13,652,153,510
Other operations revenue	564,082,956	652,767,667

Total	21,397,173,167	14,304,921,177
Principal operations cost	15,173,742,048	7,201,818,809
Other operations cost	656,956,615	708,343,489

Total	15,830,698,663	7,910,162,298

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(1)	Principal operations – Classification by business

	Jan. 1-Jun. 30, 2012		Jan. 1-Jun. 30, 2011
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	20,606,539,463	15,003,286,981	13,409,276,725	7,050,867,226
Railway transportation	226,550,748	170,455,067	242,876,785	150,951,583

Total	20,833,090,211	15,173,742,048	13,652,153,510	7,201,818,809

(2)	Principal operations – Classification by product

	Jan. 1, 2012-Jun. 30, 2012		Jan. 1,2011-Jun. 30, 2011
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	10,926,644,720	5,352,920,667	10,975,586,336	4,655,737,504
Sales of coal purchased from other companies	9,679,894,743	9,650,366,314	2,433,690,389	2,395,129,722
Revenue from railway transportation services	226,550,748	170,455,067	242,876,785	150,951,583

Total	20,833,090,211	15,173,742,048	13,652,153,510	7,201,818,809

(3)	Principal operations – Classification by area

	Jan. 1, 2012-June 30, 2012		Jan. 1,2011-June 30, 2011
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	20,833,090,211	15,173,742,048	13,645,421,774	7,197,614,167
International	—	—	6,731,736	4,204,642

Total	20,833,090,211	15,173,742,048	13,652,153,510	7,201,818,809

(4)	Total revenue of the 5 largest customers from 1 January to 30 June 2012 is RMB5,362.13 million, which accounts for 25% in total revenue.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

(1)	Sources of investment income

Items	Jan. 1-Jun. 30, 2012	Jan. 1-Jun. 30, 2011

Long-term equity investment income under cost method	4,048,000	5,060,000
Long-term equity investment income under equity method	66,616,878	14,137,463
Investment income of entrust loan	295,994,812	62,923,499
Investment income of AFS financial assets	3,702,379	2,433,305

Total	370,362,069	84,554,267

(2)	Long-term equity investment income under equity method

Item	Jan. 1-Jun. 30, 2012	Jan. 1-Jun. 30, 2011	Reason of change

Total	66,616,878	14,137,463
Including:
China HD Zouxian Co., Ltd.	47,352,843	7,078,491	HD Zouxian’s current profit increased
Yankuang Group Finance Co., Ltd	19,436,470	7,058,972	Yankuang Group Finance Co., Ltd’s current profit increased
Shengyang Wood	-141,341	—	New addition in this period
Jiemei Wall Materials	-31,094	—	New addition in this period

(3)	There is no major limit on recovery of investment income to the Group.

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XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

6.	Supplement information of cash flow statement of the Company

Items		Jan. 1-Jun. 30, 2012	Jan. 1-Jun. 30, 2011

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	2,558,449,995	3,226,205,508
	Add: Provision of impairment of assets	—	—
	Depreciation of fixed assets	506,434,347	473,150,696
	Amortization of intangible assets	13,252,997	8,432,343
	Amortization of long-term deferred expenses	3,750	3,750
	Special reserves accrued	380,467,803	236,275,892
	Gain or loss on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-4,202,544	-2,073,711
	Gain or loss from change of fair value (“-” represents gain)	-12,366,274	34,479,350
	Financial costs (“-” represents gain)	494,108,730	37,095,602
	Gain or loss arising from investments (“-” represents gain)	-370,362,069	-84,554,267
	Deferred tax effect (“-” represents increase)	-252,831,478	-146,899,788
	Decrease in inventories (“-” represents increase)	-348,599,467	196,713,011
	Decrease in receivables under operating activities (“-” represents increase)	3,232,441,744	6,628,628,935
	Increase in payables under operating activities (“-” represents decrease)	-2,129,456,512	-285,386,774

	Net cash flow from operating activities	4,067,341,022	10,322,070,547

2.	Changes in cash and cash equivalents:
	Cash, closing	9,298,311,711	6,483,975,340
	Less: Cash, opening	6,014,805,639	5,336,180,576

	Net addition in cash and cash equivalents	3,283,506,072	1,147,794,764

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XVI. SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At June 30, 2012	At Jan 1, 2012	Jan 1-June 30, 2012	Jan 1-June 30, 2011

As per the financial statements prepared under IFRS	44,221,884,644	42,634,490,236	5,255,810,641	5,183,335,432
1) Business combination adjustment under common control (note1)	-1,502,419,408	-769,953,755	3,593,676	3,026,732
2) Special reserves (note 2)	-426,296,412	-535,479,918	-374,006,701	-196,031,163
3) Deferred tax effect (note 3)	928,163,560	737,915,971	69,681,452	41,042,686
4) Others	19,867,544	-610,072	-48,890,749	-1,796,536

As per PRC ASBEs	43,241,199,928	42,066,362,462	4,906,188,319	5,029,577,151

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.
(2)	As stated in Note IV. (22), in accordance with relevant regulations of the Chinese authorities for coal mining companies, provision for production maintenance, production safety and other related expenditures are accrued base on coal production volume, and are presented in expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and same amount of accumulated depreciation is recognized at the same time. While under IFRS, these expenses are recognized when it occurs in the period, and relevant capital expenditures are recognized as fixed assets when they occur and depreciated according to corresponding depreciation method.
(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

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XVI. SUPPLEMENT – CONTINUED

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gains of the Company are as follows:

Items	Jan 1-June 30, 2012	Jan 1-June 30, 2011

Gain and loss from disposal of non-current assets	4,094,661	-7,300,619
Government subsidies included in the gains and losses of the period	4,639,016	5,600,675
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of its subsidiaries, associates and joint ventures	1,391,019,268	—
Investment income from available for sales financial assets	3,702,379	2,433,305
Gains and losses from entrusted loan	—	—
Other net non-business revenues and expenses excluding the above items	10,790,981	-6,164,977
Others	—	—

Subtotal	1,414,246,305	-5,431,616
Income tax effect	-660,016,291	-1,468,829
Including: Yancoal Australia’s MRRT effect	-1,083,223,372
Extraordinary gain excluding income tax effect	2,074,262,596	-3,962,787
Including: attributable to shareholders of the parent company	2,074,134,717	-4,212,101
Minority interest effect (after tax)	127,879	249,314

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Group are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Basic Earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	11.01	0.9975	0.9975
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	6.36	0.5758	0.5758

XVII. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on August 24, 2012.

234    Yanzhou Coal Mining Company Limited Interim Report 2012

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	The full text of the Interim Report signed by the chairman of the Board;

2.	Financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

3.	All documents published during the reporting period in newspapers designated by the CSRC;

4.	The full text of the interim report released in other securities markets.

5.	The Articles

On behalf of the Board
Li Weimin
Chairman
Yanzhou Coal Mining Company Limited
24 August 2012

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

Yanzhou Coal Mining Company Limited Interim Report 2012    235